Form 10-K405, Exhibit 13
period 1997-02-01
GOODYS FAMILY CLOTHING INC /TN
filed 1997-05-01
CIK 879123

                                                                      EXHIBIT 13

     GOODY'S
FAMILY CLOTHING(R)




                               take a good look


                                    GOODY'S
                                FAMILY CLOTHING(R)
                               1996 ANNUAL REPORT

Company Profile


         Goody's Family Clothing, Inc., headquartered in Knoxville, Tennessee, is a retailer of moderately priced apparel for women, men and children. As of February 1, 1997, the Company operated 203 stores in Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Mississippi, North Carolina, Ohio, South Carolina, Tennessee, Virginia and West Virginia.

Contents
Financial Highlights                                   2
A Letter to Our Shareholders                           3
Merchandising                                          5
Marketing and Advertising                              9
Real Estate                                           10
Store Operations                                      12
Financial Review                                      15
Shareholder and Investor Information                  32
Board of Directors and Officers                       33



take a good look. . . .

Goody's
Family Clothing (R)

SHORTS     SWEATER    DENIM    SHIRT   SHIRT   BOXERS  BOOTS   HAND-    DENIM      SHIRTS       JEANS    SHIRTS   BOOTS    SHIRTS
            VEST      SHORT                                    BAGS     JUMPER

SHOES       SHIRTS    BELTS    JEANS   BREIFS  SHIRTS  SOCKS   JEANS    PICTURE    SHIRT       PANTS    SHOES    SHIRTS   PANTIES
                                                                        FRAMES

HANDBAGS    JEANS     COAT     SHOES   SHIRTS  JEANS   SHIRTS  COAT     SHOES       KIDS       BELTS    SHIRTS   JEANS    SHIRTS
                                                                                  OVERALLS

SHORTS      SWEATER   DENIM    SHIRT   SHIRT   BOXERS  BOOTS   HANDBAGS DENIM      SHIRTS      JEANS    SHIRTS   BOOTS    SHIRTS
            VEST      SHORT                                             JUMPERS

SHOES       SHIRTS    BELTS    JEANS   BREIFS  SHIRTS  SOCKS   JEANS    PICTURE    SHIRT       PANTS    SHOES    SHIRTS   PANTIES
                                                                        FRAMES

HANDBAGS    JEANS     COAT     SHOES   SHIRTS  JEANS   SHIRTS  COAT     SHOES       KIDS       BELTS    SHIRTS   JEANS    SHIRTS
                                                                                   OVERALLS

SHORTS      SWEATER   DENIM    SHIRT   SHIRT   BOXERS  BOOTS   HANDBAGS DENIM      SHIRTS      JEANS    SHIRTS   BOOTS    SHIRTS
            VEST      SHORT                                             JUMPERS

SHOES       SHIRTS    BELTS    JEANS   BREIFS  SHIRTS  SOCKS   JEANS    PICTURE    SHIRT       PANTS    SHOES    SHIRTS   PANTIES
                                                                        FRAMES

HANDBAGS    JEANS     COAT     SHOES   SHIRTS  JEANS   SHIRTS  COAT     SHOES       KIDS       BELTS    SHIRTS   JEANS    SHIRTS
                                                                                   OVERALLS

SHORTS      SWEATER   DENIM    SHIRT   SHIRT   BOXERS  BOOTS   HANDBAGS DENIM      SHIRTS      JEANS    SHIRTS   BOOTS    SHIRTS
            VEST      SHORT                                             JUMPERS

SHOES       SHIRTS    BELTS    JEANS   BREIFS  SHIRTS  SOCKS   JEANS    PICTURE    SHIRT       PANTS    SHOES    SHIRTS   PANTIES
                                                                        FRAMES

HANDBAGS    JEANS     COAT     SHOES   SHIRTS  JEANS   SHIRTS  COAT     SHOES       KIDS       BELTS    SHIRTS   JEANS    SHIRTS
                                                                                   OVERALLS

SHORTS      SWEATER   DENIM    SHIRT   SHIRT   BOXERS  BOOTS   HANDBAGS DENIM      SHIRTS      JEANS    SHIRTS   BOOTS    SHIRTS
            VEST      SHORT                                             JUMPERS

SHOES       SHIRTS    BELTS    JEANS   BREIFS  SHIRTS  SOCKS   JEANS    PICTURE    SHIRT       PANTS    SHOES    SHIRTS   PANTIES
                                                                        FRAMES

Financial Highlights
(Dollars in thousands, except per share amounts)

G
-
2



                                                      Fiscal Year
                                           -----------------------------------
                                               1996        1995        1994

Sales                                        $819,056    $696,868    $613,664
Gross profit                                  209,372     170,717     154,807
Earnings before income taxes                   27,442      16,527      10,772
Net earnings                                   17,151      10,464       6,872
Earnings per common share                        1.04        0.65        0.43
-------------------------------------------------------------------------------
Stores open at year end                           203         184         171



Sales                                                       Earnings per Common Share
(dollars in millions)

1992      1993    1994     1995       1996                  1992       1993       1994     1995        1996
$455.3    $505.0  $613.7   $696.9     $819.1                $1.00      $0.86      $0.43    $0.65       $1.04

Shareholders' Equity                                        Number of Stores
(dollars in millions)

1992      1993    1994     1995       1996                  1992       1993       1994     1995        1996
$76.8     $88.4   $95.4    $105.9     $123.6                125        146        171      184         203

        SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
                              REFORM ACT OF 1995

        Management has endeavored in its communications, in its Form 10-K, and in this Annual Report to highlight the trends and factors that might have an impact on the Company and the industry in which the Company competes. Any "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives thereof or other variations thereon or similar terminology, are made on the basis of management's plans and current analysis of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties including, but not limited to, customer demand and trends in the apparel and retail industry and the acceptance of merchandise acquired for sale by the Company, tariffs, quotas, trademark use, political stability, the effectiveness of planned advertising and promotional events, the impact of competitors' pricing, the Company's ability to enter into leases for new store locations, individual store performance, adverse weather conditions, employee relations, and the general economic conditions within the Company's markets. The above factors in some cases have affected, and in the future could affect, the Company's financial performance and could cause actual results for fiscal 1997 and beyond to differ materially from those expressed or implied in such forward-looking statements, including statements with respect to comparable store sales growth, expansion in gross store square footage, new store openings and relocations or remodels, and planned capital expenditures referred to under the caption "A Letter to Our Shareholders." The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

PANTS

                                                                            G
                                                                            -
                                                                            3

                                BOB GOODFRIEND
                                AND HARRY CALL




A Letter to Our Shareholders

         We are extremely pleased with our results for 1996. They represent a major turnaround for Goody's and a successful first step in our strategy to improve the long-term profitabilty of our Company. We experienced record sales of $819.1 million compared with $696.9 million in 1995, and net earnings of $17.2 million, or $1.04 per share, compared with $10.5 million, or $0.65 per share, in 1995. Bolstering our performance for the year were outstanding third and fourth quarters during which our comparable store sales increased
13.4 and 14.1 percent, respectively, from the same periods in 1995, bringing our comparable store sales increase to 6.9 percent for the year.

         The changes we have made to our merchandising strategies, including improved merchandise selection and quality and careful inventory management, have enhanced Goody's position in our markets. We ended 1996 with gross margin improvement of more than 100 basis points and with well positioned inventories entering 1997. In 1996 capital expenditures were $16.1 million with approximately $13.4 million allocated for new store growth, store relocations and remodels; $1.3 million for organization-wide technology enhancements; and the remainder being used for general corporate purposes. These expenditures were funded by internally generated cash. In fact, we ended the year with virtually no long-term debt.

         Many factors contributed to our increased sales and net earnings last year: we opened 20 new stores, including a successful six-store entry into metropolitan Atlanta, Georgia, and a three-store expansion into Charlotte, North Carolina; we relocated seven stores and remodeled one; we enhanced technology throughout the Company to improve the speed and efficiency of operational and customer related transactions; and we unveiled a new store look featuring a warm updated fixturing package that will be utilized in all new and relocated stores. Using the new package, we plan to fully refixture 22 existing stores and partially refixture another 118 existing stores this year.

         We expect to grow our business at a healthy pace. Our business plan for fiscal 1997 calls for comparable store sales growth of 5 percent take a good look

G
-
4




SHIRTS

and an expansion in our gross store square footage base of at least 10 percent. Goody's management is committed to increasing profitability, not only for 1997, but well into the future. Our three-step strategy for accomplishing this goal includes: - Increasing our sales through comparable store sales growth and new store expansion. -Improving our merchandise margins by reducing our dependence on denim while simultaneously increasing the growth rate of other higher margin departments, building our private label programs as a percent of total sales and carefully managing our inventories. -Aggressively managing our expenses and gaining expense leverage with planned sales growth.

         Capital expenditures for 1997 are planned at $23 million, the bulk of which is allocated for opening a minimum of 20 new stores and the relocation and remodeling of eight stores, as well as for refixturing existing stores. The remainder will be used for merchandising technology upgrades, distribution center improvements and general corporate purposes. During the past 18 months we have carefully evaluated and developed strategic plans for key segments of our business, including Merchandising, Marketing and Advertising, Real Estate, and Store Operations, all of which will be supported by enhancements in our management information systems. These four areas, which are profiled in more detail in the following pages, operate under the leadership of a proven team of professionals, and each performs with a definite direction and a common vision.

         Today we operate with more confidence than at any other time in our Company's history. We understand our customers and their expectations. The management team that produced our record results for 1996 is focused, dedicated and committed to making Goody's Family Clothing one of the most outstanding apparel retail performers today. And most important, we believe we have developed a sensible strategy for sustaining long-term profitable growth and increasing the value of Goody's for our shareholders. It is these things that we hope will make you want to Take a Good Look at Goody's Family Clothing. We think you will like what you see.

Sincerely,

        Signature                               Signature

        Robert M. Goodfriend                    Harry M. Call
        Chairman of the Board and               President and
        Chief Executive Officer                 Chief Operating Officer




March 19, 1997

                                                                              G
                                                                              -
                                                                              5

                                  LEVIS LOGO

                                   NIKE LOGO

                              ALFRED DUNNER LOGO

                                SAG HARBOR LOGO

                                Bugle Boy Logo

                               LESLIE FAY LOGO

                                   LEE LOGO



Merchandising

SHIRT

         Levi's. Nike. Alfred Dunner. Sag Harbor. Leslie Fay. Plaza South. Lee. At Goody's Family Clothing, great quality brand names like these are the foundation and mainstay of our business. We know our customer. She wants selection and value. She needs the convenience of one-stop shopping for her entire family. We're committed to bringing her all of this and more at prices targeted to be 10 to 30 percent lower than those of traditional department stores--every day.

         Under the direction of Thomas R. Kelly, Jr., Executive Vice President and General Merchandise Manager, we made great strides in all areas of merchandising last year. We believe that customers who stopped shopping at Goody's during 1993 and 1994 due to disappointing merchandise selections returned as we revamped our women's division to include more fashion and basic career apparel and strengthened our men's and children's divisions with better brands and outstanding private label merchandise.

         A key part of our merchandising strategy for the last half of 1996 and continuing into the spring of 1997 was to increase our inventories by adding basic bottoms in all of our departments and by investing in new products such as accessories and gifts, men's blazers, dress pants, dress shirts, and ties. Goody's record sales and earnings results for 1996 suggest this approach was worthwhile. As part of our efforts to continually offer better brands to our customers, last year we successfully tested Dockers, one of the most popular pants programs in the country, in nine Birmingham area stores. This spring we will add Dockers merchandise in the men's, women's and boys' departments in 115 of our stores, and we plan to include this important addition in all new store openings in 1997. By early 1998 the Dockers roll-out should be complete chainwide.

         National brands and high-quality private label apparel aren't the only features generating renewed interest among our customers. Exciting visual presentation formats and updated fixturing established last year are allowing us to showcase our merchandise in a more open, accessible and customer-friendly shopping environment.

         Year after year we strive to distinguish ourselves from our competition by offering shoppers a comprehensive selection of their favorite brand name apparel with an emphasis on quality, value and price. Last year we gained critical market share and further defined our niche in the industry take a good look

G
-
6

                                   IN-STORE
                                  DENIM DEPT.

                                   IN-STORE
                                  NIKE DEPT.



Merchandising (continued)

PANTS

using this approach. Our stores offer brands that are not generally available to mass-market retailers and, unlike specialty stores, we offer apparel for the entire family. Moreover, we believe we provide a unique combination of brand name and private label merchandise at a price and value level generally unattainable by traditional department stores.

         Women's wear, the largest segment of our business, accounted for approximately 41 percent of the Company's total sales in 1996. By reemphasizing fashion and basic career apparel, and also offering a broad selection of sportswear, we've established ourselves as one of the Southeast's leading providers of moderately priced women's apparel.

         Denim, the cornerstone of our Company's merchandising strategy, represented approximately 25 percent of total sales last year across the women's, men's and children's merchandising divisions. An expansive denim selection with competitively priced brand names such as Levi's, Lee, Bugle Boy and Union Bay serves as an important draw for middle-income consumers and generates traffic for other higher margin merchandise in our stores.

         The men's division, one of our most developed businesses, also features a solid line-up of brand name apparel combined with growing private label collections. In 1996 the men's division contributed approximately 20 percent of the Company's total sales volume.

         One of the most improved areas of our business is the children's division. Popular activewear lines, dominant denim brand names, sturdy private label basics, and an enhanced dress selection have positioned this division as the fourth largest producer in the Company, contributing approximately 7 percent of total sales.

         For more than 40 years we at Goody's have made customers our first priority. Our goal has been--and will continue to be--providing shoppers with the best value for their money. Consistently serving our customers with the right combination of brand name and private label merchandise will remain key to fulfilling our mission to be the dominant retailer of moderately priced family apparel in the southeastern United States.

                                                                              G
                                                                              -
                                                                              7

                                   IN-STORE
                                IVY CREW DEPT.

                                   IN-STORE
                             MONTANA BLUES DEPT.


Merchandising (Product Development)

SHIRTS

         In 1993 we launched our first private label collection, Ivy Crew for men, a brand that has become so well received by Goody's customers that today it represents more than 30 percent of sales in our men's division. The success of the Ivy Crew collection has since led to the birth of a full-scale product development department whose mission is to create collections of high-quality private label basic and fashion apparel for women, men and children.

         Designing our own private label brands gives us the advantage of maintaining a consistent in-stock position on basic items. Our goal in producing each new private label line is to provide our customers with designer looks and quality at Goody's value prices.

         In mid 1995, John Okvath, a veteran sourcing agent, was hired as Vice President for Product Development to spearhead new development efforts and oversee the growth of our existing private label programs. Prior to coming to Goody's, Okvath spent years living and working in the Orient, establishing valuable relationships with manufacturers. Throughout 1996 we invested heavily in personnel, adding managers to source product and ensure the quality of our private label programs, and systems to support this growth. We will continue building on these two areas throughout 1997.

         The conception of Goody's private label apparel begins with careful research. Merchants monitor fashion trends in the marketplace and the buying patterns of our customers to create a mix of private label fashions that complements the brand name goods on our sales floor and satisfies the needs of our customers. Each new product designed at Goody's is manufactured and delivered to our stores only after it has been tested and has met our strict specifications for size, fabric weight, stitching, and color stability. In fact, Goody's private label merchandise is designed and produced to meet or exceed the quality of apparel offered in specialty and department stores.

         Since the inception of our private label programs, we have developed strategic relationships with global manufacturers. Dealing directly with these manufacturers gives us greater control over the quality of the merchandise we offer our customers and enables us to efficiently adjust our inventories in response to changing consumer needs.

                                                              take a good look

G
-
8

                                 IVY CREW LOGO

                              MONTANA BLUES LOGO

                                 BOBBY G LOGO

                              MOUNTAIN LAKE LOGO

                           GFC TRADING COMPANY LOGO

                                BOBBY G SHIRTS




Merchandising (Product Development, continued)

SHIRT

         Today our stores offer distinctive private label lines that we expect will represent approximately 18 percent of our total 1997 sales volume: Ivy Crew, a classic look for men that includes three separate collections-sportswear, career wear and furnishings; Authentic GFC and GFC Trading Co., basic casual apparel for young men and boys; Bobby G by Ivy Crew, an upscale golf-inspired sportswear collection for men that consists of trousers, shorts, knit shirts and sweater vests; Chandler Hill, a collection of classic career separates offered in the misses department; Montana Blues Jean Company, sportswear for juniors and girls, featuring denim, twill and corduroy bottoms with coordinating tops, vests, jackets and sweaters; Good Kidz, basic commodity merchandise for children; and beginning this fall, Mountain Lake, a classic sportswear collection for women.

         The importance of product development to the long-range success of our company is clear: private label programs help us remain in-stock with high-quality clothing at a great value to our customers and to our Company. These programs have had a positive impact on the Company's merchandise margins and will be critical to our ongoing efforts to improve the overall profitability of Goody's.

         Though we remain committed to maintaining a strong line-up of nationally recognized brand name merchandise, private label products play an increasingly important role in helping us maintain a good competitive position against other retailers operating in our markets. We intend to aggressively build our private label business as our exclusive brands continue to gain recognition and acceptance by our customers. We plan for this dynamic part of Goody's business to account for up to 25 percent of our total sales volume by the end of 1999.

                                                                              G
                                                                              -
                                                                              9

                                WOMAN IN CASUAL
                                   CLOTHING

                                 MAN IN HENLEY

                                WOMAN IN SHORT
                                SLEEVE SWEATER




Marketing and Advertising

PANTS

         We believe that communicating frequently with our customers is key to sustaining traffic flow in Goody's stores and creating top-of-the-mind awareness among shoppers. Our award-winning marketing and advertising campaign, Goody's Feels Like You, was launched in early 1995 with a positioning awareness message that emphasizes the Company's price-value strategy.

         Goody's advertising is represented in the newspaper-in preprinted tab or run of press formats- at least once each week, 52 weeks a year. We reinforce our print message with radio and television spots that run approximately 36 weeks a year.

         Our advertising team has established a long-term campaign strategy that supports the Company's overall objectives to gain market share and increase profitability. A key part of that strategy is to fuel comparable store sales growth by increasing advertising's impact on a store-by-store basis.

         Another important element of our strategy is the message itself. The Goody's Feels Like You campaign has evolved to a new level, one that encourages shoppers to take another look at Goody's and how our merchandise and stores are adapting to meet the needs of today's consumers. On May 1, 1997, we will unveil the Take a Good Look campaign with four important objectives in mind: to give shoppers a reason to visit Goody's again, still emphasizing the price-value message; to sell the importance of the shopping experience in addition to the ongoing price-value message, focusing on clean, neat stores, outstanding customer service, and ease of shopping; to establish and reinforce Goody's position in the marketplace in relation to our competitors with the slogan Department Store Brands, Department Store Styles, Goody's Low Prices; and to differentiate the Company from our competition by focusing on the human side of Goody's, highlighting our community service initiatives.

         Advertising played a major role in our success in 1996, particularly during our multi-store entries into metropolitan Atlanta, Georgia, and Charlotte, North Carolina. We believe that aggressive marketing and advertising will help us achieve the ambitious goals we have set for long-term growth and profitability.

                                                              take a good look

 G
--
10

                           MAP OF GOODY'S LOCATIONS

Real Estate

SHIRTS

         As one of the fastest growing retailers in the Southeast, we have carved a special place for ourselves in the retail industry: serving the middle American consumer with quality family apparel at value prices. Choosing the right locations for our stores is key to our success.


         The real estate team at Goody's considers a host of factors before choosing a new store site. In particular, the Company seeks primary retail locations in selected markets. Other significant location criteria include:

         -Market trade areas with minimum populations of 50,000 people, or metropolitan

                                                                              G
                                                                             --
                                                                             11




Real Estate (continued)

SHIRT

markets where we can establish multiple stores.
-Communities with a solid middle-income customer base. - Regional and community strip shopping centers (though selected malls are considered) anchored by strong, high-traffic retailers. - Available space for a 20,000 to 35,000 square foot store.

     In 1997 we plan to open a minimum of 20 new stores including our first in the state of Missouri. By the end of the year we expect to be operating in more than 6,000,000 square feet of retail space in 15 states.


                                EXISTING STORES
                                NEW STORES
                                PROPOSED STORES

As of February 1, 1997, the Company operated 203 stores in 14 states.

ALABAMA (25)            - Augusta (2)      - Seymour         NORTH              - Zanesville           - LaFollette
- Alexander City        - Bainbridge       - Shelbyville     CAROLINA (30)                             - Lebanon
- Athens                - Blue Ridge       - Vincennes       - Albemarle        SOUTH CAROLINA (11)    - McMinnville
- Bessemer              - Brunswick                          - Asheville (2)    - Aiken                - Martin
- Birmingham (7)        - Carrollton       KENTUCKY (18)     - Boone            - North Augusta        - Maryville
- Cullman               - Cartersville     - Bowling Green   - Burlington       - Camden               - Morristown
- Dothan                - Centerville      - Danville        - Charlotte (3)    - Conway               - Murfreesboro
- Florence              - Cordele          - Elizabethtown   - Greenville       - Florence             - Newport
- Fort Payne            - Covington        - Frankfort       - Henderson        - Greenville (2)       - Oak Ridge
- Gadsden               - Dalton           - Glasgow         - Hickory          - Greenwood            - Rockwood
- Huntsville            - Dublin           - Hazard          - High Point       - Myrtle Beach         - Rogersville
- Jasper                - Douglasville     - Henderson       - Kinston          - Spartanburg (2)      - Sevierville
- Opelika               - Gainesville      - London          - Laurinburg                              - Springfield
- Scottsboro            - Griffin          - Mt. Sterling    - Lexington        TENNESSEE (41)         - Sweetwater
- Selma                 - Hinesville       - Madisonville    - Morganton        - Athens               - Tullahoma
- Sylacauga             - LaFayette        - Maysville       - Mt. Airy         - Chattanooga (3)      - Union City
- Talladega             - La Grange        - Middlesboro     - Murphy           - Clarksville
- Troy                  - Milledgeville    - Morehead        - Roanoke Rapids   - Cleveland            VIRGINIA (10)
- Tuscaloosa (2)        - Newnan           - Paducah         - Rocky Mount      - Clinton              - Bristol
                        - Rome             - Pikeville       - Sanford          - Columbia             - Christiansburg
ARKANSAS (1)            - Statesboro       - Richmond        - Shelby           - Cookeville           - Charlottesville
- Jonesboro             - Swainesboro      - Shelbyville     - Southern Pines   - Crossville           - Lynchburg
                        - Tifton           - Somerset        - Spindale         - Dayton               - Martinsville
FLORIDA (7)             - Valdosta                           - Statesville      - Dickson              - Norton
- Ft.Walton Beach       - Waycross         MISSISSIPPI (8)   - Sylva            - Dyersburg            - Roanoke (2)
- Gainesville (2)                          - Columbus        - Waynesville      - Farragut             - Staunton
- Lake City             ILLINOIS (1)       - Corinth         - Wilson           - Franklin             - Wytheville
- Palatka               - Carbondale       - Hattiesburg     - Wilkesboro       - Gallatin
- Panama City                              - Meridian        - Wilmington       - Greeneville          WEST
- Tallahassee           INDIANA (8)        - Oxford                             - Jackson              VIRGINIA (3)
                        - Bedford          - Pascagoula      OHIO (5)           - Johnson City         - Beckley
GEORGIA (35)            - Jasper           - Tupelo          - Athens           - Kimball              - Logan
- Albany                - New Castle       - Vicksburg       - Chillicothe      - Kingsport            - Parkersburg
- Athens                - Princeton                          - New Boston       - Knoxville (4)
- Atlanta (7)           - Richmond                           - Steubenville

                                                              take a good look

 G
--
12



Store Operations

PANTS

     At Goody's, providing a friendly, satisfying shopping experience for our customers is our first priority. We recognize that our customers have more shopping choices today than ever before. That's why a focus of our store management group has been to streamline all functions of store operations-from the way we design and fixture our stores to the way we train our associates and even the process by which we check customers out. Why? Because we want to be the southeastern customer's first choice for moderately priced family apparel. It's that simple.

     During 1996 we introduced a fixturing program in all of our new stores that optimizes the use of space by utilizing flex tables, nesting tables, and enhancement panels to achieve a cleaner, more visually appealing merchandise presentation. This year we plan to partially or fully refixture a total of 140 stores.

     We expect associate training programs developed in 1995 and 1996 to be expanded chainwide this year with the goal of increasing associate's customer service skills, as well as reinforcing new merchandise presentation standards, loss prevention strategies, and operational procedures. We're also offering additional training opportunities in the areas of time management and communication to our store managers.




ATLANTA STORE FRONT

                                Authentic GFC
                                                                              G
                                                                             --
                                                                             13


Store Operations (continued)

SHIRTS

We believe this investment in our associates will deliver added benefits for our customers and for Goody's.

     Operational streamlining should also have a positive impact on our customers' overall shopping experience at Goody's. Last year we implemented an electronic system that allows us to better manage the price change process from the corporate office rather than manually at the store level. This allows our store associates to spend more time and effort serving customers rather than performing operational tasks. Also, we plan to implement an automated labor management system this October that will allow us to schedule associates in our stores when and where we need them. Two important benefits of this program will be improved customer service and a potential reduction in payroll costs. But one of the most important improvements we'll make in the area of customer service is to reduce the amount of time it takes customers to check out of our stores. This fall, we plan to incorporate redesigned checkout stations in all new stores and will begin adding them to existing stores. These redesigned stations, along with planned upgrades in our credit card and check processing technology, should save our customers valuable time.

     Our customers are the driving force behind who we are as a Company. We listen to what they have to say and we try to respond. The store operations group is committed to making Goody's the undisputed leader in serving today's southeastern consumer with just the right combination of value, selection and service.


                                  A GFC DEPT.


                                                              take a good look

--------------------------------------------------------------------------------

                                  Two Women
                               Lifestyle Photo

]



SELECTED FINANCIAL DATA
(Dollars in thousands, except per share amounts and sales per gross square foot)



                                                                            Fiscal Year
                                                     ------------------------------------------------------------
                                                      1996        1995 (1)     1994          1993        1992(1)
                                                     ------------------------------------------------------------
 INCOME STATEMENT DATA
 Sales                                               $819,056    $696,868     $613,664      $504,964     $455,330
 Cost of sales and occupancy expenses                 609,684     526,151      458,857       374,559      332,727
                                                     ------------------------------------------------------------
 Gross profit                                         209,372     170,717      154,807       130,405      122,603
 Selling, general and
     administrative expenses                          182,628     154,901      136,612       110,906       98,118
 Unusual items (2)                                         --          --        6,143            --           --
                                                     ------------------------------------------------------------
 Earnings from operations                              26,744      15,816       12,052        19,499       24,485
 Interest expense                                         762         608        1,163         1,488          980
 Investment income (loss)                               1,460       1,319         (117)        3,189        1,919
                                                     ------------------------------------------------------------
 Earnings before income taxes                          27,442      16,527       10,772        21,200       25,424
 Provision for income taxes                            10,291       6,063        3,900         7,385        9,210
                                                     ------------------------------------------------------------
 Net earnings                                        $ 17,151    $ 10,464     $  6,872      $ 13,815     $ 16,214
                                                     ============================================================

 Earnings per common share (3)                       $   1.04    $   0.65     $   0.43      $   0.86     $   1.00
                                                     ============================================================

 Weighted average common
   shares outstanding (in thousands) (3)               16,509      16,123       16,097        16,130       16,202
                                                     ============================================================

 SELECTED OPERATING DATA
 (at year end)

 Stores open                                              203         184          171           146          125
 Comparable store sales
   increase (decrease) (4)                                6.9%        1.3%         3.4%         (1.2)%        9.4%
 Sales per gross square foot (5)                     $    156    $    150     $    150      $    148     $    156
 Average sales per store (6)                         $  4,090    $  3,922     $  3,741      $  3,766     $  3,906
 Gross store square footage (in thousands)              5,498       4,913        4,505         3,695        3,205
 Capital expenditures                                $ 16,070    $ 10,632     $ 39,388      $ 15,077     $ 11,043
 Depreciation and amortization                       $ 10,595    $  9,141     $  6,185      $  5,594     $  5,409

 BALANCE SHEET DATA

 Working capital                                     $ 44,016    $ 27,786     $ 16,707      $ 40,204     $ 33,883
 Total assets                                         254,347     208,443      185,744       163,803      156,329
 Long-term debt                                           871       1,110        1,327         1,525        1,704
 Shareholders' equity                                 123,576     105,875       95,365        88,370       76,785



1    Consists of 53 weeks.
2    Refer to Note 11 to Consolidated Financial Statements.
3 Weighted average common shares outstanding for fiscal 1996 includes common equivalent shares to account for the dilutive effect of stock options. Common equivalent shares were not materially dilutive in prior years and therefore are not included in the earnings per share computations for such years.
4 Comparable store sales for fiscal 1996 are based on stores which operated throughout fiscal 1996 (including relocated, remodeled and expanded stores) and which were in operation for the entire previous fiscal year (computed on comparable 52-week periods). Prior to fiscal 1996, new stores were included in such calculation beginning the first full month following the anniversary of their opening.
5 Sales per gross square foot is calculated by dividing (i) sales on a 52-week basis from stores which operated throughout the fiscal year (including relocated, remodeled and expanded stores) and which were in operation for the entire previous fiscal year, by (ii) the gross square footage related to those stores.
6 Average sales per store for each fiscal year is calculated by dividing (i) total sales during such fiscal year less sales attributable to new stores opened and stores closed during the fiscal year, by (ii) the number of stores open at the end of the fiscal year less new stores opened during the fiscal year.

take a good look                                                              G
                                                                             --

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS - FOURTH QUARTER FISCAL 1996 COMPARED WITH FOURTH QUARTER FISCAL 1995

The following table sets forth the Company's unaudited results of operations for the periods indicated (in thousands, except per share amounts):


                                                             Fourth Quarter 1996     Fourth Quarter 1995
                                                                  (13 weeks)             (14 weeks)
                                                            --------------------------------------------
 Sales                                                      $273,499        100.0%   $228,702      100.0%
 Cost of sales and occupancy expenses                        204,192         74.7     175,071       76.5
                                                            --------------------------------------------
 Gross profit                                                 69,307         25.3      53,631       23.5
 Selling, general and administrative expenses                 53,318         19.5      45,714       20.0
                                                            --------------------------------------------
 Earnings from operations                                     15,989          5.8       7,917        3.5
 Interest expense                                                249          0.1         167        0.1
 Investment income                                               524          0.2         389        0.2
                                                            --------------------------------------------
 Earnings before income taxes                                 16,264          5.9       8,139        3.6
 Provision for income taxes                                    6,043          2.2       2,917        1.3
                                                            --------------------------------------------
 Net earnings                                               $ 10,221          3.7%   $  5,222        2.3%
                                                            ============================================

 Earnings per common share (1)                              $   0.62                 $   0.32
                                                            ========                 ========

 Weighted average common shares outstanding (1)               16,570                   16,125
                                                            ========                 ========

(1) Weighted average common shares outstanding for the fourth quarter of fiscal 1996 includes common equivalent shares to account for the dilutive effect of stock options. Common equivalent shares were not materially dilutive in the fourth quarter of fiscal 1995 and therefore are not included in the earnings per share computations for such quarter.

OVERVIEW In the fourth quarter of fiscal 1996, the Company opened six new stores and relocated two stores, bringing the total number of stores in operation at February 1, 1997 to 203, compared with 184 at February 3, 1996. In the fourth quarter of fiscal 1995, six new stores were opened. Net earnings were $10,221,000, or 3.7% of sales, in the fourth quarter of fiscal 1996, compared with $5,222,000, or 2.3% of sales, in the fourth quarter of fiscal 1995.

SALES Sales for the fourth quarter of fiscal 1996 (13 weeks) were $273,499,000, a 19.6% increase over the $228,702,000 for the fourth quarter of fiscal 1995 (14 weeks). This increase of $44,797,000 consisted of (i) a 14.1% increase in comparable store sales of $21,028,000 from the corresponding 13-week period of the previous fiscal year, (ii) additional sales from new and transition stores of $29,974,000, which were offset by (iii) $6,205,000 from the additional last week of sales included in the 14-week fourth quarter of fiscal 1995. Significant factors which contributed to the increase in comparable store sales included
(i) favorable customer reaction to certain brand name and private label merchandise, (ii) a strategic build-up of inventory in an effort to be "in-stock" for most basic items everyday and (iii) strong promotions which emphasized the "price-value" relationship of the Company's merchandise and a reinforced customer awareness of Goody's presence in the markets served.

GROSS PROFIT Gross profit for the fourth quarter of fiscal 1996 was $69,307,000, or 25.3% of sales, a $15,676,000 increase over the $53,631,000, or 23.5% of sales, in gross profit generated for the fourth quarter of the previous fiscal year. The 1.8% increase in gross profit, as a percent of sales, in the fourth quarter of fiscal 1996 compared with the fourth quarter of fiscal 1995 resulted primarily from customer acceptance of certain key merchandise items during the Christmas holiday season and favorable customer reaction to the Company's private label merchandise that positively impacted gross margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses for the fourth quarter of fiscal 1996 were $53,318,000, or 19.5% of sales, an increase of $7,604,000 from $45,714,000, or 20.0% of sales, for the fourth quarter of fiscal 1995. The 0.5% decrease in selling, general and administrative expenses, as a percent of sales, in the fourth quarter of fiscal 1996 compared with the fourth quarter of fiscal 1995 resulted primarily from a decrease in advertising and promotional expenses. Selling, general and administrative expenses for the fourth quarter of fiscal 1996 included a charge of $741,000 resulting from the impairment of certain stores' property and equipment pursuant to the provisions of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121").

INTEREST EXPENSE Interest expense for the fourth quarter of fiscal 1996 increased by $82,000 compared with the fourth quarter of fiscal 1995 primarily from an increase in borrowings for normal operating purposes.

INVESTMENT INCOME Investment income for the fourth quarter of fiscal 1996 increased by $135,000 compared with the fourth quarter of fiscal 1995 primarily from an increase in invested funds.

 G
--
16

RESULTS OF OPERATIONS - FISCAL 1996, 1995 AND 1994



The following table sets forth the Company's audited results of operations as a percent of sales for the fiscal years indicated:



                                                                                          Fiscal Year
                                                                    -------------------------------------------------------
                                                                        1996                    1995                1994
                                                                     (52 Weeks)              (53 Weeks)          (52 Weeks)
                                                                    -------------------------------------------------------
  Sales                                                              100.0%                     100.0%               100.0%
  Cost of sales and occupancy expenses                                74.4                       75.5                 74.8
                                                                    -------------------------------------------------------
  Gross profit                                                        25.6                       24.5                 25.2
  Selling, general and administrative expenses                        22.3                       22.2                 22.2
  Unusual items                                                         --                         --                  1.0
                                                                    -------------------------------------------------------
  Earnings from operations                                             3.3                        2.3                  2.0
  Interest expense                                                     0.1                        0.1                  0.2
  Investment income                                                    0.2                        0.2                   --
                                                                    -------------------------------------------------------
  Earnings before income taxes                                         3.4                        2.4                  1.8
  Provision for income taxes                                           1.3                        0.9                  0.7
                                                                    -------------------------------------------------------
  Net earnings                                                         2.1%                       1.5%                 1.1%
                                                                    =======================================================



FISCAL 1996 COMPARED WITH FISCAL 1995

OVERVIEW In fiscal 1996, the Company opened 20 new stores, relocated seven stores, remodeled one store and closed one store. This brought the total number of stores in operation at February 1, 1997 to 203, compared with 184 at February 3, 1996. In fiscal 1995, 13 new stores were opened, six stores were relocated and one store was remodeled. Net earnings were $17,151,000, or 2.1% of sales, in fiscal 1996, compared with net earnings of $10,464,000, or 1.5% of sales, in fiscal 1995.

SALES Sales for fiscal 1996 (52 weeks) were $819,056,000, a 17.5% increase over the $696,868,000 for fiscal 1995 (53 weeks). This increase of $122,188,000 consisted of (i) a 6.9% increase in comparable store sales of $42,780,000 from the corresponding 52-week period of the previous fiscal year, (ii) additional sales from new and transition stores of $85,613,000, which were offset by (iii) $6,205,000 from the additional last week of sales included in the 53-week fiscal 1995. Significant factors which contributed to the increase in comparable store sales included (i) favorable customer reaction to certain brand name and private label merchandise, (ii) a strategic build-up of inventory, implemented during the second quarter of fiscal 1996, in an effort to be "in-stock" for most basic items everyday and (iii) strong promotions which emphasized the "price-value" relationship of the Company's merchandise and a reinforced customer awareness of Goody's presence in the markets served.

GROSS PROFIT Gross profit for fiscal 1996 was $209,372,000, or 25.6% of sales, a $38,655,000 increase over the $170,717,000, or 24.5% of sales, in gross profit generated for the previous fiscal year. The 1.1% increase in gross profit, as a percent of sales, resulted primarily from changes in the Company's merchandising strategies, including improved merchandise selection and quality, and inventory management. Customer acceptance of the Company's private label merchandise during fiscal 1996 positively impacted gross margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses for fiscal 1996 were $182,628,000, or 22.3% of sales, an increase of $27,727,000 from $154,901,000, or 22.2% of sales, for fiscal 1995. The 0.1% increase in selling, general and administrative expenses, as a percent of sales, in fiscal 1996 compared with fiscal 1995 resulted primarily from increases in payroll expenses. Selling, general and administrative expenses for fiscal 1996 included a provision of $691,000 in connection with the early termination of a lease of one of the Company's stores which closed in August 1996 and $741,000 for the impairment of certain stores' property and equipment pursuant to the provisions of SFAS No. 121.

INTEREST EXPENSE Interest expense for fiscal 1996 increased by $154,000 compared with fiscal 1995 primarily from an increase in borrowings for normal operating purposes.

INVESTMENT INCOME Investment income for fiscal 1996 increased by $141,000 compared with fiscal 1995 primarily from an increase in invested funds.

INCOME TAXES The provision for income taxes for fiscal 1996 was $10,291,000, for an effective tax rate of 37.5% of earnings before income taxes, compared with $6,063,000, for an effective tax rate of 36.7% of earnings before income taxes, for fiscal 1995. The increase in the effective tax rate was primarily due to a decrease in tax-exempt investment income and the expiration of the Targeted Jobs Tax Credit program in June 1995, which were offset by a decrease in the effective state income tax rates.


take a good look                                                              G
                                                                             --
                                                                             17

FISCAL 1995 COMPARED WITH FISCAL 1994

OVERVIEW In fiscal 1995, the Company opened 13 new stores, relocated six stores and remodeled one store. This brought the total number of stores in operation at February 3, 1996 to 184, compared with 171 at January 28, 1995. In fiscal 1994, 25 new stores were opened, five stores were relocated and two stores were remodeled. Net earnings were $10,464,000, or 1.5% of sales, in fiscal 1995, compared with net earnings of $6,872,000, or 1.1% of sales, in fiscal 1994.

SALES Sales for fiscal 1995 (53 weeks) were $696,868,000, a 13.6% increase over the $613,664,000 for fiscal 1994 (52 weeks). This increase of $83,204,000 consisted of (i) a 1.3% increase in comparable store sales of $7,850,000 from the corresponding 52-week period of the previous fiscal year, (ii) additional sales from new and transition stores of $69,149,000 and (iii) $6,205,000 from the additional last week of sales included in the 53-week fiscal 1995 compared with the 52-week fiscal 1994.

GROSS PROFIT Gross profit for fiscal 1995 was $170,717,000, or 24.5% of sales, a $15,910,000 increase over the $154,807,000, or 25.2% of sales, in gross profit generated for the previous fiscal year. The 0.7% decrease in gross profit, as a percent of sales, consisted of (i) an increase in cost of sales of 0.5% which resulted from markdowns taken to liquidate slow-moving items that did not fit the Company's new merchandising strategy implemented in January 1995 and maintaining promotional pricing as a result of the competitive and difficult apparel retail environment, particularly in the fourth quarter, and
(ii) an increase in occupancy costs of 0.2% resulting from higher lease costs as well as additional costs of approximately $783,000 for stores relocated during fiscal 1995 and those planned for relocation in fiscal 1996.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses for fiscal 1995 were $154,901,000, or 22.2% of sales, an increase of $18,289,000 from $136,612,000, or 22.2% of sales, for fiscal 1994. Although selling, general and administrative expenses did not change as a percent of sales compared with the previous fiscal year, (i) advertising expenses increased by 0.3%, (ii) depreciation and amortization expenses increased by 0.3%, (iii) payroll expenses decreased by 0.5% and (iv) other selling, general and administrative expenses decreased by 0.1% in fiscal 1995 compared with fiscal 1994.

UNUSUAL ITEMS Results of operations for fiscal 1994 included unusual charges of $6,143,000 consisting of (i) approximately $1,900,000 for the Company's portion of the August 1995 settlement of a certain class action securities litigation against the Company, (ii) approximately $3,119,000 primarily related to severance payments associated with certain restructuring and cost reduction measures and (iii) approximately $1,124,000 for legal fees and other costs related to the settlement of certain disputes between the Company and its Chairman of the Board and Chief Executive Officer, Robert M. Goodfriend.

INTEREST EXPENSE Interest expense for fiscal 1995 decreased by $555,000 compared with fiscal 1994. This decrease is primarily attributable to reduced borrowings during fiscal 1995.

INVESTMENT INCOME Investment income for fiscal 1995 was $1,319,000 compared with an investment loss of $117,000 for fiscal 1994. Included in the above amount for fiscal 1995 was $997,000 related to income earned from government-backed and investment grade securities and other interest income. During fiscal 1994, the Company's investment loss consisted primarily of $1,596,000 in losses associated with the sale of investment securities, offset by $1,444,000 of interest and dividend income earned from investment activities.

INCOME TAXES The provision for income taxes for fiscal 1995 was $6,063,000, for an effective tax rate of 36.7% of earnings before income taxes, compared with $3,900,000, for an effective tax rate of 36.2% of earnings before income taxes, for fiscal 1994. The increase in the effective tax rate is primarily due to an increase in the effective state income tax rates and a decrease in tax-exempt investment income.

G
--
18

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL POSITION The Company's primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit facility (see below). At February 1, 1997, the Company's working capital was $44,016,000 compared with $27,786,000 at February 3, 1996, and $16,707,000 at January 28, 1995.

In May 1996, the Company renewed its credit facility with a consortium of banks for an unsecured revolving line of credit which provides for cash borrowings for general corporate purposes as well as for the issuance of letters of credit of up to $100,000,000. This facility extends through May 1998. The terms of this credit facility require, among other things, maintenance of minimum levels of shareholders' equity and compliance with certain financial ratios and place restrictions on additional indebtedness, asset disposals, investments and capital expenditures. In addition, the Company is prohibited from paying dividends. At February 1, 1997, the Company had no cash borrowings under this credit facility and $28,005,000 was in use for outstanding letters of credit. Cash borrowings averaged $5,206,000 during fiscal 1996 compared with $3,481,000 during fiscal 1995, with the highest balance of $37,000,000 in November 1996 compared with $18,000,000 in October 1995. Letters of credit outstanding averaged $29,189,000 during fiscal 1996 compared with $18,425,000 during fiscal 1995, with the highest balance of $39,929,000 in August 1996 compared with $30,713,000 in May 1995. The weighted average interest rates on cash borrowings in fiscal 1996, 1995 and 1994 were 6.5%, 7.1% and 5.2%, respectively.

CASH FLOWS Operating activities provided cash of $22,493,000 in fiscal 1996 compared with $22,607,000 in fiscal 1995 and $45,277,000 in fiscal 1994. Cash used in operating activities in fiscal 1996 was primarily for increased inventory of $29,228,000 resulting from (i) additional new stores and (ii) the strategic build-up of basic inventory items in all the stores. Cash used in operating activities for inventory increases in fiscal 1995 and 1994 of $13,859,000 and $6,208,000, respectively, related primarily to inventory for new stores. Accounts payable provided cash of $7,081,000, $18,928,000 and $5,119,000 in fiscal 1996, 1995 and 1994, respectively. Other assets and liabilities provided cash of $9,739,000 and $4,580,000 in fiscal 1996 and 1994, respectively, and used cash of $1,651,000 in fiscal 1995.

Cash used in investing activities for fiscal 1996, 1995 and 1994 was primarily to fund capital expenditures of $16,070,000, $10,632,000 and $39,388,000, respectively. Capital expenditures were primarily for new, relocated and remodeled stores and included the expansion of the corporate headquarters and distribution center in fiscal 1994 and 1995, respectively.

Cash provided by financing activities for fiscal 1996 was $3,636,000 compared with cash used of $2,516,000 for fiscal 1995 and $1,198,000 for fiscal 1994. During fiscal 1996, the Company received advances and made repayments under the credit facility amounting to $60,000,000 with no amounts owed at year end.
Net payment on notes payable amounted to $10,000,000 in fiscal 1995 compared with net advances received amounting to $800,000 in fiscal 1994. The cash management program used by the Company provided $3,506,000 and $7,642,000 in cash during fiscal 1996 and 1995, respectively, and used cash of $1,913,000 in fiscal 1994. The Company received $347,000, $201,000 and $94,000 from the issuance of common stock on the exercise of stock options in fiscal 1996, 1995 and 1994, respectively.

OUTLOOK The Company plans to open a minimum of 20 new stores, relocate or remodel eight stores and close two stores during fiscal 1997. Management estimates that capital expenditures of approximately $23,000,000 will be required in fiscal 1997 to open new stores, upgrade existing stores, purchase computer systems and equipment and for other capital resource needs.

The Company's primary needs for capital resources are for the purchase of store inventories, capital expenditures and for normal operating purposes. Management believes that cash flows from operations, including credit terms from vendors, and the borrowings available under its credit facility will be sufficient to meet the Company's operating and capital expenditure requirements.

SEASONALITY AND INFLATION

The Company's business is seasonal by nature. The Christmas season (beginning the Sunday before Thanksgiving and ending on the first Saturday after Christmas), the back-to-school season (beginning approximately the first week of August and continuing through the first week of September) and the Easter season (beginning approximately two weeks before Easter Sunday and ending on the Saturday preceding Easter) collectively accounted for approximately 35.5% of the Company's annual sales for the Company's last three fiscal years. In general, sales volume varies directly with customer traffic, which is heaviest during the third and fourth quarters of a fiscal year.

The Company does not believe inflation has had a material effect on the results of its operations during the past three fiscal years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.



take a good look                                                              G
                                                                             --

SELECTED QUARTERLY DATA (UNAUDITED)
(In thousands, except per share amounts)

                                      First Quarter     Second Quarter     Third Quarter      Fourth Quarter (1)
Fiscal 1996                           --------------------------------------------------------------------------
-----------
 Sales                                 $150,766         $183,411           $211,380            $273,499
 Gross profit                            42,645           45,237             52,183              69,307
 Net earnings                             2,204            1,362              3,364              10,221
 Earnings per common share (2)             0.14             0.08               0.21                0.62

 Fiscal 1995
 -----------

 Sales                                 $144,932         $155,130           $168,104            $228,702
 Gross profit                            38,538           36,644             41,904              53,631
 Net earnings                             2,266              917              2,059               5,222
 Earnings per common share                 0.14             0.06               0.13                0.32

(1) Consists of 14 weeks in fiscal 1995; all other quarters consist of 13 weeks.

(2) Weighted average common shares outstanding for the fourth quarter of fiscal 1996 includes common equivalent shares to account for the dilutive effect of stock options. Common equivalent shares were not materially dilutive in prior periods and therefore are not included in the earnings per share computations for such periods.


G
--
20

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the integrity and objectivity of all financial information presented in this Annual Report. The consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles and include, where necessary, the best estimates and judgments of management.

In fulfilling its responsibility for the reliability of financial information, management has developed and maintains accounting systems and procedures appropriately supported by internal accounting controls. Such controls include the selection and training of qualified personnel, an organizational structure providing for appropriate division of responsibility, communication of approved accounting, control and business practices and a program of internal audit. Although no system of internal accounting controls can ensure that all errors or irregularities have been eliminated, management believes that the controls in place provide reasonable assurance, at reasonable cost, that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization, and that the financial records are reliable for preparing financial statements. The consolidated financial statements of the Company have been audited by Deloitte & Touche LLP, the Company's independent auditors. Their report, which appears below, is based on their audits conducted in accordance with generally accepted auditing standards.

The Audit Committee of the Board of Directors, consisting solely of outside directors, serves in an oversight role to assure the integrity and objectivity of the Company's financial reporting process. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It also meets periodically with management and the independent and internal auditors to assure that they are carrying out their responsibilities. The independent and internal auditors have full and free access to the Audit Committee and meet with it periodically with and without management's presence.


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Goody's Family Clothing, Inc.

We have audited the accompanying consolidated balance sheets of Goody's Family Clothing, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Goody's Family Clothing, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.






Atlanta, Georgia
March 19, 1997



take a good look                                                             G
                                                                            --

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

                                                                 Fiscal Year
                                                      ------------------------------------
                                                        1996         1995           1994
                                                      ------------------------------------
 Sales                                                $819,056     $696,868       $613,664
 Cost of sales and occupancy expenses                  609,684      526,151        458,857
                                                      ------------------------------------
 Gross profit                                          209,372      170,717        154,807
 Selling, general and administrative expenses          182,628      154,901        136,612
 Unusual items                                              --           --          6,143
                                                      ------------------------------------
 Earnings from operations                               26,744       15,816         12,052
 Interest expense                                          762          608          1,163
 Investment income (loss)                                1,460        1,319           (117)
                                                      ------------------------------------
 Earnings before income taxes                           27,442       16,527         10,772
 Provision for income taxes                             10,291        6,063          3,900
                                                      ------------------------------------
 Net earnings                                         $ 17,151     $ 10,464       $  6,872
                                                      ====================================

 Earnings per common share                            $   1.04     $   0.65       $   0.43
                                                      ====================================

 Weighted average common shares outstanding             16,509       16,123         16,097
                                                      ====================================


See accompanying notes to consolidated financial statements







G
--
22

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

                                                                                         February 1,    February 3,
                                                                                            1997            1996
                                                                                         -------------------------
 ASSETS
 Current Assets
     Cash and cash equivalents                                                            $ 43,316        $ 32,987
     Investments                                                                             1,453           1,386
     Inventories                                                                           107,495          78,267
     Accounts receivable and other current assets                                            9,689           6,617
                                                                                         -------------------------
     Total current assets                                                                  161,953         119,257
 Property and equipment, net                                                                88,955          85,715
 Other assets                                                                                3,439           3,471
                                                                                         -------------------------
     Total assets                                                                         $254,347        $208,443
                                                                                         =========================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities
     Accounts payable                                                                     $ 75,900        $ 68,238
     Accrued expenses                                                                       34,841          21,345
     Income taxes payable                                                                    6,957           1,671
     Current portion of long-term debt                                                         239             217
                                                                                         -------------------------
     Total current liabilities                                                             117,937          91,471
 Long-term debt                                                                                871           1,110
 Other long-term liabilities                                                                 2,578           2,239
 Deferred income taxes                                                                       9,385           7,748
                                                                                         -------------------------
     Total liabilities                                                                     130,771         102,568
                                                                                         -------------------------

 Commitments and Contingencies

 Shareholders' Equity
     Preferred stock, par value $1 per share;
        Authorized - 2,000,000 shares; issued and outstanding- none
     Class B Common stock, no par value;
        Authorized - 50,000,000 shares; issued and outstanding- none
     Common stock, no par value;
        Authorized - 50,000,000 shares;
        Issued -16,364,832 and 16,325,212 shares, respectively
        Outstanding -16,164,832 and 16,125,212 shares, respectively                         26,466          26,040
 Paid-in capital                                                                             3,259           3,135
 Retained earnings                                                                          96,953          79,802
 Treasury stock, at cost - 200,000 shares                                                   (3,102)         (3,102)
                                                                                         -------------------------
     Total shareholders' equity                                                            123,576         105,875
                                                                                         -------------------------
     Total liabilities and shareholders' equity                                           $254,347        $208,443
                                                                                         =========================


See accompanying notes to consolidated financial statements






                                                                              G
                                                                             --
take a good look                                                             23

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                     Fiscal Year
                                                                          -------------------------------
                                                                           1996         1995       1994
                                                                          -------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net earnings                                                             $ 17,151    $ 10,464   $  6,872
 Adjustments to reconcile net earnings to net cash
 provided by operating activities:
       Depreciation and amortization                                        10,595       9,141      6,185
       Net loss (gain) on asset disposals and write-down                     1,965         (22)       191
       Net loss on sale of investments                                        --          --        1,596
       Changes in assets and liabilities:
          Investments                                                          (67)       (104)    25,323
          Inventories                                                      (29,228)    (13,859)    (6,208)
          Accounts payable                                                   7,081      18,928      5,119
          Income tax accounts                                                5,257        (290)     1,619
          Other assets and liabilities                                       9,739      (1,651)     4,580
                                                                          -------------------------------
                Cash provided by operating activities                       22,493      22,607     45,277
                                                                          -------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES

 Acquisitions of property and equipment                                    (16,070)    (10,632)   (39,388)
 Proceeds from sale of property and equipment                                  270         397        333
                                                                          -------------------------------
                Cash used in investing activities                          (15,800)    (10,235)   (39,055)
                                                                          -------------------------------

 CASH FLOWS FROM FINANCING ACTIVITIES

 Net advances (payments) on notes payable                                     --       (10,000)       800
 Repayment of long-term debt                                                  (217)       (198)      (179)
 Issuance of common stock                                                      347         201         94
 Redemption of preferred stock purchase rights                                --          (161)      --
 Changes in cash management accounts                                         3,506       7,642     (1,913)
                                                                          -------------------------------
                Cash provided by (used in) financing activities              3,636      (2,516)    (1,198)
                                                                          -------------------------------

 Net increase in cash and cash equivalents                                  10,329       9,856      5,024
 Cash and cash equivalents, beginning of year                               32,987      23,131     18,107
                                                                          -------------------------------
 Cash and cash equivalents, end of year                                   $ 43,316    $ 32,987   $ 23,131
                                                                          ===============================

 Supplemental Disclosures
       Interest payments                                                  $    745    $    665   $  1,174
       Income tax payments, net of refunds received                          5,294       7,062      2,310


See accompanying notes to consolidated financial statements


G
--
24

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

                                                           Common Stock     Paid-in     Retained     Treasury Stock
                                                          Shares   Amount   Capital     Earnings     Shares   Amount     Total
                                                        ------------------------------------------------------------------------
      BALANCE, JANUARY 29, 1994                         16,291   $25,712     $3,296     $62,466      (200)   $(3,104)   $ 88,370
      Net earnings                                          --        --         --       6,872         --                 6,872
      Exercise of stock options                             11       123         --          --                              123
      Cancellation of treasury stock                        --        (2)        --          --         --         2         --
                                                        ------------------------------------------------------------------------
      BALANCE, JANUARY 28,1995                          16,302    25,833      3,296      69,338      (200)    (3,102)     95,365

      Net earnings                                          --        --         --      10,464         --        --      10,464
      Exercise of stock options                             23       207         --          --                   --         207
      Redemption of preferred stock
           purchase rights                                  --        --       (161)         --         --        --        (161)
                                                        ------------------------------------------------------------------------
      BALANCE, FEBRUARY 3, 1996                         16,325    26,040      3,135      79,802      (200)    (3,102)    105,875

      Net earnings                                          --        --         --      17,151         --                17,151
      Exercise of stock options                             40       426        124          --         --                   550
                                                        ------------------------------------------------------------------------
      BALANCE, FEBRUARY 1, 1997                         16,365   $26,466     $3,259     $96,953      (200)   $(3,102)   $123,576
                                                        ========================================================================


See accompanying notes to consolidated financial statements



                                                                              G
                                                                             --
take a good look                                                             25

Notes to Consolidated Financial Statements
Years ended February 1, 1997, February 3, 1996 and January 28, 1995

1         Summary of Significant Accounting Policies

At February 1, 1997, Goody's Family Clothing, Inc. and subsidiaries (the "Company") was principally engaged in the retailing of moderately priced apparel for women, men and children in 203 retail stores located in 14 states. Its significant accounting policies are as follows:

FISCAL YEAR-END The Company's fiscal year ends on the Saturday nearest the last day of January. Fiscal 1996, 1995 and 1994 refer to the Company's fiscal years ended February 1, 1997 (52 weeks), February 3, 1996 (53 weeks) and January 28, 1995 (52 weeks), respectively.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Goody's Family Clothing, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS Cash equivalents consist of highly liquid investments, such as money market accounts, deposit accounts, government backed securities, and overnight repurchase agreements, each with a maturity of less than three months. The cost of these investments approximate their fair market value.

Amounts due banks upon the clearance of certain checks under the Company's cash management program have been included in both accounts payable and accrued expenses. At February 1, 1997 and February 3, 1996, the total of such amounts were $14,497,000 and $10,991,000, respectively.

INVESTMENTS Investments are held by a bank, as trustee, to fund certain potential future severance payments in respect of which no liability exists at February 1, 1997. The Company is restricted from using these funds for its operating activities until April 1998.

INVENTORIES Inventories are stated at the lower of moving weighted average cost or market.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by using the straight-line method over the estimated useful lives of the assets, which are 40 years for buildings and up to 10 years for other assets. Leasehold improvements are amortized by the straight-line method over the lesser of the useful lives of the improvements or the initial terms of the related leases.

STORE OPENING AND CLOSING COSTS Non-capital expenditures for new or relocated stores are expensed as incurred. The net book value of leasehold improvements and abandoned fixtures as well as any future rents payable for stores, for which a decision has been made to close or relocate the stores, are charged against current earnings.

INCOME TAXES Deferred income taxes are recognized for the tax consequences of temporary differences between the tax and financial reporting basis of the Company's assets and liabilities based upon enacted tax laws and statutory tax rates applicable to the future years in which the differences are expected to affect taxable income.

SALES Sales include approximately $26,827,000, $21,087,000 and $14,435,000 of leased shoe department sales for fiscal 1996, 1995 and 1994, respectively.

EARNINGS PER COMMON SHARE Weighted average common shares outstanding for fiscal 1996 includes common equivalent shares to account for the dilutive effect of stock options. Common equivalent shares were not materially dilutive in prior years and therefore are not included in the earnings per share computations for such years.

NEW ACCOUNTING PRONOUNCEMENT In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). This Statement establishes new standards for computing and presenting earnings per share information. SFAS No.
128 simplifies the computation of earnings per share currently required by Accounting Principles Board Opinion No. 15, "Earnings per Share" and its related interpretations. The new Statement replaces the presentation of "primary" (and when required "fully diluted") earnings per share with "basic" and "diluted" earnings per share. This new Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. The Company's computation of basic and diluted earnings per share under SFAS No. 128 for fiscal 1996, 1995 and 1994 was not materially different from earnings per share previously reported for those years.

RECLASSIFICATIONS Certain reclassifications have been made to the financial statements of prior periods to conform to the current period presentation.


G
--
26

2         Property and equipment

Property and equipment consisted of the following (in thousands):

                                                                February 1,  February 3,
                                                                  1997          1996
                                                                ------------------------
 Land                                                           $  3,512        $  3,512
 Buildings                                                        25,631          25,277
 Leasehold improvements                                           17,720          18,380
 Furniture and equipment                                          79,647          68,520
 Transportation equipment                                          5,762           5,597
                                                                ------------------------
     Total property and equipment                                132,272         121,286
 Less accumulated depreciation and amortization                   43,317          35,571
                                                                ------------------------
     Net property and equipment                                 $ 88,955        $ 85,715
                                                                ========================

The Company continually evaluates its investment in long-lived assets (principally property and equipment) used in operations on an individual store basis. During the fourth quarter of 1996, the Company determined that, based upon recent operating results and updated operating projections, the property and equipment at certain stores was impaired. As a result, the Company recorded a pre-tax charge in fiscal 1996 of approximately $741,000, or $0.03 per share, in order to write-down the carrying value of the property and equipment to their estimated fair value pursuant to the provisions of SFAS No.121. No impairment charge was necessary for fiscal 1995 based upon the results of similar analysis performed.

3         Credit arrangements

In May 1996, the Company renewed its credit facility with a consortium of banks for an unsecured revolving line of credit which provides for cash borrowings for general corporate purposes as well as for the issuance of letters of credit of up to $100,000,000. This facility extends through May 1998. The Company is committed to pay (i) interest on the cash borrowings at a fluctuating base rate or LIBOR plus an applicable margin, as defined, (ii) letter of credit fees based on the number of days a letter of credit is outstanding times the applicable fee and (iii) an annual commitment fee payable quarterly in advance. The terms of this credit facility require, among other things, maintenance of minimum levels of shareholders' equity and compliance with certain financial ratios and place restrictions on additional indebtedness, asset disposals, investments and capital expenditures. In addition, the Company is prohibited from paying dividends.

At February 1, 1997 and February 3, 1996, the Company had no cash borrowings under this credit facility and letters of credit issued and outstanding amounted to $28,005,000 and $10,816,000, respectively. The weighted average interest rates on cash borrowings in fiscal 1996, 1995 and 1994 were 6.5%, 7.1% and 5.2%, respectively. Cash borrowings under the Company's line of credit averaged $5,206,000, $3,481,000 and $14,640,000 during fiscal 1996,
1995 and 1994, respectively. The highest balances of cash borrowings were $37,000,000 in November 1996, $18,000,000 in October 1995 and $41,883,000
in November 1994.

4         Long-term debt

Long-term debt represents a promissory note payable to the Company's founder and former chairman, M.D. Goodfriend, and his wife, who are the parents of the Company's current Chairman of the Board and Chief Executive Officer. The debt is unsecured and is payable in annual installments of $350,000, including interest at 10%, through January 26, 2001. Interest paid on this debt was $133,000, $152,000 and $170,000 during fiscal 1996, 1995 and 1994, respectively. Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair value of such long-term debt was not significantly different than its carrying amount.

                                                                              G
                                                                              --
take a good look                                                              27

5         Income taxes

The provision for income taxes for the years indicated consisted of the following (in thousands):


                                                                  Fiscal Year
                                                      -------------------------------
                                                        1996         1995       1994
                                                      -------------------------------
     Current
       Federal                                         $ 9,173      $3,626     $2,696
       State                                             1,280         705      1,080
                                                       ------------------------------
               Total current                            10,453       4,331      3,776
                                                       ------------------------------
     Deferred
       Federal                                             (84)      1,451        105
       State                                               (78)        281         19
                                                       ------------------------------
               Total deferred                             (162)      1,732        124
                                                       ------------------------------

               Provision for income taxes              $10,291      $6,063     $3,900
                                                       ==============================


The provision for income taxes differed from the amounts computed by applying the federal statutory rate to earnings before income taxes as follows (in thousands):

       Tax expense at statutory rate                       $ 9,605     $5,783      $3,670
       State taxes, net of federal benefit                     745        726         458
       Effect of tax-exempt income                             (89)      (125)       (216)
       Effect of other items                                    30       (321)        (12)
                                                           ------------------------------
               Provision for income taxes                  $10,291     $6,063      $3,900
                                                           ===============================

The tax effects of temporary differences were as follows (in thousands):

                                                            Assets (Liabilities)
                                                          ------------------------
                                                          February 1,  February 3,
                                                              1997      1996
                                                          -----------------------
     Current
       Inventory carrying cost                              $  887      $  392
       Net operating loss carryforward                         171         173
       Capital loss carryforward                               108         ---
       Accrued expenses and other                            2,512       1,314
                                                            ------------------
               Current deferred tax asset                   $3,678      $1,879
                                                            ==================
     Deferred
       Depreciation                                         $9,934      $9,029
       Capital loss carryforward                               ---        (549)
       Net operating loss carryforward                         ---        (173)
       Other                                                  (549)       (559)
                                                            ------------------
               Long-term deferred tax liability             $9,385      $7,748
                                                            ==================

At February 1, 1997, the Company had net operating loss carryforwards of $434,000 which expire in varying amounts through 2007 and capital loss carryforwards of $318,000 which expire in varying amounts through 2000.

6          Capital stock

In October 1994, the Company amended its Charter to create a new series of Preferred Stock (issuable from existing authorized preferred stock), par value $1 per share, designated as Series A Junior Participating Preferred Stock, adopted a Share Purchase Rights Plan (the "Rights Plan") and declared a dividend of one right (a "Right") for each outstanding share of Common Stock of the Company. The Rights were redeemed in June 1995 for $161,000.

In August 1995, the Company amended its Charter to authorize 50,000,000 shares of a new class of Common Stock designated as "Class B Common Stock," none of which is issued and outstanding. The Amended and Restated Charter further empowered the Board of Directors to issue the Preferred Stock and the Class B Common Stock in one or more series without further shareholder approval (unless required in a specific case by applicable law, regulation, or stock exchange or Nasdaq rule) and to determine (i) the designations and the powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of each series of Class B Common Stock, including, without limitation, the dividend rate, voting rights, conversion rights, redemption price and liquidation preference and (ii) the number of shares constituting such series.

G
--
28

7            Stock  options

The Company currently has three stock option plans: the Goody's Family Clothing, Inc. 1991 Stock Incentive Plan (the "1991 Plan"), the Goody's Family Clothing, Inc. 1993 Stock Option Plan (the "1993 Plan") and the Discounted Stock Option Plan for Directors (the "Directors Plan").

The 1991 Plan and 1993 Plan provide for the grant of nonqualified and incentive stock options to key associates and formula options to non-associate directors. The Compensation Committee of the Board of Directors determines the exercise price (not to be less than fair market value of the Company's common stock (the "Common Stock") for incentive options or formula options) on the date of grant, the vesting and exercise periods. The options generally vest in equal installments over five years from the date of grant and are generally exercisable up to 1O years from the date of grant. The Company is authorized to issue 1,825,000 shares of Common Stock under the 1991 Plan and 1993 Plan.

Under the Directors Plan, non-associate directors may elect to receive options to purchase Common Stock at an exercise price equal to 50% of the fair market value of the Common Stock on the date of grant in lieu of cash for their director fees. These options vest one year from the date of grant and are exercisable up to 20 years from the date of grant. The expense recorded in connection with stock options issued under this plan has been immaterial. The Company is authorized to issue 150,000 shares of Common Stock under the Directors Plan.

A summary of the stock option activity and the related weighted average exercise prices for the various plans is as follows:

                                                                                 Weighted Average
                                            Reserved Shares Outstanding Options   Exercise Price
                                            ----------------------------------------------------
 Outstanding at January 29, 1994             1,033,048             751,382             $14.11
     Granted                                  (311,237)            311,237              13.29
     Exercised                                    --               (11,000)              8.50
     Forfeited                                  46,948             (46,948)             11.40
                                             ------------------------------------------------
 Outstanding at January 28, 1995               768,759           1,004,671              13.32
     Granted                                  (781,466)            781,466               9.56
     Exercised                                    --               (23,700)              8.50
     Forfeited                                 615,250            (615,250)             15.99
                                             ------------------------------------------------
 Outstanding at February 3, 1996               602,543           1,147,187               9.43
     Reserved                                  100,000
     Granted                                  (564,698)            564,698              13.97
     Exercised                                    --               (39,620)              8.80
     Forfeited                                  80,480             (80,480)              9.28
                                             ------------------------------------------------
 Outstanding at February 1, 1997               218,325           1,591,785             $11.06
                                             ================================================

The following table summarizes information about stock options outstanding at February 1, 1997:

                                              Outstanding Options                              Exercisable Options
                                   ------------------------------------------------      -------------------------------------
                                                        Weighted-
                                                          Average         Weighted-                                  Weighted-
                                         Options        Remaining           Average                  Options          Average
    Range of                         Outstanding      Contractual          Exercise              Exercisable         Exercise
    Exercise Prices          at February 1, 1997     Life (Years)             Price      at February 1, 1997            Price
    --------------------------------------------------------------------------------------------------------------------------
    $ 4.82 to $ 5.69                      32,584             19.0            $ 5.20                   14,060           $ 5.69
      7.38 to  11.00                     982,751              7.5              8.86                  463,251             8.57
     11.25 to  15.00                     250,950              8.2             12.18                   83,150            12.21
     17.44                               325,500              5.0             17.44                  320,000            17.44
                                       ---------                                                     -------
                                       1,591,785                                                     880,461
                                       =========                                                     =======




take a good look                                                               G
                                                                              --

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to adopt the disclosure-only provisions of SFAS No. 123 and to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation cost has been recognized for the stock options granted under the various stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value on the date of grant for awards in fiscal 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below:

                                                       Fiscal 1996                             Fiscal 1995
                                                --------------------------------          -------------------------
                                                As Reported            Pro Forma          As Reported     Pro Forma
                                                -----------            ---------          -----------     ---------
    Net earnings (in thousands)                  $17,151                $15,157            $10,464          $9,678
    Earnings per common share                       1.04                   0.92               0.65            0.60


The fair value of the options granted under the Company's various stock option plans during fiscal 1996 and 1995 was estimated on their date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield; expected volatility of 49% and 47%, respectively; risk free interest rates of 6.4% and 6.8%, respectively; and expected lives of 4.7 and 7.0 years, respectively.

8         Profit sharing plan

The Company maintains a profit sharing plan for all full-time associates who are eligible to participate under the plan. The plan provides for discretionary contributions by the Company that are approved its Board of Directors. The Company's contributions related to this plan for fiscal 1996, 1995 and 1994 were $525,000, $350,000 and $300,000, respectively.

9         Lease obligations

The Company leases its stores under operating leases, the majority of which expire at various times during the next 10 years. The Company can, at its option, renew most of these leases at rents which are fixed based at their then current fair rental value. Payments under store leases consist of a fixed minimum rent, additional rent based on a percent of sales in excess of stipulated amounts and a share of taxes, insurance and common area maintenance costs. The Company also leases certain data processing, transportation and other equipment.

The future minimum rental payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year at February 1, 1997, are as follows (in thousands):

    Fiscal Year
    -----------
    1997                       $ 37,105
    1998                         33,177
    1999                         28,038
    2000                         24,936
    2001                         23,269
    Thereafter                   93,695
                               --------
           Total               $240,220
                               ========

Rent expense for fiscal 1996, 1995 and 1994 was $37,965,000, $33,394,000 and
$27,925,000, respectively, including percentage rent of $451,000, $481,000 and $473,000, respectively.



G
--
30

10        Related party transactions

The Company has entered into various related party transactions with Robert M. Goodfriend (the Company's Chairman of the Board and Chief Executive Officer and beneficial owner of approximately 56% of the Common Stock) as described below.

The Company paid premiums of $54,000, $54,000 and $201,000 in fiscal 1996, 1995 and 1994, respectively, for split-dollar life insurance policies insuring the life of Mr. Goodfriend. The beneficiary of these policies is a trust established for Mr. Goodfriend's children. The trust has assigned to the Company an interest in the cash value of the life insurance policies to the extent of cumulative premiums paid by the Company. Included in "Other Assets" at February 1, 1997 and February 3, 1996, are $2,041,000 and $1,987,000,
respectively, related to these policies.

The Company paid rent and taxes amounting to $442,000, $443,000 and $438,000 for fiscal 1996, 1995 and 1994, respectively, for a store leased from another trust benefiting Mr. Goodfriend's children. Future commitments at February 1, 1997, under this related party lease are approximately $764,000.

The Company paid $6,000 in fiscal 1995 and $176,000 in fiscal 1994 for the use of Mr. Goodfriend's property, contiguous to the corporate headquarters and distribution center, as a retention basin. The Company purchased this property from Mr. Goodfriend at its fair market value, as determined by a third party appraiser, of approximately $519,000 in March 1995.

The Company paid $15,000 in fiscal 1995 and $38,000 in fiscal 1994 for the use of Mr. Goodfriend's property, adjacent to the corporate complex, as a staging area in connection with the expansion of the Company's corporate headquarters and distribution center.

During fiscal 1994, the Company sold its former distribution center located in Athens, Tennessee, to a local bank, of which Mr. Goodfriend is a director and shareholder, at its fair market value, as determined by a third party appraiser, of $520,000 and realized a gain of $20,000. The Company subsequently leased this property for a period of three years and paid rent amounting to $40,000, $40,000 and $3,000 for fiscal 1996, 1995 and 1994, respectively.

11  Unusual items

Results of operations for fiscal 1994 included unusual charges of $6,143,000 consisting of (i) approximately $1,900,000 for the Company's portion of the August 1995 settlement of a certain class action securities litigation against the Company, (ii) approximately $3,119,000 primarily related to severance payments associated with certain restructuring and cost reduction measures and
(iii) approximately $1,124,000 for legal fees and other costs related to the settlement of certain disputes between the Company and its Chairman of the Board and Chief Executive Officer, Robert M. Goodfriend.



take a good look                                                               G
                                                                              --

Shareholder and Investor Information

COMMON STOCK INFORMATION

The Company's Common Stock is listed and traded on The Nasdaq Stock Market (National Market) under the symbol GDYS. At April 21, 1997, there were 481 shareholders of record and approximately 3,500 persons or entities who held Common Stock in nominee name. On April 21, 1997, the closing price of the Common Stock was $22.50.

                                 First Quarter            Second Quarter          Third Quarter       Fourth Quarter
                                 -----------------------------------------------------------------------------------
    Fiscal 1996
               High               $9.38                    $11.00                $14.88              $20.81
               Low                 6.75                      7.13                  8.75               13.25

    Fiscal 1995

               High               $9.50                    $13.00                $14.75              $11.75
               Low                 8.19                      8.25                  9.38                7.25


DIVIDEND POLICY

The Company has not paid cash dividends during the last three fiscal years.
The Company currently intends to retain all net earnings for the development of its business and does not anticipate paying dividends in the foreseeable future. The payment of future dividends, if any, will depend upon the profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. Currently, under the Company's credit facility (See Note 3 to Notes to Consolidated Financial Statements), the Company is prohibited from paying dividends.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Wednesday, June 18, 1997, at the Company's headquarters in Knoxville, Tennessee. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement sent with a copy of this Annual Report to each shareholder of record as of April 28, 1997.

CORPORATE HEADQUARTERS

Goody's Family Clothing, Inc.
400 Goody's Lane
Knoxville, Tennessee 37922
Tel:    (423) 966-2000
Fax:    (423) 671-4318

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Atlanta, Georgia

GENERAL COUNSEL

Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York

TRANSFER AGENT AND REGISTRAR

Communications concerning shareholder records, the transfer of shares, lost certificates or change of address should be directed to:

Wachovia Bank of North Carolina, N.A.
Post Office Box 3001
Winston-Salem, North Carolina 27102
Tel:    (910) 770-5822



ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997, as filed with the Securities and Exchange Commission, may be obtained, without charge, upon written request to Edward R. Carlin, Executive Vice President, Chief Financial Officer and Secretary, Goody's Family Clothing, Inc., 400 Goody's Lane, Knoxville, Tennessee 37922.



 G
--
32

BOARD OF DIRECTORS AND OFFICERS
BOARD OF DIRECTORS                                              EXECUTIVE AND OTHER OFFICERS
ROBERT M. GOODFRIEND(3)                        ROBERT M. GOODFRIEND                         HAZEL A. MOXIM
Chairman of the Board and                      Chairman of the Board and                    Vice President
Chief Executive Officer                        Chief Executive Officer                      Human Resources
Goody's Family Clothing, Inc.
                                               HARRY M. CALL                                JOHN J. OKVATH, III
HARRY M. CALL                                  President and Chief Operating Officer        Vice President
President and Chief Operating Officer                                                       Product Development
Goody's Family Clothing, Inc.                  EDWARD R. CARLIN
                                               Executive Vice President                     DAVID G. PEEK
SAMUEL J. FURROW (2,3*)                        Chief Financial Officer and Secretary        Corporate Controller and
Chairman                                                                                    Chief Accounting Officer
Furrow Auction Company                         THOMAS R. KELLY, JR.
Furrow-Justice Machinery Corporation           Executive Vice President                     JAY D. SCUSSEL
Owner                                          General Merchandise Manager                  Vice President
Knoxville Motor Company                                                                     Management Information Systems
                                               DAVID R. MULLINS
ROBERT F. KOPPEL(1,2*)                         Executive Vice President-Stores              MIKE H. TEEPLE
President                                                                                   Vice President
East Tennessee Children's Hospital             MARCUS H. SMITH, JR.                         Sales - Southern Region
                                               Senior Vice President
IRWIN L. LOWENSTEIN(1,3)                       Real Estate                                  BOB WHALEY
Chief Executive Officer                                                                     Vice President
Rhodes Furniture                               JOHN W. BOLES                                Distribution, Transportation
                                               Vice President                               and Logistics
CHERYL L. TURNBULL(1*,2)                       Sales - Northern Region
Vice President                                                                              DONALD R. WHITTED
Bank One Capital Corporation                   BRUCE E. HALVERSON                           Vice President
                                               Vice President                               Sales - Central Region
                                               Planning and Allocation
                                                                                            LYNN R. YOUNGS
                                               REGIS J. HEBBELER                            Vice President
                                               Vice President, General Counsel              Store Operations
                                               and Assistant Secretary



COMMITTEES OF THE BOARD OF DIRECTORS

1 Compensation Committee
2 Audit Committee
3 Nominating Committee
* Chairperson


                                                                              G
                                                                             --
take a good look                                                             33