Form 10-K, Exhibit 13
period 1998-01-31
GOODYS FAMILY CLOTHING INC /TN
filed 1998-04-24
CIK 879123

                                                                      EXHIBIT 13

SAG HARBOR(R)                                             IVY CREW
  BLAZER                                                    SHIRT



                                    Goody's
                               Family Clothing(R)
                               1997 Annual Report

UNION BAY(R)                                              DOCKERS(R)
  PANTS                                                    PANTS

Financial Highlights
(Dollars in thousands, except per share amounts)

                                                      Fiscal Year
                                           -----------------------------------
                                               1997        1996        1995
                                           -----------------------------------
Sales                                        $971,923    $819,056    $696,868
Gross profit                                  265,157     209,372     170,717
Earnings before income taxes                   53,386      27,442      16,527
Net earnings                                   33,286      17,151      10,464
Earnings per common share                        1.98        1.05        0.64
Stores open at year end                           223         203         184



Sales                                                       Earnings per Common Share
(In millions)

1995       1996       1997                                  1995        1996       1997
$696.9     $819.1     $971.9                                $0.64       $1.05      $1.98

Shareholders' Equity                                        Number of Stores
(In millions)

1995      1996       1997                                   1995        1996        1997
$105.9    $123.6     $160.1                                 184         203         223

                                  STORE FRONT

                                    1 9 9 7

                            Goody's Family Clothing
                                 Annual Report




        CONTENTS

              Company Profile                            2

              To Our Shareholders                        3

              Real Estate                                6

              Merchandising                              8

              Product Development                        9

              Store Operations                          12

              Financial Review                          15

              Board of Directors and Officers           32

              Shareholder and Investor Information      33


COMPANY
PROFILE

     Goody's Family Clothing, Inc., headquartered in Knoxville, Tennessee, is a retailer of moderately priced apparel for women, men and children. As of January 31, 1998, the Company operated 223 stores in Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Mississippi, Missouri, North Carolina, Ohio, South Carolina, Tennessee, Virginia and West Virginia.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. Management has endeavored in its communications, in this Annual Report and in its Form 10-K to highlight the trends and factors that might have an impact on the Company and the industry in which the Company competes. Any "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, which generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project" or "continue" or the negatives thereof or other variations thereon or similar terminology. These statements appear in the letter "To Our Shareholders" and elsewhere in this Annual Report and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the timely availability of branded and private label merchandise in sufficient quantities to satisfy customer demand;
(ii) customer demand and trends in the apparel and retail industry and to the acceptance of merchandise acquired for sale by the Company; (iii) the effectiveness of planned advertising and promotional events; (iv) the impact of competitors' pricing and store expansion; (v) the ability to enter into leases for new store locations; (vi) individual store performance, including new stores; (vii) adverse weather conditions, employee relations, and the general economic conditions within the Company's markets; (viii) the timing, magnitude and costs of opening new stores; (ix) the Company's financing plans; (x) trends affecting the Company's financial condition or results of operations and (xi) the Company's business and growth strategies. Readers are cautioned that any such forward-looking statement is not a guarantee of future performance and involves risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statement as a result of various factors. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

                                   BOB GOODFRIEND

                                   Robert M. Goodfriend
                                   Chairman of the Board and
                                   Chief Executive Officer

                                   HARRY CALL

                                   Harry M. Call
                                   President and
                                   Chief Operating Officer

TO OUR SHAREHOLDERS

     1997 was an extraordinary year for Goody's Family Clothing. As part of our strategic plan, which we outlined in our report last year, we set aggressive goals for improving the profitability of our Company. We are proud to report that we not only met our goals for 1997 but we substantially exceeded them. Record sales of $971.9 million surpassed 1996 sales of $819.1 million by 18.7 percent, and comparable store sales increased an impressive 8.2 percent. More important, however, net earnings increased 93.6 percent to $33.3 million from $17.2 million in 1996; and earnings per share increased 88.6 percent to $1.98 from $1.05 in 1996. We believe the key to our success in achieving greater profitability during 1997 was a series of merchandising and operational initiatives begun in 1995. These initiatives included the following:

     INCREASING sales through comparable store sales growth and new store expansion.

     IMPROVING merchandise margins by increasing our emphasis on higher margin merchandise, reducing our dependence on denim and carefully managing our inventories.

     EXPANDING inventories in certain categories, particularly basic items, and broadening our private label programs, which allow for higher merchandise margins and provide our customers with exceptional value.

     MANAGING expenses and gaining expense leverage through planned sales growth.

     Growth will always be an important element of our business strategy. We opened 24 new stores in 1997, expanding our store base by 10 percent and our presence in new and existing markets

SHIRT
PANTS

    such as Lexington, Kentucky; Hot Springs, Arkansas; New Bern, North Carolina; Montgomery, Alabama; St. Clairsville, Ohio and Atlanta, Georgia. In our hometown, Knoxville, Tennessee, we added a new 40,000-square-foot prototype store.

    Beginning in early 1996 we began to modify our merchandise mix with the objective of improving our gross margins. For example, we increased our emphasis on higher margin women's merchandise and reduced the focus of our marketing on basic denim, which generates lower margins for the Company. As a result, 1997 sales in the women's division increased to 42.1 percent of our total sales from
41.0 percent in 1996. Conversely, sales in the denim division decreased as a percent of total sales to 22.9 percent in 1997 from 24.7 percent the prior year.

WE NOW BELIEVE THAT OUR COMPANY CAN ACHIEVE A MINIMUM OF 7 PERCENT PRETAX EARNINGS BY THE YEAR 2001.

    To further strengthen our merchandise margins, we aggressively expanded our private label programs to approximately 21 percent of total sales in 1997 from approximately 15 percent in 1996. Private label programs not only allow us to offer shoppers quality basic and designer look apparel at exceptional prices but they also provide the Company with higher margins than branded merchandise. As a result of these efforts, gross profit increased 170 basis points to 27.3 percent of sales in 1997 compared with 25.6 percent in 1996.

    And finally, we continue to aggressively manage our expenses, gaining leverage through comparable store and new store sales growth. Last year selling, general and administrative expenses decreased 40 basis points to 21.9 percent of sales from 22.3 percent in 1996.

SWEATER
SHORTS

    While we are aggressively focused on improving the bottom line of our business, we have not lost sight of the importance of investing in our Company. Last year we spent $21.2 million in capital expenditures primarily for the opening of new stores as well as relocating and remodeling existing ones. To ensure consistency in the look and feel of our stores, we also partially or fully refixtured 140 stores using the exciting new presentation formats we introduced in early 1996.

MONTANA BLUES JEAN COMPANY LABEL

    During 1998 we will continue building on the exciting momentum we have achieved with our Company. Our business plan calls for comparable store sales to grow a minimum of 3 percent and gross store square footage to grow at least 10 percent. Capital expenditures for the year are planned at $30 million, most of which is allocated to the opening of 28 new stores and the relocation or remodeling of approximately 10 to 12 stores. A portion of our capital expenditures budget will be directed to further technology enhancements, including new merchandise systems, improvements in our distribution center and for general corporate purposes.

SHIRT
PANTS

    We had a great 1997 and we are very excited about the opportunities that lie ahead. The clearest indicator of the Company's success and potential is our dramatically improving pretax earnings, which increased 210 basis points to 5.5 percent of sales compared with 3.4 percent of sales in 1996. Two years ago Goody's targeted goal was to achieve 6 percent pretax earnings by fiscal 2000. We now believe that our Company can achieve a minimum of 7 percent pretax earnings by the year 2001.

    With our solid financial performance and strong balance sheet, which is virtually debt-free at year-end, our Company is well positioned to meet the challenges ahead.

MOUNTAIN LAKE LABEL

    We are committed to providing exceptional value to our customers and our shareholders. To each of these groups, value means something different. For our customers it means outstanding merchandise selection and quality, low prices, great customer service and a pleasant shopping environment. For our shareholders it's something else again: steady growth, consistent financial performance and a solid long-term business strategy. In the following pages, we hope you will see that at Goody's we are working hard to meet all of these expectations.

    As always we appreciate and look forward to your continued interest in Goody's Family Clothing.

OLD COLLEGE INN LABEL


Sincerely,

/s/ Robert M. Goodfriend
Robert M. Goodfriend
Chairman of the Board and
Chief Executive Officer


/s/ Harry M. Call
Harry M. Call
President and
Chief Operating Officer

REAL ESTATE

A PROVEN REAL ESTATE STRATEGY


                           [MAP OF GOODY'S LOCATIONS]

As of January 31, 1998, the Company operated 223 stores in 15 states.

ALABAMA (27)                  - Princeton              - New Boston
- Alexander City              - Richmond               - St. Clairsville
- Athens                      - Seymour                - Steubenville
- Bessemer                    - Shelbyville            - Zanesville
- Birmingham (7)              - Vincennes
- Cullman                                              SOUTH CAROLINA (12)
- Dothan                      KENTUCKY (23)            - Aiken
- Florence                    - Bowling Green          - Camden
- Fort Payne                  - Corbin                 - Conway
- Gadsden                     - Danville               - Florence
- Huntsville                  - Elizabethtown          - Greenville (2)
- Jasper                      - Frankfort              - Greenwood
- Montgomery                  - Glasgow                - Myrtle Beach
- Opelika                     - Hazard                 - North Augusta
- Prattville                  - Henderson              - Spartanburg (2)
- Scottsboro                  - Lexington              - Sumter
- Selma                       - London
- Sylacauga                   - Mt. Sterling           TENNESSEE (41)
- Talladega                   - Madisonville           - Athens
- Troy                        - Maysville              - Chattanooga (3)
- Tuscaloosa (2)              - Middlesboro            - Clarksville
                              - Morehead               - Cleveland
ARKANSAS (5)                  - Nicholasville          - Columbia
- Benton                      - Owensboro              - Cookeville
- Ft. Smith                   - Paducah                - Crossville
- Hot Springs                 - Pikeville              - Dayton
- Jonesboro                   - Richmond               - Dickson
- Searcy                      - Shelbyville            - Dyersburg
                              - Somerset               - Farragut
FLORIDA (7)                   - Winchester             - Franklin
- Ft.Walton Beach                                      - Gallatin
- Gainesville (2)             MISSISSIPPI (7)          - Greeneville
- Lake City                   - Columbus               - Jackson
- Palatka                     - Corinth                - Johnson City
- Panama City                 - Hattiesburg            - Kimball
- Tallahassee                 - Meridian               - Kingsport
                              - Oxford                 - Knoxville (5)
GEORGIA (38)                  - Pascagoula             - LaFollette
- Albany                      - Tupelo                 - Lebanon
- Alpharetta                                           - Martin
- Athens                      MISSOURI (1)             - Maryville
- Atlanta (6)                 - Cape Girardeau         - McMinnville
- Augusta (2)                                          - Morristown
- Bainbridge                  NORTH CAROLINA (33)      - Murfreesboro
- Blue Ridge                  - Albemarle              - Newport
- Brunswick                   - Asheville (2)          - Oak Ridge
- Carrollton                  - Boone                  - Rockwood
- Cartersville                - Burlington             - Rogersville
- Centerville                 - Charlotte (3)          - Sevierville
- Conyers                     - Greenville             - Springfield
- Cordele                     - Henderson              - Sweetwater
- Covington                   - Hickory                - Tullahoma
- Cumming                     - High Point             - Union City
- Dalton                      - Jacksonville
- Dublin                      - Kinston                VIRGINIA (10)
- Douglasville                - Laurinburg             - Bristol
- Gainesville                 - Lexington              - Charlottesville
- Griffin                     - Morganton              - Christiansburg
- Hinesville                  - Mt. Airy               - Lynchburg
- LaFayette                   - Murphy                 - Martinsville
- LaGrange                    - New Bern               - Norton
- Milledgeville               - Roanoke Rapids         - Roanoke (2)
- Newnan                      - Rocky Mount            - Staunton
- Rome                        - Salisbury              - Wytheville
- Statesboro                  - Sanford
- Swainesboro                 - Shelby                 WEST VIRGINIA (4)
- Thomasville                 - Southern Pines         - Beckley
- Tifton                      - Spindale               - Clarksburg
- Valdosta                    - Statesville            - Logan
- Waycross                    - Sylva                  - Parkersburg
                              - Waynesville
ILLINOIS (1)                  - Wilkesboro
- Carbondale                  - Wilmington
                              - Wilson
INDIANA (8)
- Bedford                     OHIO (6)
- Jasper                      - Athens
- New Castle                  - Chillicothe


    Goody's continues to pursue a steady pace of top line growth. In 1997 we opened 24 new stores and closed four stores, bringing our total gross retail space to 6.1 million square feet at year-end 1997. For the next four years we expect to increase our store base by at least 10 percent each year.

FOR THE NEXT FOUR YEARS WE EXPECT TO INCREASE OUR STORE BASE BY AT LEAST 10 PERCENT EACH YEAR.

    Most of our growth has been in existing markets. In Arkansas, for example, we began 1997 with only one store, in Jonesboro. By the end of the year we had added four new stores, one each in Benton, Fort Smith, Hot Springs and Searcy. This year we plan to continue our expansion into Arkansas adding four new stores, one each in Fayetteville, Paragould, Rogers and Russellville.

    In Alabama, Georgia, Kentucky, North Carolina and Tennessee, where Goody's has a greater concentration of stores, we continued to fill in markets and aggressively take advantage of promising real estate opportunities. Achieving stronger penetration in these markets not only makes Goody's more accessible to our middle income customers but also allows us to leverage our advertising and other operational expenses against a larger store base.

    Looking to the future, our plans not only call for continued expansion in the Southeast and Midwest, but we are also seeking additional growth opportunities outside our traditional boundaries. During 1998 we expect to open a total of 28 new stores, including our first three in Texas. We also anticipate future expansion into the neighboring states of Louisiana and Oklahoma as real estate opportunities become available.

CHILDRENS ENTERTAINMENT CENTER

MEN'S DEPARTMENT

    Remodeling and relocating stores is also an important component of our growth strategy. Our plans call for the remodeling or relocating of 10 to 12 stores each year to ensure that all of Goody's stores meet current standards for merchandise presentation and customer service requirements. In 1997 we relocated nine stores and remodeled seven including three stores in our hometown, Knoxville, Tennessee.

MERCHANDISING

A WINNING MERCHANDISE MIX

MONTANA BLUES JEAN COMPANY LOGO
BUGLE BOY LOGO
DOCKERS LOGO
UNIONBAY LOGO
IVY CREW LOGO
NIKE LOGO
LESLIE FAY LOGO
LEE LOGO
REEBOK LOGO
GFC TRADING CO. LOGO
ADIDAS LOGO
LEVI'S LOGO
OLD COLLEGE INN LOGO

    At Goody's we understand that product and price are the driving factors behind the success of our business. We believe our enduring relationship with customers is built on a long-standing commitment to offering them quality brand name products at outstanding prices.

    Over the last three years our merchandise mix has evolved as the Company's merchants have sharpened their focus on what our customers really want to buy and culled from the mix merchandise that was not generating much excitement. During the last year, in fact, we have carefully evaluated all of our vendors on the basis of their performance in our stores. As a result of this assessment, we invested more in resources that have consistently produced strong sales, and we have eliminated marginal vendors. In addition to improving the overall sales performance of our stores, this strategy of buying more merchandise from fewer vendors is allowing us to achieve visible efficiencies of scale.

SHOES

    Today Goody's offers shoppers an excellent selection of popular brand name apparel in six divisions: women's, denim, men's, children's, accessories and shoes. Women's apparel represents the largest and most profitable of these business segments.

PIE CHART OF DIVISION SALES

    During 1996 we increased the emphasis on the women's area of our business, expanding the assortment of career and casual weekend wear, increasing the quality and selection of apparel for our plus-sized customers, and adding crossover fashions for shoppers whose tastes fall between those of traditional juniors and misses customers. Our customers have responded well to these changes. In 1997 sales in the women's division increased to 42.1 percent of the Company's total sales volume from 41.0 percent in 1996.

CANDLES

    Supplying shoppers with the merchandise they want at the prices they expect is critical to keeping Goody's stores competitive. We understand our customers' desire for value and selection as well as their need for the convenience of one-stop shopping. Our unique combination of popular brand name apparel and high-quality private label brands, great prices, and convenient locations has made Goody's one of middle America's top choices for family apparel.

PRODUCT DEVELOPMENT

AN UNPARALLELED PRIVATE LABEL PROGRAM

BABY TOGS

PRODUCT DEVELOPMENT DEPARTMENT

PRODUCT DEVELOPMENT CREATIVE TEAM [FROM LEFT] BOBBY FOX, TINA ANAS AND SARAH SHOCKLEY REVIEW PRODUCT SAMPLES.

    As the Goody's chain has grown and evolved, we have refined our business strategies to enable us to compete successfully with a host of apparel retailers in our Southeastern and Midwestern markets. In doing so, we recognized the need to differentiate ourselves in some way from our competitors. Why? Many of the retailers vying for the attention of middle American consumers offer the same nationally recognized brands that we carry in our stores--and in a few cases, at similar prices. Through our product development efforts, we have created something shoppers cannot get anywhere else but Goody's: Authentic GFC, Bobby G by Ivy Crew, Chandler Hill, Electro Sport, GFC, GFC Trading Co., GoodKidz, Intimate Classics, Ivy Crew, Montana Blues Jean Company, Mountain Lake, OCI - Quality Clothing and Old College Inn.

WE HAVE CREATED SOMETHING SHOPPERS CANNOT GET ANYWHERE ELSE BUT GOODY'S.

JOHN OKVATH

John Okvath
Senior Vice President
Product Development

    Since the introduction of our first collection in 1993, Ivy Crew for men, private label programs have become an integral part of our merchandise selection. Gaining recognition and acceptance from customers, these exclusive brands have

OLD COLLEGE INN LABEL

SHIRT DRAWING
MOUNTAIN LAKE LABEL
HOWARD HOBBS

PRODUCT DEVELOPMENT QUALITY CONTROL ANALYST, HOWARD HOBBS, EXAMINES A NEW SHIPMENT OF OLD COLLEGE INN MENSWEAR.

grown from approximately 3 percent of the Company's total sales volume in 1993 to approximately 21 percent of sales in 1997.

    Obviously, the staff and systems to support this incredible private label expansion is also growing. In just five years, our product development division has increased from three people to a team of nearly 30 associates dedicated to creating high-quality collections that represent the tastes and lifestyles of our value-minded shoppers.

WOMAN IN CASUAL CLOTHING

    John Okvath, who joined the Company in 1995, oversees the development of new products as well as the evolution of existing programs. Under his direction nearly every function of product development is now managed internally, from establishing and maintaining relationships with global manufacturers, to instituting fit and quality standards and monitoring compliance with those standards, to designing seasonal color palettes, hang tags and special merchandise packaging. Okvath's team even manages the movement of our goods from the country in which they are produced, through customs, and to their eventual delivery to Goody's distribution center. The Company's hands-on approach to managing product development allows us to maximize gross margins on our private label merchandise.

SHIRT PANTS

SHIRT SKIRT

   The success of our private label collections rests with a collaboration between the Company's merchants and Okvath's product development directors, who monitor the fashion marketplace--and specifically Goody's shoppers--to determine what clothing styles, colors and fabrics are likely to be popular each season. The sharing of information between these two departments helps us to ensure the consistency and quality of private label programs across all merchandise divisions in our stores.

MAN IN CASUAL CLOTHING

    Each of our collections is designed and measured against strict protocols, which were developed internally by the Company's product development team. Products are delivered to our stores only when they have been tested and met our stringent specifications for size, fabric weight, stitching and color stability. In fact, our private label merchandise is designed and produced to meet or exceed the quality of apparel offered in specialty and department stores.

    Since the inception of our first private label program, we have developed strategic relationships with global manufacturers. Dealing directly with these manufacturers gives us greater control over the quality and consistency of the merchandise we offer customers and enables us to manage inventories in response to changing consumer needs and preferences.

    Today our stores offer distinctive private label collections that we expect will represent 24 to 25 percent of total 1998 sales volume: Authentic GFC and GFC Trading Co., basic commodity apparel collections available in the women's, men's and children's departments; Ivy Crew, lines of traditional men's apparel including sportswear, career wear and furnishings; Old College Inn, contemporary collegiate styles for young men; Bobby G by Ivy Crew, a spring collection of upscale golf-inspired sportswear for men; Mountain Lake, classic sportswear for women; Montana Blues Jean Company, denim and twill based casual apparel for juniors and girls; and GoodKidz, sturdy playwear for children.

WOMAN IN CASUAL CLOTHING

    Goody's will always be committed to offering a large selection of quality brand name merchandise to our shoppers. But private label products offer the Company distinct advantages: greater control of the merchandise in our stores and quality basic and designer-look apparel that we can offer at exceptional prices and higher profit margins. Since 1995 these important programs have had tremendous impact on the Company's merchandise margins and will be critical to our on-going efforts to improve the long-term profitability of our business.

MONTANA BLUES JEAN COMPANY LABEL


SHIRT DRAWING

STORE OPERATIONS
A DYNAMIC STORES ORGANIZATION

     Consumers today have more shopping choices than ever before. To remain our customers' first choice for moderately priced family apparel, we regularly upgrade our stores to create more compelling shopping environments. We accomplish this by continually building our selection of the brands that are popular with our target consumers and by maintaining updated and visually appealing store formats that inspire customers to buy clothing.

     Goody's stores have changed dramatically in the last two years. This exciting transformation, which began with the introduction of an updated, contemporary store format in all new, relocated and remodeled stores in 1996, was furthered with the partial or full refixturing of 140 stores during 1997.

SHOPPERS ARE MORE SATISFIED THAN EVER BEFORE WITH THE LEVEL OF SERVICE THEY RECEIVE.

    In 1996 we successfully tested Levi's Dockers merchandise in nine Birmingham area stores in Alabama. Last year we incorporated Dockers shops in all new, relocated and remodeled stores and added them to 114 existing stores. We completed the Dockers roll-out to the chain in early 1998. And with the help of our vendor partners, last year we added or upgraded vendor shops in existing stores throughout our chain. These initiatives included the following:
- Bugle Boy shop upgrades were tested in 10 stores and will be added to 150 additional stores in 1998.
- Lee shops were upgraded in 94 stores with enhancements planned for 60 additional stores in 1998.
- Gift shops were established in 37 stores.
- Greeting card displays were added in 36 stores and are expected to be placed in all remaining stores during 1998.
- Kikomo shops were upgraded in 210 stores.
- Levi's shops were enhanced in 56 stores and will be improved in 32 stores in 1998.
- Union Bay shops were upgraded in 45 stores and are expected to be enhanced in 75 stores in 1998.
- Shoe departments were added to 25 stores.

    In addition to merchandising upgrades, we installed Muzak satellite systems chain-wide, and to speed customer check-out times we reconfigured the check-out stations in 15 stores and upgraded check and credit card processing technology in our stores.

     An integral part of our store improvement efforts is customer service. As we hire and train store associates we focus intensively on the importance of friendliness and product knowledge. Our customers have noticed the change too. Recent Company surveys have indicated that shoppers are more satisfied than ever before with the level of service they receive when they visit a Goody's store.

CHECK OUT STATIONS

Redesigned check-out stations reduce the time it takes for shoppers to check out of Goody's stores.

                     WOMAN IN                  MAN IN
                     CASUAL CLOTHES            CASUAL CLOTHES




                     MAN IN                    WOMAN IN
                     CASUAL CLOTHES            CASUAL CLOTHES

                 COUPLE IN                       CHILDREN IN
                 CASUAL CLOTHES                  CASUAL CLOTHES




                 CHILDREN IN                     WOMEN IN
                 CASUAL CLOTHES                  CASUAL CLOTHES

SELECTED FINANCIAL DATA
(Dollars in thousands, except per share
amounts and sales per gross square foot)


                                                                          FISCAL YEAR
                                                 -----------------------------------------------------------
                                                   1997        1996       1995(1)      1994          1993
                                                 -----------------------------------------------------------
  INCOME STATEMENT DATA
  Sales                                          $971,923    $819,056    $696,868     $613,664      $504,964
  Cost of sales and occupancy expenses            706,766     609,684     526,151      458,857       374,559
                                                 -----------------------------------------------------------
  Gross profit                                    265,157     209,372     170,717      154,807       130,405
  Selling, general and administrative expenses    213,060     182,628     154,901      142,755       110,906
                                                 -----------------------------------------------------------
  Earnings from operations                         52,097      26,744      15,816       12,052        19,499
  Interest expense                                    542         762         608        1,163         1,488
  Investment income (loss)                          1,831       1,460       1,319         (117)        3,189
                                                 -----------------------------------------------------------
  Earnings before income taxes                     53,386      27,442      16,527       10,772        21,200
  Provision for income taxes                       20,100      10,291       6,063        3,900         7,385
                                                 -----------------------------------------------------------
  Net earnings                                   $ 33,286    $ 17,151    $ 10,464     $  6,872      $ 13,815
                                                 ===========================================================
  Earnings per common share(2)
    Basic                                        $   2.05    $   1.06    $   0.65     $   0.43      $   0.86
                                                 ===========================================================
    Diluted                                          1.98        1.05        0.64         0.42          0.85
                                                 ===========================================================

  Weighted average common shares
  outstanding (in thousands)(2)
    Basic                                          16,274      16,132      16,123       16,097        16,130
                                                 ===========================================================
    Diluted                                        16,837      16,284      16,284       16,257        16,161
                                                 ===========================================================


  SELECTED OPERATING DATA
  (At year end)
  Stores open                                         223         203         184          171           146
  Gross store square footage (in thousands)         6,071       5,498       4,913        4,505         3,695
  Comparable store sales increase (decrease)(3)       8.2%        6.9%        1.3%         3.4%         (1.2)%
  Sales per gross square foot(4)                 $    165    $    156    $    150     $    150      $    148
  Average sales per store(5)                        4,504       4,090       3,922        3,741         3,766
  Capital expenditures                             21,231      16,070      10,632       39,388        15,077
  Depreciation and amortization                    11,571      10,595       9,141        6,185         5,594

  BALANCE SHEET DATA
  Working capital                                $ 73,553    $ 44,016    $ 27,786     $ 16,707      $ 40,204
  Total assets                                    328,316     254,347     208,443      185,744       163,803
  Long-term debt                                      608         871       1,110        1,327         1,525
  Shareholders' equity                            160,057     123,576     105,875       95,365        88,370

------------------------------------------------------------------------------------------------------------

(1) Consists of 53 weeks.

(2) Refer to Note 1 to the Notes to Consolidated Financial Statements regarding "Earnings per common share."

(3) Comparable store sales for fiscal 1996 and thereafter are based on stores which operated throughout the fiscal year (including relocated, remodeled and expanded stores) and which were in operation for the entire previous fiscal year (computed on comparable 52-week periods). Prior to fiscal 1996, new stores were included in such calculation beginning the first full month following the anniversary of their opening.

(4) Sales per gross square foot is calculated by dividing (i) sales from stores which operated throughout the fiscal year (including relocated, remodeled and expanded stores) and which were in operation for the entire previous fiscal year (computed on comparable 52-week periods), by (ii) the gross square footage related to those stores.

(5) Average sales per store is calculated by dividing (i) total sales during such fiscal year less sales attributable to new stores opened and stores closed during the fiscal year, by (ii) the number of stores open at the end of the fiscal year less new stores opened during the fiscal year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

  RESULTS OF OPERATIONS - FOURTH QUARTER FISCAL 1997 COMPARED WITH FOURTH QUARTER FISCAL 1996

  The following table sets forth the Company's unaudited results of operations for the periods indicated (in thousands, except per share amounts):

                                                 FOURTH QUARTER 1997       FOURTH QUARTER 1996
                                                ----------------------------------------------
  Sales                                          $334,752     100.0%        $273,499     100.0%
  Cost of sales and occupancy expenses            244,776      73.1          204,192      74.7
                                                ----------------------------------------------
  Gross profit                                     89,976      26.9           69,307      25.3
  Selling, general and administrative expenses     62,680      18.7           53,318      19.5
                                                ----------------------------------------------
  Earnings from operations                         27,296       8.2           15,989       5.8
  Interest expense                                    172       0.1              249       0.1
  Investment income                                   645       0.2              524       0.2
                                                ----------------------------------------------
  Earnings before income taxes                     27,769       8.3           16,264       5.9
  Provision for income taxes                       10,494       3.1            6,043       2.2
                                                ----------------------------------------------
  Net earnings                                   $ 17,275       5.2%        $ 10,221       3.7%
                                                ==============================================
  Earnings per common share(1)
   Basic                                         $   1.06                   $   0.63
                                                =========                   ========
   Diluted                                       $   1.02                   $   0.62
                                                =========                   ========
  Weighted average common shares outstanding (1)
   Basic                                           16,348                     16,143
                                                =========                   ========
   Diluted                                         16,967                     16,521
                                                =========                   ========

(1) Refer to Note 1 to the Notes to Consolidated Financial Statements regarding "Earning per common share."

OVERVIEW In the fourth quarter of fiscal 1997, the Company opened five new stores, relocated one store and remodeled five stores, bringing the total number of stores in operation at January 31, 1998 to 223, compared with 203 at February 1, 1997. In the fourth quarter of fiscal 1996, six new stores were opened and two stores were relocated. Net earnings were $17,275,000, or 5.2% of sales, in the fourth quarter of fiscal 1997, compared with $10,221,000, or 3.7% of sales, in the fourth quarter of fiscal 1996.

SALES Sales for the fourth quarter of fiscal 1997 were $334,752,000, a 22.4% increase over the $273,499,000 for the fourth quarter of fiscal 1996. This increase of $61,253,000 consisted of (i) a 10.1% increase in comparable store sales of $24,423,000 from the corresponding period of the previous fiscal year and (ii) additional sales from new and transition stores of $36,830,000. Sales for the fourth quarter of fiscal 1997 were positively impacted by (i) favorable customer reaction to the Company's private label merchandise, particularly in the women's division, (ii) strong sales gains achieved in the women's, men's and children's divisions with the introduction of Dockers from Levi Strauss & Co. and (iii) strong sales gains realized in the accessories division resulting from expanded product lines.

GROSS PROFIT Gross profit for the fourth quarter of fiscal 1997 was $89,976,000, or 26.9% of sales, a $20,669,000 increase over the
     $69,307,000, or 25.3% of sales, in gross profit generated for the fourth quarter of the previous fiscal year. The 1.6% increase in gross profit, as a percent of sales, in the fourth quarter of fiscal 1997 compared with the fourth quarter of fiscal 1996 resulted primarily from customer acceptance of certain key merchandise items during the Christmas holiday season and favorable customer reaction to the Company's private label merchandise that positively impacted gross margins.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses for the fourth quarter of fiscal 1997 were $62,680,000, or 18.7% of sales, an increase of $9,362,000 from
    $53,318,000, or 19.5% of sales, for the fourth quarter of fiscal 1996. The 0.8% decrease in selling, general and administrative expenses, as a percent of sales, in the fourth quarter of fiscal 1997 compared with the fourth quarter of fiscal 1996 resulted primarily from a decrease of (i) 0.4% in payroll expenses, (ii) 0.2% in advertising and promotional expenses, (iii) 0.1% in depreciation and amortization expenses and (iv) 0.1% in other selling, general and administrative expenses. Selling, general and administrative expenses for the fourth quarter of fiscal 1996 included a charge of $741,000 resulting from the impairment of certain stores' property and equipment pursuant to the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121").

INTEREST EXPENSE  Interest expense for the fourth quarter of fiscal 1997 decreased by $77,000 compared with the fourth quarter of fiscal 1996 primarily as a result of lower borrowings during the fourth quarter of fiscal 1997.

INVESTMENT INCOME  Investment income for the fourth quarter of fiscal 1997 increased by $121,000 compared with the fourth quarter of fiscal 1996 primarily as a result of an increase in invested funds during the fourth quarter of fiscal 1997.

RESULTS OF OPERATIONS - FISCAL 1997, 1996 AND 1995

The following table sets forth the Company's audited results of operations as a percent of sales for the fiscal years indicated:

                                                           FISCAL YEAR
                                                    --------------------------
                                                     1997      1996       1995(1)
                                                    --------------------------
  Sales                                             100.0%    100.0%     100.0%
  Cost of sales and occupancy expenses               72.7      74.4       75.5
                                                    --------------------------
  Gross profit                                       27.3      25.6       24.5
  Selling, general and administrative expenses       21.9      22.3       22.2
                                                    --------------------------
  Earnings from operations                            5.4       3.3        2.3
  Interest expense                                    0.1       0.1        0.1
  Investment income                                   0.2       0.2        0.2
                                                    --------------------------
  Earnings before income taxes                        5.5       3.4        2.4
  Provision for income taxes                          2.1       1.3        0.9
                                                    --------------------------
  Net earnings                                        3.4%      2.1%       1.5%
                                                    ==========================

(1)  Consists of 53 weeks.

FISCAL 1997 COMPARED WITH FISCAL 1996

OVERVIEW In fiscal 1997, the Company opened 24 new stores, relocated nine stores, remodeled seven stores and closed four stores. This brought the total number of stores in operation at January 31, 1998 to 223, compared with 203 at February 1, 1997. In fiscal 1996, 20 new stores were opened, seven stores were relocated, one store was remodeled and one store was closed. Net earnings were $33,286,000, or 3.4% of sales, in fiscal 1997, compared with net earnings of $17,151,000, or 2.1% of sales, in fiscal 1996.

SALES Sales for fiscal 1997 were $971,923,000, an 18.7% increase over the $819,056,000 for fiscal 1996. This increase of $152,867,000 consisted of
     (i) an 8.2% increase in comparable store sales of $61,286,000 from the corresponding period of the previous fiscal year and (ii) additional sales from new and transition stores of $91,581,000. Sales were positively impacted by favorable customer reaction to the Company's private label merchandise, particularly in the women's division. Strong sales gains were also achieved in the women's, men's and children's divisions with the introduction of Dockers from Levi Strauss & Co. to approximately 70% of the chain; plans are to distribute Dockers products to the entire chain in fiscal 1998. The accessories division also realized strong sales gains resulting from expanded product lines.

GROSS PROFIT Gross profit for fiscal 1997 was $265,157,000, or 27.3% of sales, a $55,785,000 increase over the $209,372,000, or 25.6% of sales, in gross profit generated for the previous fiscal year. The 1.7% increase in gross profit, as a percent of sales, resulted primarily from the continuation of the merchandising strategies implemented during 1995 and 1996. These strategies include, among other things, improved merchandise selection and quality, stringent inventory management and control, and a higher sales mix of certain key merchandise items, including private label merchandise, which generally have a higher gross margin rate.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses for fiscal 1997 were $213,060,000, or 21.9% of sales, an increase of $30,432,000 from $182,628,000, or 22.3% of sales, for fiscal 1996. The 0.4% decrease in selling, general and administrative expenses, as a percent of sales, in fiscal 1997 compared with fiscal 1996 resulted primarily from a decrease of 0.2% in advertising and promotional expenses and a net decrease of 0.2% in all other selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 1996 included a provision of $691,000 in connection with the early termination of a lease of one of the Company's stores which closed in August 1996 and $741,000 for the impairment of certain stores' property and equipment pursuant to the provisions of SFAS No. 121.

INTEREST EXPENSE Interest expense for fiscal 1997 decreased by $220,000 compared with fiscal 1996 primarily as a result of lower borrowings during fiscal 1997.

INVESTMENT INCOME Investment income for fiscal 1997 increased by $371,000 compared with fiscal 1996 primarily as a result of an increase in invested funds during fiscal 1997.

INCOME TAXES The provision for income taxes for fiscal 1997 was $20,100,000, for an effective tax rate of 37.7% of earnings before income taxes, compared with $10,291,000, for an effective tax rate of 37.5% of earnings before income taxes, for fiscal 1996. The increase in the effective tax rate was primarily due to a decrease in tax-exempt investment income and an increase in other non-deductible expenses, which were offset by a modest decrease in the effective state income tax rates.

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

SALES Sales for fiscal 1996 (52 weeks) were $819,056,000, a 17.5% increase over the $696,868,000 for fiscal 1995 (53 weeks). This increase of $122,188,000 consisted of (i) a 6.9% increase in comparable store sales of $42,780,000 from the corresponding 52-week period of the previous fiscal year, (ii) additional sales from new and transition stores of $85,613,000, which were offset by (iii) $6,205,000 from the additional last week of sales included in the 53-week fiscal 1995. Significant factors which contributed to the increase in comparable store sales included (i) favorable customer reaction to certain brand name and private label merchandise, (ii) a strategic build-up of inventory implemented during the second quarter of fiscal 1996 in an effort to be in-stock for most basic items everyday and (iii) strong promotions which emphasized the price-value relationship of the Company's merchandise and a reinforced customer awareness of Goody's presence in the markets served.

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

INTEREST EXPENSE Interest expense for fiscal 1996 increased by $154,000 compared with fiscal 1995 primarily as a result of increased borrowings during fiscal 1996.

INVESTMENT INCOME Investment income for fiscal 1996 increased by $141,000 compared with fiscal 1995 primarily as a result of an increase in invested funds during fiscal 1996.

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

LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL POSITION The Company's primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit agreement (see below). The Company's working capital was $73,553,000 at January 31, 1998, compared with $44,016,000 at February 1,
    1997 and $27,786,000 at February 3, 1996.

    At January 31, 1998, the Company had an unsecured revolving line of credit from a consortium of banks, which provides for both cash borrowings for general corporate purposes and the issuance of letters of credit of up to an aggregate of $120,000,000 which expires on May 31, 1999. The terms of this credit agreement require, among other things, maintenance of minimum levels of shareholders' equity, compliance with certain financial ratios and Mr. Robert M. Goodfriend remaining as Chairman of the Board or Chief Executive Officer of the Company, and place restrictions on additional indebtedness, asset disposals, investments, capital expenditures and the payment of dividends. At January 31, 1998, the Company had no cash borrowings and $41,238,000 was outstanding for letters of credit compared with no cash borrowings and $28,005,000 outstanding for letters of credit at February 1, 1997. Cash borrowings averaged $2,374,000 during fiscal 1997 compared with $5,206,000 during fiscal 1996, with the highest balance of $25,000,000 in October and November 1997 compared with $37,000,000 in November 1996. Letters of credit outstanding averaged $53,442,000 during fiscal 1997 compared with $29,189,000 during fiscal 1996. The highest balance of letters of credit outstanding was $71,937,000 during fiscal 1997 (in June 1997) compared with $39,929,000 during fiscal 1996 (in August 1996). The weighted average interest rates on cash borrowings in fiscal 1997, 1996 and 1995 were 6.4%, 6.5% and 7.1%, respectively.

CASH FLOWS Operating activities provided cash of $36,558,000 in fiscal 1997 compared with $22,493,000 in fiscal 1996 and $22,607,000 in fiscal 1995. Cash used in operating activities in fiscal 1997 and 1996 was primarily for increased inventory of $44,172,000 and $29,228,000, respectively, resulting from (i) additional inventory for new stores, (ii) the strategic build-up of certain new classifications of basic inventory items in all stores and (iii) for fiscal 1997, the Company's decision to take early receipt of spring 1998 imported merchandise. Cash used in operating activities in fiscal 1995 was primarily for inventory increases of $13,859,000 related primarily to inventory for new stores. Accounts payable provided cash of $24,038,000, $7,081,000 and $18,928,000 in fiscal 1997, 1996 and 1995, respectively.
    Other assets and liabilities provided cash of $10,416,000 and $9,672,000 in fiscal 1997 and 1996, respectively, and used cash of $1,755,000 in fiscal 1995. Depreciation and amortization expenses were $11,571,000, $10,595,000 and $9,141,000 in fiscal 1997, 1996 and 1995, respectively.

    Cash flows from investing activities reflected a $21,219,000, $15,800,000 and $10,235,000 net use of cash for fiscal 1997, 1996 and 1995, respectively. Cash was used primarily to fund capital expenditures for new, relocated and remodeled stores and included the expansion of the corporate headquarters and distribution center in fiscal 1995.

    Cash provided by financing activities for fiscal 1997 and 1996 was $5,519,000 and $3,636,000, respectively compared with cash used of $2,516,000 for fiscal 1995. Cash management programs maintained by the Company provided cash of $4,050,000, $3,506,000 and $7,642,000 during fiscal 1997, 1996 and 1995, respectively. The Company received $1,708,000, $347,000 and $201,000 from the issuance of common stock on the exercise of stock options in fiscal 1997, 1996 and 1995, respectively. Net payment on notes payable amounted to $10,000,000 in fiscal 1995.

OUTLOOK  The Company plans to open a total of 28 new stores, relocate or remodel
    10 to 12 stores and close two stores during fiscal 1998. Management estimates that capital expenditures will total approximately $30,000,000 in fiscal 1998 primarily for opening new stores, upgrading existing stores and purchasing computer systems and equipment as well as for other capital assets.

    The Company's primary needs for capital resources are for the purchase of store inventories, capital expenditures and for normal operating purposes. Management believes that cash flows from operations, including credit terms from vendors, and the borrowings available under the credit agreement will be sufficient to meet the Company's operating and capital expenditure requirements.

YEAR 2000

    The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in similar normal business activities.

    A favorable by-product of the replacements or enhancements of the Company's core business systems, associated with a strategic plan initiated by the Company in 1995, is the assurance that the systems are or will be year 2000 complaint. A Year 2000 task force, formed by the Company to address the year 2000 issue, is evaluating all other programs and systems that may need to be upgraded or replaced to ensure their Year 2000 compliance.

    The Company does not believe the future costs relating to the Year 2000 issues will have a material impact on the Company's consolidated financial position, results of operations or cash flows. The Company is not yet in a position to assess whether its vendors and other business partners will attain Year 2000 compliance in a timely manner or the impact of any such non-compliance.

SEASONALITY AND INFLATION  The Company's business is seasonal by nature. The
    Christmas season (beginning the Sunday before Thanksgiving and ending on the first Saturday after Christmas), the back-to-school season (beginning approximately the first week of August and continuing through the first week of September) and the Easter season (beginning approximately two weeks before Easter Sunday and ending on the Saturday preceding Easter) collectively accounted for approximately 34.5% of the Company's annual sales based on the Company's last three fiscal years ended January 31, 1998. In general, sales volume varies directly with customer traffic, which is heaviest during the third and fourth quarters of a fiscal year. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year.

    Inflation can affect the costs incurred by the Company in the purchase of its merchandise, the leasing of its stores and certain components of its selling, general and administrative expenses. During the last three fiscal years ended January 31, 1998, inflation has not adversely affected the Company's business, although there can be no assurance that inflation will not have a material adverse effect in the future.


SELECTED QUARTERLY DATA (UNAUDITED)
(In thousands, except per share amounts)



                                       FIRST QUARTER   SECOND QUARTER  THIRD QUARTER   FOURTH QUARTER
                                       --------------------------------------------------------------
  FISCAL 1997
  -----------
       Sales                              $190,057        $212,206        $234,908        $334,752
       Gross profit                         54,977          58,170          62,034          89,976
       Net earnings                          5,058           5,418           5,535          17,275
       Earnings per common share(1)
         Basic                                0.31            0.33            0.34            1.06
         Diluted                              0.30            0.32            0.33            1.02


  FISCAL 1996
  -----------
       Sales                              $150,766        $183,411        $211,380        $273,499
       Gross profit                         42,645          45,237          52,183          69,307
       Net earnings                          2,204           1,362           3,364          10,221
       Earnings per common share(1)
         Basic                                0.14            0.08            0.21            0.63
         Diluted                              0.14            0.08            0.21            0.62


(1) Refer to Note 1 to the Notes to Consolidated Financial Statements regarding "Earnings per common share."

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


INDEPENDENT AUDITORS' REPORT

  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GOODY'S FAMILY CLOTHING, INC.

    We have audited the accompanying consolidated balance sheets of Goody's Family Clothing, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Goody's Family Clothing, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.





    Atlanta, Georgia
    March 18, 1998

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)


                                                             FISCAL YEAR
                                                   --------------------------------
                                                     1997        1996        1995
                                                   --------------------------------
   Sales                                           $971,923    $819,056    $696,868
   Cost of sales and occupancy expenses             706,766     609,684     526,151
                                                   --------------------------------

   Gross profit                                     265,157     209,372     170,717
   Selling, general and administrative expenses     213,060     182,628     154,901
                                                   --------------------------------
   Earnings from operations                          52,097      26,744      15,816
   Interest expense                                     542         762         608
   Investment income                                  1,831       1,460       1,319
                                                   --------------------------------

   Earnings before income taxes                      53,386      27,442      16,527
   Provision for income taxes                        20,100      10,291       6,063
                                                   --------------------------------
   Net earnings                                    $ 33,286    $ 17,151    $ 10,464
                                                   ================================
   Earnings per common share
      Basic                                        $   2.05    $   1.06    $   0.65
                                                   ================================
      Diluted                                      $   1.98    $   1.05    $   0.64
                                                   ================================

   Weighted average common shares outstanding
      Basic                                          16,274      16,132      16,123
                                                   ================================
      Diluted                                        16,837      16,284      16,284
                                                   ================================



     See accompanying notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)


                                                                          JANUARY 31, FEBRUARY 1,
                                                                             1998          1997
                                                                          -----------------------
  ASSETS
  Current Assets
       Cash and cash equivalents                                          $ 64,174       $ 43,316
       Investments                                                           1,555          1,453
       Inventories                                                         151,667        107,495
       Accounts receivable and other current assets                         10,519          9,689
                                                                          -----------------------
       Total current assets                                                227,915        161,953
  Property and equipment, net                                               97,468         88,955
  Other assets                                                               2,933          3,439
                                                                          -----------------------
       Total assets                                                       $328,316       $254,347
                                                                          =======================
  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities
       Accounts payable                                                   $105,231       $ 75,900
       Accrued expenses                                                     42,194         34,841
       Income taxes payable                                                  6,674          6,957
       Current portion of long-term debt                                       263            239
                                                                          -----------------------
       Total current liabilities                                           154,362        117,937

  Long-term debt                                                               608            871
  Other long-term liabilities                                                3,023          2,578
  Deferred income taxes                                                     10,266          9,385
                                                                          -----------------------
       Total liabilities                                                   168,259        130,771
                                                                          -----------------------

  Commitments and Contingencies

  Shareholders' Equity
       Preferred stock, par value $1 per share;
           Authorized - 2,000,000 shares; issued and outstanding-none
       Class B Common stock, no par value;
           Authorized - 50,000,000 shares; issued and outstanding-none
       Common stock, no par value;
           Authorized - 50,000,000 shares;
           issued - 16,551,858 and 16,364,832 shares, respectively;
           outstanding -16,351,858 and 16,164,832 shares, respectively      28,199         26,466
  Paid-in capital                                                            4,721          3,259
  Retained earnings                                                        130,239         96,953
  Treasury stock, at cost - 200,000 shares                                  (3,102)        (3,102)
                                                                          -----------------------
       Total shareholders' equity                                          160,057        123,576
                                                                          -----------------------
       Total liabilities and shareholders' equity                         $328,316       $254,347
                                                                          =======================


See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)


                                                                                  FISCAL YEAR
                                                                     ----------------------------------
                                                                         1997         1996         1995
                                                                     ----------------------------------
  CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings                                                       $ 33,286     $ 17,151     $ 10,464
  Adjustments to reconcile net earnings to net cash
  provided by operating activities:
       Depreciation and amortization                                   11,571       10,595        9,141
       Net loss (gain) on asset disposals and write-down                1,135        1,965          (22)
       Changes in assets and liabilities:
           Inventories                                                (44,172)     (29,228)     (13,859)
           Accounts payable                                            24,038        7,081       18,928
           Income tax accounts                                            284        5,257         (290)
           Other assets and liabilities                                10,416        9,672       (1,755)
                                                                     ----------------------------------
                Cash provided by operating activities                  36,558       22,493       22,607
                                                                     ----------------------------------

  CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisitions of property and equipment                              (21,231)     (16,070)     (10,632)
  Proceeds from sale of property and equipment                             12          270          397
                                                                     ----------------------------------
                Cash used in investing activities                     (21,219)     (15,800)     (10,235)
                                                                     ----------------------------------

  CASH FLOWS FROM FINANCING ACTIVITIES
  Net payments on notes payable                                            --           --      (10,000)
  Repayment of long-term debt                                            (239)        (217)        (198)
  Exercise of stock options                                             1,708          347          201
  Redemption of preferred stock purchase rights                            --           --         (161)
  Changes in cash management accounts                                   4,050        3,506        7,642
                                                                     ----------------------------------
                Cash provided by (used in) financing activities         5,519        3,636       (2,516)

  Net increase in cash and cash equivalents                            20,858       10,329        9,856
  Cash and cash equivalents, beginning of year                         43,316       32,987       23,131
                                                                     ----------------------------------
  Cash and cash equivalents, end of year                             $ 64,174     $ 43,316     $ 32,987
                                                                     ==================================

  Supplemental Disclosures
       Interest payments                                             $    534     $    745     $    665
       Income tax payments, net of refunds received                    20,336        5,294        7,062


See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)


                                  COMMON STOCK                                TREASURY STOCK
                                -----------------    PAID-IN     RETAINED    ----------------
                                SHARES     AMOUNT    CAPITAL     EARNINGS    SHARES    AMOUNT         TOTAL
                                ---------------------------------------------------------------------------
  BALANCE, JANUARY 28, 1995     16,302    $25,833    $3,296      $ 69,338    (200)    $(3,102)     $ 95,365
  Net earnings                      --         --         --       10,464      --          --        10,464
  Exercise of stock options         23        207         --           --      --          --           207
  Redemption of preferred
     stock purchase rights          --         --      (161)           --      --          --          (161)
                                ---------------------------------------------------------------------------

  BALANCE, FEBRUARY 3, 1996     16,325     26,040     3,135        79,802    (200)     (3,102)      105,875
  Net earnings                      --         --        --        17,151      --          --        17,151
  Exercise of stock options         40        426       124            --      --          --           550
                                ---------------------------------------------------------------------------

  BALANCE, FEBRUARY 1, 1997     16,365     26,466     3,259        96,953    (200)     (3,102)      123,576
  Net earnings                      --         --        --        33,286      --          --        33,286
  Exercise of stock options        187      1,733     1,462            --      --          --         3,195
                                ---------------------------------------------------------------------------

  BALANCE, JANUARY 31, 1998     16,552    $28,199    $4,721      $130,239    (200)    $(3,102)     $160,057
                                ===========================================================================

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended January 31, 1998, February 1, 1997 and February 3, 1996

1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    At January 31, 1998, Goody's Family Clothing, Inc. and subsidiaries (the "Company") was principally engaged in the retailing of moderately priced apparel for women, men and children in 223 retail stores located in 15 states. Its significant accounting policies are as follows:

    FISCAL YEAR-END The Company's fiscal year ends on the Saturday nearest the last day of January. Fiscal 1997, 1996 and 1995 refer to the Company's fiscal years ended January 31, 1998 (52 weeks), February 1, 1997 (52 weeks) and February 3, 1996 (53 weeks), respectively.

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

    CASH AND CASH EQUIVALENTS Cash equivalents consist of highly liquid investments, such as money market accounts, deposit accounts, government backed securities and overnight repurchase agreements, each with a maturity of less than three months. The cost of these investments approximate their fair market value.

    Amounts due banks upon the clearance of certain checks under the Company's cash management programs included in both accounts payable and accrued expenses at January 31, 1998 and February 1, 1997 amounted to $18,547,000 and $14,497,000, respectively.

    INVESTMENTS Investments are held by a bank, as trustee, to fund certain potential future severance payments in respect of which no liability exists at January 31, 1998. The Company is restricted from using these funds for its operating activities until April 1998.

    INVENTORIES Inventories are stated at the lower of moving weighted average cost or market.

    PROPERTY AND EQUIPMENT Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed by using the straight-line method over the estimated useful lives of the assets, which are 40 years for buildings and up to 10 years for other assets. Leasehold improvements are amortized by the straight-line method over the lesser of the useful lives of the improvements or the related lease terms.

    STORE OPENING AND CLOSING COSTS Non-capital expenditures for new or relocated stores are expensed as incurred. The net book value of leasehold improvements and abandoned fixtures as well as any future rents payable for stores, for which a decision has been made to close or relocate the stores, are charged against current earnings.

    ADVERTISING The Company expenses all advertising expenditures as incurred. Advertising expenses for fiscal 1997, 1996 and 1995 were $38,179,000, $34,431,000 and $29,853,000, respectively.

    INCOME TAXES Deferred income taxes are recognized for the tax consequences of temporary differences between the tax and financial reporting basis of the Company's assets and liabilities based upon enacted tax laws and statutory tax rates applicable to the future years in which the differences are expected to affect taxable income.

    SALES  Sales include $33,379,000, $26,827,000 and $21,087,000 of leased shoe department sales for fiscal 1997, 1996 and 1995, respectively.

    EARNINGS PER COMMON SHARE The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" as required in the fourth quarter of fiscal 1997. Accordingly, all previously reported earnings per share and related data have been restated to conform to this new standard. Weighted average diluted shares outstanding differs from weighted average basic shares outstanding solely from the effect of stock options. Stock options to purchase 24,161, 436,257 and 401,500 shares of common stock in fiscal 1997, 1996 and 1995, respectively, were not included in the computation of weighted average diluted shares outstanding because they would have been antidilutive.

    RECLASSIFICATIONS Certain reclassifications have been made to the financial statements of prior periods to conform to the current period presentation.

2    PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following (in thousands):


                                                    January 31, February 1,
                                                        1998        1997
                                                    -----------------------
  Land                                              $  3,512       $  3,512
  Buildings                                           25,704         25,631
  Leasehold improvements                              20,056         17,720
  Furniture and equipment                             94,765         79,647
  Transportation equipment                             6,181          5,762
                                                    -----------------------
                                                     150,218        132,272
  Less accumulated depreciation and amortization      52,750         43,317
                                                    -----------------------
           Property and equipment, net              $ 97,468       $ 88,955
                                                    =======================



     The Company continually evaluates its investment in long-lived assets (principally property and equipment) used in operations on an individual store basis. During the fourth quarter of 1996, the Company determined that, based upon the recent operating results and updated operating projections at that time, the property and equipment at certain stores was impaired. As a result, the Company recorded a pretax charge in fiscal 1996 of approximately $741,000, or $0.03 per share, to write-down the carrying value of the property and equipment to their estimated fair value pursuant to the provisions of SFAS No. 121. No impairment charge was necessary for fiscal 1997 and 1995 based upon the results of similar analyses performed.

3    CREDIT ARRANGEMENTS

     The Company has a credit agreement with a consortium of banks for an unsecured revolving line of credit which provides for both cash borrowings for general corporate purposes and the issuance of letters of credit of up to an aggregate of $120,000,000 which expires on May 31, 1999. The Company is committed to pay (i) interest on the cash borrowings at a fluctuating base rate or LIBOR plus an applicable margin, (ii) letter of credit fees based on the number of days a letter of credit is outstanding times an applicable fee and (iii) an annual commitment fee payable quarterly in advance. The terms of this credit agreement require, among other things, maintenance of minimum levels of shareholders' equity, compliance with certain financial ratios and Mr. Robert M. Goodfriend remaining as Chairman of the Board or Chief Executive Officer of the Company, and place restrictions on additional indebtedness, asset disposals, investments, capital expenditures and the payment of dividends.

     At January 31, 1998 and February 1, 1997, the Company had no cash borrowings under this credit agreement and letters of credit issued and outstanding amounted to $41,238,000 and $28,005,000, respectively. Cash borrowings under the Company's line of credit averaged $2,374,000, $5,206,000 and $3,481,000 during fiscal 1997, 1996 and 1995, respectively.
     The highest balances of cash borrowings were $25,000,000 in October and November 1997, $37,000,000 in November 1996 and $18,000,000 in October
     1995. The weighted average interest rates on cash borrowings in fiscal 1997, 1996 and 1995 were 6.4%, 6.5% and 7.1%, respectively.

4    LONG-TERM DEBT

     Long-term debt represents a promissory note payable to the Company's founder and former chairman, M.D. Goodfriend, and his wife, who are the parents of the Company's current Chairman of the Board and Chief Executive Officer. The debt is unsecured and is payable in annual installments of $350,000, including interest at 10%, through January 26, 2001. Interest paid on this debt was $111,000, $133,000 and $152,000 during fiscal 1997, 1996 and 1995, respectively. Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair value of such long-term debt was not significantly different than its carrying amount.

5    INCOME TAXES

     The provision for income taxes for the years indicated consisted of the following (in thousands):


                                                     FISCAL YEAR
                                         --------------------------------
                                            1997         1996       1995
                                         --------------------------------
  Current
       Federal                            $18,833      $ 9,173     $3,626
       State                                2,163        1,280        705
                                         --------------------------------
           Total current                   20,996       10,453      4,331
                                         --------------------------------
  Deferred
       Federal                               (726)         (84)     1,451
       State                                 (170)         (78)       281
                                         --------------------------------
           Total deferred                    (896)        (162)     1,732
                                         --------------------------------
           Provision for income taxes     $20,100      $10,291     $6,063
                                         ================================

    The provision for income taxes differed from the amounts computed by applying the federal statutory rate to earnings before income taxes as follows (in thousands):



  Tax expense at statutory rate          $18,685       $ 9,605      $5,783
  State taxes, net of federal benefit      1,319           745         726
  Effect of tax-exempt income                (97)          (89)       (125)
  Effect of other items                      193            30        (321)
                                         ---------------------------------
       Provision for income taxes        $20,100       $10,291      $6,063
                                         =================================


The tax effects of temporary differences were as follows (in thousands):


                                               January 31, February 1,
                                                   1998        1997
                                               -----------------------
  Current
    Inventory carrying cost                    $ 2,074         $  887
    Net operating loss carryforward                 --            171
    Capital loss carryforward                       --            108
    Accrued expenses and other                   3,381          2,512
                                               ----------------------
         Current deferred tax asset            $ 5,455         $3,678
                                               ======================
  Deferred
       Depreciation                            $10,787         $9,934
       Other                                      (521)          (549)
                                               ----------------------
           Long-term deferred tax liability    $10,266         $9,385
                                               ======================

6   STOCK OPTIONS

    The Company currently has four stock option plans: the Goody's Family Clothing, Inc. 1991 Stock Incentive Plan (the "1991 Plan"), the Goody's Family Clothing, Inc. 1993 Stock Option Plan (the "1993 Plan"), the Goody's Family Clothing, Inc. 1997 Stock Option Plan (the "1997 Plan") and the Discounted Stock Option Plan for Directors (the "Directors' Plan").

    The 1991 Plan, 1993 Plan and 1997 Plan provide for the grant of nonqualified and incentive stock options to key associates and formula options to non-associate directors. The Compensation Committee of the Board of Directors determines the exercise price (not to be less than fair market value of the Company's common stock for incentive options or formula options on the date of grant) and the vesting and exercise periods. The options generally vest in equal installments over five years from the date of grant and are generally exercisable up to 10 years from the date of grant. The Company is authorized to issue 2,825,000 shares of Common Stock under the 1991 Plan, 1993 Plan and 1997 Plan.

    Under the Directors' Plan, non-associate directors may elect to receive options to purchase common stock at an exercise price equal to 50% of the fair market value of the common stock on the date of grant in lieu of cash for their director fees. These options vest one year from the date of grant and are exercisable up to 20 years from the date of grant. The expense recorded in connection with stock options issued under this plan has been immaterial. The Company is authorized to issue 150,000 shares of common stock under the Directors' Plan.

    A summary of the stock option activity and the related weighted average exercise prices for the various plans is as follows:



                                       Reserved   Outstanding    Weighted Average
                                         Shares      Options     Exercise Price
                                       ------------------------------------------
   Outstanding at January 28, 1995       768,759      1,004,671           $13.32
       Granted                          (781,466)       781,466             9.56
       Exercised                              --        (23,700)            8.50
       Forfeited                         615,250       (615,250)           15.99
                                       -----------------------------------------
   Outstanding at February 3, 1996       602,543      1,147,187             9.43
       Reserved                          100,000             --               --
       Granted                          (564,698)       564,698            13.97
       Exercised                              --        (39,620)            8.75
       Forfeited                          80,480        (80,480)            9.28
                                       -----------------------------------------
  Outstanding at February 1, 1997        218,325      1,591,785            11.06
       Reserved                        1,000,000             --               --
       Granted                          (539,765)       539,765            23.15
       Exercised                              --       (187,026)            9.13
       Forfeited                         107,022       (107,022)           11.80
                                       -----------------------------------------

  Outstanding at January 31, 1998        785,582      1,837,502           $14.77
                                       =========================================


    The following table summarizes information about stock options outstanding at January 31, 1998:


                                                   Outstanding Options                    Exercisable Options
                                  ----------------------------------------------     ------------------------------
                                                         Weighted
                                                          Average     Weighted                            Weighted
                                      Options            Remaining     Average           Options           Average
                  Range of         Outstanding at      Contractual    Exercise        Exercisable at      Exercise
             Exercise Prices      January 31, 1998     Life (Years)     Price        January 31, 1998       Price
             ---------------      ----------------------------------------------     ------------------------------
             $ 4.82 to $ 5.69           36,389            18.0          $  5.16            36,389          $  5.16
               7.38 to  11.00          771,825             6.8             8.88           427,355             8.66
              11.25 to  15.00          194,338             7.7            12.39            91,450            12.42
              15.25 to  22.00          436,200             5.3            18.04           321,000            17.44
              22.38 to  28.50          349,250             9.4            23.53                --               --
              31.00 to  35.59           49,500             9.8            32.33                --               --
                                   -----------                                       ------------
                                     1,837,502                                            876,194
                                   ===========                                       ============

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to adopt the disclosure-only provisions of SFAS No. 123 and to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation cost has been recognized for the stock options granted under the various stock option plans to associates. Had compensation cost for the Company's stock option plans been determined based on the fair value on the date of grant for awards in fiscal 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below:


                                         Fiscal 1997                  Fiscal 1996               Fiscal 1995
                                  ------------------------    ------------------------    -----------------------
                                  As Reported    Pro Forma    As Reported    Pro Forma    As Reported   Pro Forma
                                  ------------------------    ------------------------    -----------------------
  Net earnings  (in thousands)    $33,286       $32,211       $17,151       $15,157       $10,464       $9,679

  Earnings per common share
       Basic                         2.05          1.98          1.06          0.94          0.65         0.60
       Diluted                       1.98          1.91          1.05          0.93          0.64         0.59


    The fair value of the options granted under the Company's various stock option plans during fiscal 1997, 1996 and 1995 was estimated on their date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield; expected volatility of 56%, 49% and 47%, respectively; risk free interest rates of 6.5%, 6.4% and 6.8%, respectively; and expected lives of 7.0, 4.7 and 7.0 years, respectively. The weighted average fair value of options granted was $14.78, $6.44 and $5.93 for fiscal years 1997, 1996 and 1995, respectively.


7   BENEFIT PLANS

    The Company maintained a profit sharing plan through December 31, 1997 for full-time associates. This plan provided for discretionary contributions by the Company which were approved by its Board of Directors. The Company's contributions to the profit sharing plan were $750,000, $525,000 and $350,000 for fiscal 1997, 1996 and 1995, respectively.

    On January 1, 1998, the Company amended and restated its profit sharing plan by adopting the Goody's Family Clothing, Inc. 401(k) Retirement Plan with a salary deferral feature for all eligible associates. All the assets of the profit sharing plan were transferred to the 401(k) plan. Under the terms of the 401(k) plan, eligible associates may contribute between 3% and 15% of their annual compensation on a pretax basis (with certain limitations imposed by the Internal Revenue Service) to the plan. The Company provides matching contributions to the 401(k) plan which are discretionary, vest over time pursuant to a vesting schedule contained in the plan and are based upon a percent of the associates' elected contributions. These matching contributions amounted to $35,000 for fiscal 1997.

    The Company also has an Employee Payroll Investment Plan that allows eligible associates to purchase the Company's common stock at fair market value through regular payroll deductions.

8   LEASE OBLIGATIONS

    The Company leases its stores under operating leases, the majority of which expire at various times during the next 10 years. The Company can, at its option, renew most of these leases at rents which are fixed based at their then current fair rental value. Payments under store leases consist of a fixed minimum rent, additional rent based on a percent of sales in excess of stipulated amounts and a share of taxes, insurance and common area maintenance costs. The Company also leases certain data processing and store systems equipment.

    The future minimum rental payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year at January 31, 1998 are as follows (in thousands):


             Fiscal Year
             -----------
             1998                        $ 40,779
             1999                          36,959
             2000                          33,498
             2001                          31,814
             2002                          29,629
             Thereafter                   128,897
                                         --------
             Total                       $301,576
                                         ========

    Included in future operating lease payments above is $32,714,000 for stores that will open during the year ending January 30, 1999. Total rental expense for operating leases for fiscal 1997, 1996 and 1995 were $47,234,000, $41,299,000 and $36,319,000, respectively, including percentage rent of $632,000, $451,000 and $481,000, respectively.

9   RELATED PARTY TRANSACTIONS

    The Company has entered into various related party transactions with Mr. Robert M. Goodfriend (the Company's Chairman of the Board and Chief Executive Officer and beneficial owner of approximately 42.4% of the Company's common stock) as described below.

    The Company paid premiums of $54,000 in each of fiscal 1997, 1996 and 1995 for split-dollar life insurance policies insuring the life of Mr. Goodfriend. The beneficiary of these policies is a trust established for Mr. Goodfriend's children. The trust has assigned to the Company an interest in the cash value of the life insurance policies to the extent of cumulative premiums paid by the Company. Included in "Other Assets" at January 31, 1998 and February 1, 1997 are $1,930,000 and $2,041,000,
    respectively, related to these policies.

    The Company paid rent and taxes amounting to $442,000, $442,000 and $443,000 for fiscal 1997, 1996 and 1995, respectively, for a store leased from another trust benefiting Mr. Goodfriend's children. Future commitments at January 31, 1998 under this related party lease are $368,000.

    In March 1995 the Company purchased property contiguous to the corporate headquarters and distribution center from Mr. Goodfriend at its fair market value, as determined by a third party appraiser, for $519,000. The Company also paid, in fiscal 1995, $21,000 to Mr. Goodfriend for the use of this property prior to acquisition and certain other property used by the Company in connection with the expansion of the Company's corporate headquarters and distribution center.

    The Company currently leases a warehouse in Athens, Tennessee, from a local bank, of which Mr. Goodfriend is a director and shareholder, and has paid rent of $40,000 in each of fiscal 1997, 1996 and 1995. Future commitments at January 31, 1998 under this related party lease are $77,000.

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS                          EXECUTIVE  AND OTHER OFFICERS
ROBERT M. GOODFRIEND(3)
Chairman of the Board and
Chief Executive Officer                     ROBERT M. GOODFRIEND                     JOHN W. BOLES
Goody's Family Clothing, Inc.               Chairman of the Board and                Vice President
                                            Chief Executive Officer                  Sales - Northern Region
HARRY M. CALL
President and                               HARRY M. CALL                            PHILIP M. DANGEL
Chief Operating Officer                     President and                            Vice President
Goody's Family Clothing, Inc.               Chief Operating Officer                  Divisional Merchandise Manager
                                                                                     Children's
                                            EDWARD R. CARLIN
SAMUEL J. FURROW (2),(3*)                   Executive Vice President                 JOSEPH M. FORBIDUSSI
Chairman                                    Chief Financial Officer and              Vice President
Furrow Auction Company                      Secretary                                Divisional Merchandise Manager
Furrow-Justice Machinery Corporation                                                 Junior's
Owner                                       THOMAS R. KELLY, JR.
Knoxville Motor Company-Mercedes Benz       Executive Vice President                 ROBERT S. GOBRECHT
Land Rover of Knoxville                     General Merchandise Manager              Vice President
Director                                                                             Merchandise Coordinator
Southeastern-Advertising, Inc.              DAVID R. MULLINS
First American National Bank                Executive Vice President                 JEFFREY D. HAYES
Innovo Group Inc.                           Stores                                   Vice President
                                                                                     Store Development
ROBERT F. KOPPEL (1),(2*)                   BRUCE E. HALVERSON
President                                   Senior Vice President                    REGIS J. HEBBELER
East Tennessee Children's Hospital          Planning and Allocation                  Vice President
                                                                                     General Counsel and
                                            STANLEY B. LATACHA                       Assistant Secretary
IRWIN L. LOWENSTEIN(1),(3)                  Senior Vice President
Executive Vice President                    Marketing and Advertising                MYRNA J. MAHON
Rhodes/Heilig-Meyers Company                                                         Vice President
                                            JOHN J. OKVATH, III                      Divisional Merchandise Manager
                                            Senior Vice President                    Ready to Wear
CHERYL L. TURNBULL(1*),(2)                  Product Development
Director                                                                             ALLEN P. MARKWAY
Banc One Capital Corporation                JAY D. SCUSSEL                           Vice President
                                            Senior Vice President                    Divisional Merchandise Manager
                                            Management Information Systems           Men's

                                            MARCUS H. SMITH, JR.                     HAZEL A. MOXIM
                                            Senior Vice President                    Vice President
                                            Real Estate                              Human Resources

                                            BOBBY WHALEY                             ROSALIND C. PARNEIX
                                            Senior Vice President                    Vice President
                                            Distribution, Transportation and         Divisional Merchandise Manager
                                            Logistics                                Misses Sportwear

                                                                                     DAVID G. PEEK
                                                                                     Vice President
                                                                                     Corporate Controller and
                                                                                     Chief Accounting Officer

                                                                                     KEITH REICHELDERFER
                                                                                     Vice President
                                                                                     General Merchandise Manager
                                                                                     Women's

                                                                                     MIKE H. TEEPLE
                                                                                     Vice President
                                                                                     Sales - Southern Region

                                                                                     DONALD R. WHITTED
                                                                                     Vice President
                                                                                     Sales - Central Region

                                                                                     LYNN R. YOUNGS
                                                                                     Vice President
                                                                                     Store Operations

Committees of the Board of Directors

1   Compensation Committee
2   Audit Committee
3   Nominating Committee
*   Chairperson

SHAREHOLDER AND INVESTOR INFORMATION
Common Stock Information

   The Company's Common Stock is listed and traded on The Nasdaq Stock Market (National Market) under the symbol GDYS. At April 16, 1998, there were 380 shareholders of record and approximately 4,100 persons or entities who held Common stock in nominee name. On April 16, 1998, the closing price of the Common Stock was $50.75.

                            First Quarter      Second Quarter      Third Quarter      Fourth Quarter
                            ------------------------------------------------------------------------
   FISCAL 1997
   -----------
             High               $24.38             $39.75              $38.00             $37.13
             Low                 16.38              15.75               21.38              25.50

   FISCAL 1996
   -----------
             High               $ 9.38             $11.00              $14.88             $20.81
             Low                  6.75               7.13                8.75              13.25

DIVIDEND POLICY

   The Company has not paid cash dividends during the last three fiscal years. The Company currently intends to retain all net earnings for the development of its business and does not anticipate paying dividends in the foreseeable future. The payment of future dividends, if any, will depend upon the profitability, financial condition, cash requirements, future prospects and other factors deemed relevant by the Board of Directors. Currently, under the Company's credit agreement (See Note 3 to Notes to Consolidated Financial Statements), the Company has certain restrictions regarding the payment of dividends.

ANNUAL MEETING

   The Annual Meeting of Shareholders will be held at 10:00 a.m. on Wednesday, June 17, 1998, at the Company's headquarters in Knoxville, Tennessee. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement sent with a copy of this Annual Report to each shareholder of record as of April 27, 1998.

CORPORATE HEADQUARTERS

   Goody's Family Clothing, Inc.
   400 Goody's Lane
   Knoxville, Tennessee 37922
   Tel: (423) 966-2000
   Fax: (423) 777-4230

INDEPENDENT AUDITORS

   Deloitte & Touche LLP
   Atlanta, Georgia

GENERAL COUNSEL

   Shereff, Friedman, Hoffman & Goodman, LLP
   New York, New York

TRANSFER AGENT AND REGISTRAR

   Communications concerning shareholder records, the transfer of shares, lost certificates or change of address should be directed to:

   Wachovia Bank of North Carolina, NA
   Post Office Box 3001
   Winston-Salem, North Carolina 27102
   Tel: (910) 770-5822

ANNUAL REPORT ON FORM 10-K

   A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998, as filed with the Securities and Exchange Commission, may be obtained, without charge, upon written request to Edward R. Carlin, Executive Vice President, Chief Financial Officer and Secretary, Goody's Family Clothing, Inc., 400 Goody's Lane, Knoxville, Tennessee 37922.


                                                                              33