Form 10-K, Exhibit 13
period 1999-01-30
GOODYS FAMILY CLOTHING INC /TN
filed 1999-04-27
CIK 879123

1998
Annual Report

                           [Woman in Goody's apparel]

Financial Highlights

(Dollars in thousands, except per share amounts)

                                                 Fiscal Year
                                  --------------------------------------
                                      1998          1997          1996
                                  --------------------------------------
Sales                             $1,091,084      $971,923      $819,056
Gross profit                         287,295       265,157       209,372
Earnings before income taxes          44,158        53,386        27,442
Net earnings                          27,687        33,286        17,151
Earnings per common share               0.81          0.99          0.53
Stores open at year end                  257           223           203

                           [Woman in Goody's apparel]

                           [Five year graphical presentation of Sales,
                            Earnings per Common Share, Shareholders'
                            Equity and Number of Stores.]

                        [Little girl in Goody's apparel]

                Table of Contents

Annual Report
1998


Company Profile .........................  2

Letter to our Shareholders ..............  3

Being in the Right Places ...............  9

Having the Right Mix .................... 11

Knowing the Right People ................ 12

Doing the Right Things .................. 13

Financial Review ........................ 14

Selected Financial Data ................. 31

Board of Directors and Officers ......... 32

Shareholder
and Investor Information ................ 33

                       [Exterior of Goody's store front]

                                Company Profile

Goody's Family Clothing, Inc., headquartered in Knoxville, Tennessee, is a retailer of moderately priced apparel for women, men and children. As of January 30, 1999, the Company operated 257 stores in Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Mississippi, Missouri, North Carolina, Ohio, South Carolina, Tennessee, Texas, Virginia and West Virginia.


                           Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. Management has endeavored in its communications, in this Annual Report and in its Annual Report on Form 10-K to highlight the trends and factors that might have an impact on the Company and the industry in which the Company competes. Any "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project" or "continue" or the negatives thereof or other variations thereon or similar terminology, are made on the basis of management's plans and current analysis of the Company, its business and the industry as a whole. These statements appear in the "Letter to our Shareholders," in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) weather conditions; (ii) the timely availability of branded and private label merchandise in sufficient quantities to satisfy customer demand; (iii) customer demand and trends in the apparel and retail industry and to the acceptance of merchandise acquired for sale by the Company; (iv) the effectiveness of advertising and promotional events; (v) the impact of competitors' pricing and store expansion; (vi) the ability to enter into leases for new store locations; (vii) the timing, magnitude and costs of opening new stores; (viii) individual store performance, including new stores;
(ix) employee relations; (x) the general economic conditions within the Company's markets; (xi) the Company's financing plans; (xii) trends affecting the Company's financial condition or results of operations and (xiii) the Company's business and growth strategies. Readers are cautioned that any such forward-looking statement is not a guarantee of future performance and involves risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statement as a result of various factors. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Letter to our Shareholders

To Our Shareholders:

         1998 was an unusual year for Goody's Family Clothing, one marked by extraordinary successes--yet tempered with unexpected disappointments. During the first half of 1998, we achieved outstanding gains in market share, with a comparable store sales increase of 6.9 percent, and an increase in earnings per share of 52 percent. These results represented hard-won positive momentum that began in early 1996 with a business plan we designed and implemented to improve the profitability of our Company.

         With the successes we enjoyed in 1996, 1997 and the first half of 1998, we were aggressive with our second half 1998 sales plan and associated inventory purchases. But unusually warm weather in our markets during the second half of 1998 caused a substantial shortfall in sales for the fall/winter season. As sales declined, inventories built, effectively shutting down our ability to freshen our merchandise mix with new purchases as we would normally do, and forcing us to take large markdowns to sell excess merchandise. Accordingly, our results for the second half of 1998 and, consequently, the full year were weaker than planned.

         Sales for 1998 of $1.091 billion surpassed 1997 sales of $971.9 million by more than 12 percent while comparable store sales increased 0.5 percent. Net earnings for the year were $27.7 million and earnings per share were $0.81 compared to net earnings of $33.3 million and earnings per share of $0.99 in 1997. Clearly these results did not meet our high expectations for the year. Yet even with these disappointing results, our net earnings have grown--using 1995 as the base year--at a compound annual rate of approximately 36 percent for the last three years, including 1998.


                           [Facial portrait of woman]
                            [Facial portrait of man]
                           [Facial portrait of child]
                         [Facial portrait of teenager]

[Portrait of Harry M. Call and Robert M. Goodfriend]

Harry M. Call
President
and Chief
Operating
Officer

Robert M.
Goodfriend
Chairman of
the Board
and Chief
Executive
Officer

                           [Facial portrait of woman]

                           [Facial portrait of woman]

Letter to our Shareholders

         We learned valuable lessons from the difficulties we experienced during the second half of 1998 and have already begun implementing changes to our core merchandising and operating strategies to improve our performance for 1999. Among these are plans to:

-        Grow the store base at approximately 12 percent per year;

- Budget comparable store sales growth more conservatively and uniformly from both a financial and merchandise perspective;

- Improve merchandise margins and gross margin return on investment by strategically reducing inventories and increasing inventory turns and emphasizing higher margin products;

- Slow the planned growth of our private label programs while focusing instead on maximizing their margin potential;

- Introduce new product lines, staying attuned to the needs and expectations of our shoppers by increasing our assortments in accessories and gifts and adding additional brands to our merchandise mix and

- Bring in-house our leased shoe operation during the first quarter of fiscal 2000.

         Without a doubt, the number one factor in our future success is having the right merchandise to appeal to our value-conscious customers. Our merchandise mix has evolved to include a wider assortment of accessories and gifts, a category that was very profitable for the Company in 1997 and even more so in 1998. We are also listening closely to our customers and making subtle shifts in our approach to merchandising. For example, through a series of focus group studies in several markets last year, our customers told us they'd like to see a younger attitude in our misses department. Our merchants have responded by adding new brands such as Villager, and by emphasizing younger styles in casual


[Lifestyle photo of young boy]

Letter to our
Shareholders


                           [Facial portrait of woman]

and careerwear purchased from existing vendors. We have also added a new vice president and divisional merchandise manager position to oversee the dress department and further develop our petite and plus size businesses. In the children's department, we are focusing more on enhancing our selection of popular brands such as Bugle Boy, Carter and My Michelle, and adding more fashion to the children's merchandise mix.

         One of our Company's greatest strengths is our commitment to growth and expansion. During 1998, we recorded $22.9 million in capital expenditures, primarily for the opening of new stores and the relocating and remodeling of selected existing stores. We opened 36 new stores, increasing our store base by more than 16 percent and reaching beyond our traditional Southeastern and Midwestern boundaries by adding our first stores in the state of Texas, in the communities of Longview and Tyler. We also took advantage of opportunities to expand our presence in key existing markets including Nashville, Tennessee; Logan, West Virginia; Paragould, Arkansas; Mobile, Alabama and Kokomo, Indiana. While growing our store base is important, we also take pride in our existing locations and have invested substantially in a chainwide store update program, making Goody's stores consistent with the modernized interior design we introduced in 1996 with our entry into metropolitan Atlanta, Georgia. In fact, we relocated or remodeled 10 stores last year, and since 1997 our store development team has refixtured more than 150 stores.

         While we had a difficult 1998, we remain confident in our business strategies and outlook. Our goal as we look to 1999 and beyond is still to improve the long-term profitability of the Company. To accomplish this we will endeavor to increase our comparable store sales; expand our store base by approximately 12 percent each year; improve merchandise margins and gross margin return on investment and leverage our selling, general and administrative expenses through new and comparable store sales growth and aggressive expense management.

         Capital expenditures for 1999 are estimated to be $40 million, most of which will be allocated to the opening of approximately 30 to 35 new stores and the relocation or remodeling of approximately 24 stores. A portion of our capital expenditures

Letter to our
Shareholders

[Facial portrait of woman]

budget will be directed to technology improvements, enhancements in our distribution center and for general corporate purposes. Our balance sheet remains strong, with virtually no long-term debt and we are in a good position to fund the Company's planned growth with internally generated funds. Additionally, we have a $130 million unsecured revolving line of credit available through May 2001.

[Facial portrait of man]

         Notwithstanding the disappointing results we recorded in the last half of 1998, the progress we have made in improving the overall profitability of Goody's in the last three years reaffirms our belief in our core business strategies. In the critical areas of merchandising, operations and finance, we are confident that we have the strategies and management in place to enhance the Company's profitability for the fiscal year 1999 and beyond.

[Facial portrait of woman]

         Since Goody's went public seven years ago, we have worked hard to build a Company of which we can all--our customers, associates and shareholders alike--be proud. We've encountered obstacles along the way, but with the commitment and hard work of more than 8,200 associates, we are surpassing old goals and setting new ones every day. At Goody's we believe that vision, sound business strategies, high standards and perseverance will assure our Company's long-term success.

[Facial portrait of woman]

         As always we appreciate your support and look forward to your continued interest in Goody's Family Clothing.

                                               [Lifestyle photo of three women]


Sincerely,

/s/ Robert M. Goodfriend

Robert M. Goodfriend
Chairman of the Board and
Chief Executive Officer



/s/ Harry M. Call

Harry M. Call
President and
Chief Operating Officer

[Lifestyle photo of woman]

[Southeastern and Midwestern map of United States with store locations indicated]

 Existing Stores [with color coded dots]
 New Stores [with color coded dots]
 Proposed Stores [with color coded dots]

As of January 30, 1999, the Company operated 257 stores in 16 states.

ALABAMA (30)          ARKANSAS (10)          - Athens            - Rome
- Alexander City      - Batesville           - Atlanta (7)       - Savannah
- Athens              - Benton               - Augusta (2)       - Statesboro
- Bessemer            - Fayetteville         - Bainbridge        - St. Mary's
- Birmingham (7)      - Ft. Smith            - Blue Ridge        - Swainesboro
- Cullman             - Hot Springs          - Brunswick         - Thomasville
- Dothan              - Jonesboro            - Canton            - Tifton
- Florence            - Paragould            - Carrollton        - Valdosta
- Fort Payne          - Rogers               - Cartersville      - Waycross
- Gadsden             - Russellville         - Centerville
- Huntsville (2)      - Searcy               - Conyers           ILLINOIS (1)
- Jasper                                     - Cordele           - Carbondale
- Mobile (2)          FLORIDA (7)            - Covington
- Montgomery          - Ft. Walton Beach     - Cumming           INDIANA (13)
- Opelika             - Gainesville (2)      - Dalton            - Bedford
- Prattville          - Lake City            - Douglasville      - Bloomington
- Scottsboro          - Palatka              - Dublin            - Columbus
- Selma               - Panama City          - Gainesville       - Jasper
- Sylacauga           - Tallahassee          - Griffin           - Kokomo
- Talladega                                  - Hinesville        - Linton
- Thomasville         GEORGIA (42)           - LaFayette         - Marion
- Troy                - Albany               - LaGrange          - New Castle
- Tuscaloosa          - Alpharetta           - Milledgeville     - Princeton
                                             - Newnan

Success is:
 Being in the
  Right
    Places

Selecting the right locations for our stores is a key element of our competitive strategy. Our real estate team looks for opportunities to locate in communities where Goody's can be a primary retailer of moderately priced family clothing, and where we can be an anchor tenant in a high traffic strip or power center. Most often, the best real estate opportunities lie in small communities with populations of fewer than 100,000 people. Real estate costs in such areas are often lower than in large cities and there tends to be less competition. While we have traditionally opened stores in the Southeastern and Midwestern part of the United States, last year we began to expand beyond these boundaries by adding our first two stores in Texas, in the communities of Longview and Tyler. This year we expect to continue our Texas expansion with planned locations in Nacogdoches, Paris, Conroe and Texarkana. Oklahoma and Louisiana are also targeted states for new Goody's stores. Four stores are planned for Oklahoma this year including one each in Ada, Ardmore, Enid and Stillwater. We expect to open our first store in Louisiana in the fall of 1999 in Lake Charles.


[Southeastern and Midwestern map of United States with store locations indicated]


- Richmond          - Owensboro          NORTH                 - Sanford            SOUTH               TENNESSEE (44)
- Seymour           - Paducah            CAROLINA (36)         - Shelby             CAROLINA (15)       - Athens
- Shelbyville       - Pikeville          - Albemarle           - Smithfield         - Aiken             - Chattanooga (3)
- Vincennes         - Richmond           - Asheville (2)       - Southern Pines     - Anderson          - Clarksville
                    - Shelbyville        - Boone               - Spindale           - Camden            - Cleveland
KENTUCKY (24)       - Somerset           - Burlington          - Statesville        - Conway            - Columbia
- Bowling Green     - Winchester         - Charlotte (3)       - Sylva              - Florence          - Cookeville
- Campbellsville                         - Fayetteville        - Waynesville        - Greenville        - Crossville
- Corbin            MISSISSIPPI (7)      - Goldsboro           - Wilkesboro         - Greenwood         - Dayton
- Danville          - Columbus           - Greenville          - Wilmington         - Myrtle Beach      - Dickson
- Elizabethtown     - Corinth            - Henderson           - Wilson             - North Augusta     - Dyersburg
- Frankfort         - Hattiesburg        - Hickory                                  - Orangeburg        - Farragut
- Glasgow           - Meridian           - High Point          OHIO (6)             - Rock Hill         - Franklin
- Hazard            - Oxford             - Jacksonville        - Athens             - Spartanburg(2)    - Gallatin
- Henderson         - Pascagoula         - Kinston             - Chillicothe        - Sumter            - Greeneville
- Lexington         - Tupelo             - Laurinburg          - Portsmouth         - Taylors           - Jackson
- London                                 - Lexington           - St. Clairsville                        - Johnson City
- Madisonville      MISSOURI (3)         - Morganton           - Steubenville                           - Kimball
- Maysville         - Cape Girardeau     - Mt. Airy            - Zanesville                             - Kingsport
- Middlesboro       - Rolla              - Murphy                                                       - Knoxville(5)
- Morehead          - Sikeston           - New Bern
- Mt. Sterling                           - Roanoke Rapids
- Nicholasville                          - Rocky Mount
                                         - Salisbury

- LaFollette        VIRGINIA (10)
- Lebanon           - Bristol
- Lenoir City       - Charlottesville
- Martin            - Christiansburg
- Maryville         - Lynchburg
- McMinnville       - Martinsville
- Morristown        - Norton
- Murfreesboro      - Roanoke(2)
- Nashville (2)     - Staunton
- Newport           - Wytheville
- Oak Ridge
- Rockwood          WEST
- Rogersville       VIRGINIA (7)
- Sevierville       - Beckley
- Springfield       - Charleston
- Sweetwater        - Clarksburg
- Tullahoma         - Logan (2)
- Union City        - Nitro
                    - Parkersburg
TEXAS (2)
- Longview
- Tyler

                        [Two women shopping at Goody's]

Success is:
 Having the
   Right Mix

[Portrait of man]

         The brands. The style. The selection. The prices. Combine these things and you'll see what makes Goody's a standout in the crowded retail apparel market. Goody's stores offer shoppers a dependable selection of popular brands in the fresh updated styles of the season. Plus, exclusive private label collections add to the drawing power of our national brands by providing shoppers with high-quality designer inspired fashions at exceptional prices.

         Having the right merchandise--at the right time--is key to maintaining our position as a leading provider of family apparel in our markets. Using information from automatic replenishment programs, detailed daily sales reports, consumer research, customer satisfaction surveys and on-going feedback from store associates, we have made considerable progress in developing a merchandise mix that meets the tastes and expectations of our customers.


[Portrait of man]                      [Display of shoes]


         Accessories, a fashion-driven category which represented only 2.5 percent of the Company's total sales in 1995, has been successfully expanded to include decorative home accessories such as candles, picture frames and many other gift and novelty items. In 1998 accessories and gifts, now one of the Company's most profitable categories, accounted for $51 million or 4.7 percent of total sales.


[Portrait of woman]


         We've also expanded our fashion assortments, offering our customers important new brands to meet their casual and career apparel needs. Much sought after national apparel brands such as Villager, and Dockers by Levi Strauss, have been a big hit with shoppers since we rolled them out to all of our stores last year. Both of these brands have tremendous leverage with value-conscious shoppers and strengthen the appeal of Goody's to consumers in the communities where we operate stores.


[Display of handbags]                  [Portrait of woman]


         During 1999, our merchandise mix will continue to evolve. Goody's merchants will be focusing efforts on improving our misses department by adding fashions with a younger attitude to meet the needs of women ages 25 to 35. Plus, in an effort to provide our shoppers with better footwear brands and selection, we have appointed a new vice president, divisional merchandise manager to oversee the development of our shoe business, currently a leased operation that we expect to bring in-house at the beginning of fiscal 2000.


                                       [Portrait of baby]

Success is:
 Knowing the
   Right People

         In 1953 when Mike Goodfriend opened the first Goody's store, then called Athens Outlet, he understood that to be successful he had to associate himself and his Company with good people. As he built his business during the 60s and 70s, he held fast to this philosophy. Today, a few of Mr. Goodfriend's early associates--plus thousands more good people still contribute to Goody's success.

         The Company's tradition of hiring positive, success oriented people, and then recognizing and rewarding their accomplishments has inspired many associates to make Goody's their career choice.

         To attract and hire the best associates, Goody's offers a competitive compensation package that includes health and dental insurance along with a 401(k) retirement plan to all eligible associates. In addition, assistant store managers, store managers and district managers are eligible for performance incentives based on their store's productivity, inventory shrinkage, expense control and other standards.

         Every fall the Company honors its top performing store and district managers for their contributions during the prior fiscal year. In September 1998, Goody's recognized 36 management level associates for their outstanding performance during 1997.

[Portrait of Jim Ewing]

Jim Ewing
1998 Retail District
Manager
of the Year

         Among those honored last year was Jim Ewing, a 12-year Goody's veteran and District Manager of 11 stores in Kentucky and Tennessee. Named Retail District Manager of the Year in 1998 for his district's aggressive efforts to improve the profitability of the Company during fiscal 1997, the stores in Ewing's district contributed more than $7.1 million in operating profit to the Company, making it the most profitable district in the chain.

[Portrait of James Freeman]

James Freeman
1998 Retail
Store Manager
of the Year

         James Freeman, who joined Goody's five years ago with almost
20 years of retail experience, manages the Company's Kennesaw, Georgia store, one of the highest volume and most challenging stores in the chain. Last year Freeman was named Retail Store Manager of the Year, not only for his store's remarkable sales performance in 1997, but also for its skillful inventory shrinkage control and on-going commitment to community service.

         Jim Ewing and James Freeman are just two of the people at Goody's who exemplify the character, dedication and commitment that make our Company special. We hire the best--and that means we have a little something extra to offer our shoppers. More than just friendly faces in a check-out lane, our associates are enthusiastic, take pride in their stores, and work hard every day to make Goody's not only a great place to shop, but also a valued part of the community.

                                                [Lifestyle photo of young woman]
Success is:
Doing the
Right Things

         Helping others is as much a part of Goody's corporate culture as selling clothing. With a special focus on improving the quality of life for kids in our communities, Goody's has developed a long-term partnership with the Children's Miracle Network and its affiliated children's hospitals, a relationship that has generated more than $1.2 million for these hospitals in the last two years.

         At the local level, store associates have enthusiastically sought organizations with which to develop fund-raising partnerships that benefit kids. Every store in the chain gets involved. In Georgia, stores joined forces with the Georgia Council on Child Abuse in a month-long fundraiser in July 1998 that raised $68,000 for the organization.

         In Dayton, Tennessee, Goody's store manager, Allene Nations, and her associates raised more that $27,000 for Spring City Foursquare Needy Children's Program during the store's 1998 Fourth of July Blowout festivities; and in Bowling Green, Kentucky, store associates raised $17,000 for the American Red Cross during Labor Day weekend. By the end of 1998 Goody's store associates raised nearly $1 million for organizations serving the needs of children and families.

         At home in Knoxville, Tennessee, the Company's corporate office provides on-going support to more than 30 local charities, including, among others, the Boys and Girls Clubs of Greater Knoxville; Florence Crittenton Agency; Junior Achievement of East Tennessee; Knox Area Urban League; the National Conference of Community and Justice; Remote Area Medical Foundation's Mobile Dental Unit; United Negro College Fund and United Way.

[Portrait of Allene Nations]

Allene Nations
Store Manager
1998 Community
Service Award
Winner

         Community involvement isn't just an afterthought at Goody's, it is an important facet of our overall approach to doing business. We encourage and reward our associates for their contributions to their individual communities. Allene Nations, former manager of our Dayton, Tennessee store was presented Goody's 1998 Community Service award for her store's tireless work on behalf of children in the Dayton community.

         At Goody's we use the word "value" a lot. To us, giving value to our customers means not only providing them with quality merchandise, great prices and friendly service, it means really being a part of, and giving back to, the communities we serve.

Management's Responsibility for Financial Reporting

Management is responsible for the integrity and objectivity of all financial information presented in this Annual Report. The consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles and include, where necessary, the best estimates and judgments of management.

In fulfilling its responsibility for the reliability of financial information, management has developed and maintains accounting systems and procedures appropriately supported by internal accounting controls. Such controls include the selection and training of qualified personnel, an organizational structure providing for appropriate division of responsibility, communication of approved accounting, control and business practices and a program of internal audit. Although no system of internal accounting controls can ensure that all errors or irregularities have been eliminated, management believes that the controls in place provide reasonable assurance, at reasonable cost, that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and that the financial records are reliable for preparing financial statements. The consolidated financial statements of the Company have been audited by Deloitte & Touche LLP, the Company's independent auditors. Their report, which appears below, is based on their audits conducted in accordance with generally accepted auditing standards.

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



Independent Auditors' Report

To the Board of Directors and Shareholders of Goody's Family Clothing, Inc.

We have audited the accompanying consolidated balance sheets of Goody's Family Clothing, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Goody's Family Clothing, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998 and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1999 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

Atlanta, Georgia
March 17, 1999

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations - Fourth Quarter Fiscal 1998 Compared with Fourth
         Quarter Fiscal 1997

         The following table sets forth the Company's unaudited results of operations for the periods indicated (in thousands except per share amounts):

                                                            Fourth Quarter 1998       Fourth Quarter 1997
                                                           ---------------------     ---------------------
         Sales                                             $363,546        100.0%    $334,752        100.0%
         Cost of sales and occupancy expenses               279,861         77.0      244,776         73.1
         Gross profit                                      --------        -----     --------        -----
                                                             83,685         23.0       89,976         26.9
         Selling, general and administrative expenses        71,683         19.7       62,680         18.7
         Earnings from operations                          --------        -----     --------        -----
                                                             12,002          3.3       27,296          8.2
         Interest expense                                       255          0.0          172          0.1
         Investment income                                      826          0.2          645          0.2
                                                           --------        -----     --------        -----
         Earnings before income taxes                        12,573          3.5       27,769          8.3
         Provision for income taxes                           4,579          1.3       10,494          3.1
                                                           --------        -----     --------        -----
         Net earnings                                      $  7,994          2.2%    $ 17,275          5.2%
                                                           ========        =====     ========        =====
         Earnings per common share
          Basic                                            $   0.24                  $   0.53
                                                           ========                  ========
          Diluted                                          $   0.24                  $   0.51
                                                           ========                  ========
         Weighted average common shares outstanding
          Basic                                              33,331                    32,696
                                                           ========                  ========
          Diluted                                            33,895                    33,934
                                                           ========                  ========

Overview In the fourth quarter of fiscal 1998, the Company opened 11 new stores and relocated two stores, bringing the total number of stores in operation at January 30, 1999 to 257, compared with 223 at January 31, 1998. In the fourth quarter of fiscal 1997, five new stores were opened, one store was relocated and five stores were remodeled. Net earnings were $7,994,000, or 2.2% of sales, in the fourth quarter of fiscal 1998 compared with $17,275,000, or 5.2% of sales, in the fourth quarter of fiscal 1997.

Sales Sales for the fourth quarter of fiscal 1998 were $363,546,000, an 8.6% increase over the $334,752,000 for the fourth quarter of fiscal 1997. This increase of $28,794,000 consisted of additional sales from new and transition stores of $42,867,000 which was offset by a 4.7% decrease in comparable store sales of $14,073,000 compared with the corresponding period of the previous fiscal year. The Company believes the unusually warm weather that prevailed in the Company's markets during November and the first half of December followed by ice and snow storms two days prior to Christmas were the primary reasons for the depressed sales during the quarter. Sales for the fourth quarter of 1998 were also impaired by lower merchandise prices as discussed below. See "Gross Profit."

Gross profit Gross profit for the fourth quarter of fiscal 1998 was $83,685,000, or 23.0% of sales, a $6,291,000 decrease compared with the $89,976,000, or 26.9% of sales, in gross profit generated for the fourth quarter of the previous fiscal year. The 3.9% decrease in gross profit, as a percent of sales, in the fourth quarter of fiscal 1998 compared with the fourth quarter of fiscal 1997 primarily consists of
         (i) a 3.6% increase in cost of sales and (ii) a 0.3% increase in occupancy costs which were not leveraged due to the shortfall in comparable store sales. The increase in cost of sales resulted from the implementation of an aggressive merchandise pricing and promotional strategy in December 1998 in an effort to liquidate higher than planned inventories at the end of November 1998. Due to its overstocked position, the Company was further hampered from buying new merchandise to replenish merchandise that was selling well during the fourth quarter.


Selling, general and administrative expenses Selling, general and administrative expenses for the fourth quarter of fiscal 1998 were $71,683,000, or 19.7% of sales, an increase of $9,003,000 from $62,680,000, or 18.7% of sales, for the fourth quarter of fiscal 1997. The 1.0% increase in selling, general and administrative expenses, as a percent of sales, in the fourth quarter of fiscal 1998 compared with the fourth quarter of fiscal 1997 resulted primarily from an increase of (i) 1.1% in advertising and promotional expenses resulting primarily from the implementation of the aggressive merchandise pricing and promotional strategy mentioned above, (ii) 0.6% in professional fees and (iii) 0.2% from a charge for the impairment of certain poorly performing stores' property and equipment. These increases were offset by (i) a decrease of 0.8% in bonus expenses related to the Company's Short-Term Incentive Plan and other bonus plans and (ii) a net decrease of 0.1% in other selling, general and administrative expenses, for the fourth quarter of fiscal 1998 compared with the fourth quarter of fiscal 1997.

Interest expense Interest expense for the fourth quarter of fiscal 1998 increased by $83,000 compared with the fourth quarter of fiscal 1997. This net increase consists of a $116,000 increase in the interest expense on borrowings under the credit agreement which was offset by decreases in other interest expenses incurred during the fourth quarter of fiscal 1998 compared with the fourth quarter of fiscal 1997.

Investment income  Investment income for the fourth quarter of fiscal 1998 increased by $181,000 compared with the fourth quarter of fiscal 1997 primarily as a result of an increase in invested funds during the fourth quarter of fiscal 1998.

Income taxes  The provision for income taxes for the fourth quarter of fiscal
         1998 was $4,579,000, for an effective tax rate of 36.4% of earnings before income taxes, compared with $10,494,000, for an effective tax rate of 37.8% of earnings before income taxes, for the fourth quarter of fiscal 1997. The decrease in the effective tax rate for the fourth quarter of fiscal 1998 results from the adjustments required for a lower than previously anticipated effective tax rate for fiscal 1998.

Results of Operations - Fiscal 1998, 1997 and 1996

         The following table sets forth the Company's audited results of operations as a percent of sales for the fiscal years indicated:


                                                                       Fiscal Year
                                                             -----------------------------
                                                              1998        1997        1996
                                                             -----       -----       -----
         Sales                                               100.0%      100.0%      100.0%
         Cost of sales and occupancy expenses                 73.7        72.7        74.4
                                                             -----       -----       -----
         Gross profit                                         26.3        27.3        25.6
         Selling, general and administrative expenses         22.4        21.9        22.3
                                                             -----       -----       -----
         Earnings from operations                              3.9         5.4         3.3
         Interest expense                                      0.1         0.1         0.1
         Investment income                                     0.2         0.2         0.2
                                                             -----       -----       -----
         Earnings before income taxes                          4.0         5.5         3.4
         Provision for income taxes                            1.5         2.1         1.3
                                                             -----       -----       -----
         Net earnings                                          2.5%        3.4%        2.1%
                                                             =====       =====       =====

Fiscal 1998 Compared with Fiscal 1997

Overview In fiscal 1998, the Company opened 36 new stores, relocated seven stores, remodeled three stores and closed two stores, bringing the total number of stores in operation at January 30, 1999 to 257 compared with 223 at January 31, 1998. In fiscal 1997, 24 new stores were opened, nine stores were relocated, seven stores were remodeled and four stores were closed. Net earnings were $27,687,000, or 2.5% of sales, in fiscal 1998, compared with net earnings of $33,286,000, or 3.4% of sales, in fiscal 1997.

Sales Sales for fiscal 1998 were $1,091,084,000, a 12.3% increase over the $971,923,000 for fiscal 1997. This increase of $119,161,000 consisted of (i) additional sales from new and transition stores of $115,162,000 and (ii) a 0.5% increase in comparable store sales of $3,999,000 from the corresponding period of the previous fiscal year. Comparable store sales for the first two quarters of fiscal 1998 produced a 6.9% increase over the prior year, while the last two quarters of fiscal 1998 resulted in a 4.4% comparable store sales decrease. The unusually warm weather experienced in the Company's markets from September through the first half of December 1998, followed by ice and snow storms two days prior to Christmas, significantly impaired the Company's ability to sell winter merchandise during that period.

Gross profit Gross profit for fiscal 1998 was $287,295,000, or 26.3% of sales, a $22,138,000 increase over the $265,157,000, or 27.3% of sales, in gross profit generated for the previous fiscal year. The 1.0% decrease in gross profit, as a percent of sales, resulted primarily from (i) a 0.9% decrease in gross margins resulting from the implementation of an aggressive merchandise pricing and promotional strategy during the fourth quarter of fiscal 1998 and (ii) a 0.1% increase in occupancy costs which were not leveraged due to the shortfall in comparable store sales during the last two quarters of fiscal 1998.

Selling, general and administrative expenses Selling, general and administrative expenses for fiscal 1998 were $244,833,000, or 22.4% of sales, an increase of $31,773,000 from $213,060,000, or 21.9% of sales, for fiscal 1997. The 0.5% increase in selling, general and administrative expenses, as a percent of sales, in fiscal 1998 compared with fiscal 1997 resulted primarily from an increase of (i) 0.4% in advertising and promotional expenses, (ii) 0.2% in professional fees,
         (iii) 0.1% from a charge for the impairment of certain poorly performing stores' property and equipment and (iv) 0.2% in all other selling, general and administrative expenses. These increases were offset by a 0.4% decrease in the bonus expenses related to the Company's Short-Term Incentive Plan and other bonus plans for fiscal 1998 compared with the previous fiscal year.

Interest expense Interest expense for fiscal 1998 decreased by $7,000 compared with fiscal 1997.

Investment income Investment income for fiscal 1998 increased by $400,000 compared with fiscal 1997 primarily as a result of an increase in invested funds during fiscal 1998.

Income taxes The provision for income taxes for fiscal 1998 was $16,471,000, for an effective tax rate of 37.3% of earnings before income taxes, compared with $20,100,000, for an effective tax rate of 37.7% of earnings before income taxes, for fiscal 1997. The decrease in the effective tax rate was primarily due to an increase in tax-exempt investment income.

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

Sales Sales for fiscal 1997 were $971,923,000, an 18.7% increase over the $819,056,000 for fiscal 1996. This increase of $152,867,000 consisted of (i) additional sales from new and transition stores of $91,581,000 and (ii) an 8.2% increase in comparable store sales of $61,286,000 from the corresponding period of the previous fiscal year. Sales were positively impacted by favorable customer reaction to the Company's private label merchandise, particularly in the women's division. Strong sales gains were also achieved in the women's, men's and children's divisions with the introduction of Dockers from Levi Strauss & Co. to approximately 70% of the stores in the chain at January 31, 1998. Plans to distribute Dockers products to the entire chain were completed in the first quarter of fiscal 1998. The Company's accessories division also realized strong sales gains resulting from expanded product lines.

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

Selling, general and administrative expenses Selling, general and administrative expenses for fiscal 1997 were $213,060,000, or 21.9% of sales, an increase of $30,432,000 from $182,628,000, or 22.3% of sales, for fiscal 1996. The 0.4% decrease in selling, general and administrative expenses, as a percent of sales, in fiscal 1997 compared with fiscal 1996 resulted primarily from a decrease of 0.2% in advertising and promotional expenses and a net decrease of 0.2% in all other selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 1996 included a provision of $691,000 in connection with the early termination of a lease of one of the Company's stores which closed in August 1996 and $741,000 for the impairment of certain poorly performing stores' property and equipment.

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

Liquidity and Capital Resources

Financial position The Company's primary sources of liquidity are cash flows from operations, including credit terms from vendors, and borrowings under its credit agreement (see below). The Company's working capital was $102,598,000 at January 30, 1999 compared with $73,553,000 at
         January 31, 1998 and $44,016,000 at February 1, 1997.

         At January 30, 1999, the Company had an unsecured revolving line of credit, which provides for cash borrowings for general corporate purposes as well as for the issuance of letters of credit of up to an aggregate of $130,000,000 and which expires in May 2001. The terms of this credit agreement require, among other things, maintenance of minimum levels of shareholders' equity, compliance with certain financial ratios and Mr. Robert M. Goodfriend remaining as Chairman of the Board or Chief Executive Officer of the Company, and place restrictions on additional indebtedness, asset disposals, investments and capital expenditures. At January 30, 1999, the Company had no cash borrowings and $49,454,000 outstanding for letters of credit compared with no cash borrowings and $41,238,000 outstanding for letters of credit at January 31, 1998. Cash borrowings averaged $3,515,000 during fiscal 1998 compared with $2,374,000 during fiscal 1997, with the highest balance of $40,000,000 in November and December 1998 compared with $25,000,000 in October and November 1997. Letters of credit outstanding averaged $65,895,000 during fiscal 1998 compared with $53,442,000 during fiscal 1997. The highest balance of letters of credit outstanding was $84,090,000 during fiscal 1998 (in September
         1998) compared with $71,937,000 during fiscal 1997 (in June 1997). The weighted average interest rates on cash borrowings in fiscal 1998, 1997 and 1996 were 5.6%, 6.4% and 6.5%, respectively.

Cash flows Operating activities provided cash of $27,319,000 in fiscal 1998 compared with $35,096,000 in fiscal 1997 and $22,369,000 in fiscal 1996. Cash used in operating activities in fiscal 1998, 1997 and 1996 was primarily for increased inventory of $14,020,000, $44,172,000 and $29,228,000, respectively, resulting from (i) additional inventory for new stores, (ii) the strategic build-up of certain new classifications of basic inventory items in all stores and (iii) for fiscal 1997, the Company's decision to take early receipt of spring 1998 imported merchandise. Accounts payable provided cash of $4,514,000, $24,038,000 and $7,081,000 in fiscal 1998, 1997 and 1996, respectively. Other assets and liabilities provided cash of $3,235,000, $10,416,000 and $9,672,000 in fiscal 1998, 1997 and 1996, respectively. Depreciation and amortization expenses were $13,861,000, $11,571,000 and $10,595,000 in fiscal 1998, 1997 and 1996, respectively.

         Cash flows from investing activities reflected a $22,794,000, $21,219,000 and $15,800,000 net use of cash for fiscal 1998, 1997 and
         1996, respectively. Cash was used primarily to fund capital expenditures for new, relocated and remodeled stores as well as for upgrading information technology and for general corporate purposes.

         Cash provided by financing activities for fiscal 1998, 1997 and 1996 was $20,593,000, $6,981,000 and $3,760,000, respectively. Cash management programs maintained by the Company provided cash of $13,242,000, $4,050,000 and $3,506,000 during fiscal 1998, 1997 and
         1996, respectively. The Company received $2,886,000, $1,708,000 and $347,000 in cash and realized a tax benefit of $4,728,000, $1,462,000 and $124,000 from the issuance of common stock on the exercise of stock options in fiscal 1998, 1997 and 1996, respectively.

Outlook The Company plans to open approximately 30 to 35 new stores and relocate or remodel approximately 24 stores during fiscal 1999. Capital expenditures are expected to be approximately $40,000,000 in fiscal 1999 primarily for (i) opening new stores, (ii) upgrading existing stores, (iii) distribution center enhancements, (iv) computer systems and equipment and (v) for general corporate purposes.

         The Company's primary needs for capital resources are for the purchase of store inventories, capital expenditures and for normal operating purposes. Management believes that its existing working capital, together with cash flows from operations, including credit terms from vendors, and the borrowings available under the credit agreement will be sufficient to meet the Company's operating and capital expenditure requirements.

         In February 1999 two lawsuits were served on the Company. The first lawsuit was filed by nine individual plaintiffs at one of the Company's retail stores, who generally allege discrimination with respect to employment opportunities, including, among other things, discrimination through their constructive discharge, failure to be promoted and failure to be paid wages equal to white employees. The second lawsuit was filed by 20 named plaintiffs, who generally allege that the Company discriminated against a class of African-American employees at its retail stores through the use of discriminatory selection and compensation procedures, and by maintaining unequal terms and conditions of employment and that the Company maintained a racially hostile working environment. The plaintiffs in the second lawsuit also named Robert M. Goodfriend, the Company's Chairman and Chief Executive Officer, as a defendant, and are seeking to have this action certified as a class action. By way of damages, the plaintiffs in these actions are seeking, among other things, injunctive relief, back pay and other monetary relief. The Company disputes these claims and intends to defend these matters vigorously. It is too early to estimate the effect, if any, these two lawsuits may have on the Company's financial position or results of operations.

                  The Company is a party to certain other legal proceedings arising in the ordinary course of its business. Management currently believes that the ultimate outcome of these other proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or results of operations.

Impact of the Year 2000 Issue

                  The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in similar normal business activities.

         The state of readiness

                  During fiscal 1998, the Company established an oversight committee, consisting of individuals from each of its functional areas, to review all of the Company's computer systems and programs, as well as the computer systems of the third parties upon whose data or functionality the Company relies in any material respect, and to assess their ability to process transactions in the year 2000. This committee meets regularly to review the progress of the Company's Year 2000 compliance issues. At the end of fiscal 1998, all internal systems have been modified to be Year 2000 compliant. Throughout fiscal 1999 the Company plans to continue testing and monitoring its internal systems for Year 2000 compliance. The oversight committee will continue to meet throughout fiscal 1999 and into the Year 2000 to review the progress of the Year 2000 efforts and to address the problems encountered with third parties.

                  In addition, the Company has contacted its significant suppliers and other service providers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues. Although most suppliers have responded that they expect to be in substantial compliance, there can be no guarantee that the computer systems of these third parties on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company. The Company is not yet in a position to assess any third party's compliance efforts with the Year 2000 issues or the impact on the Company if any third party's Year 2000 compliance efforts fail.

         Costs to address Year 2000 issues

                  At the end of fiscal 1998, the costs incurred by the Company for Year 2000 issues amounted to approximately $738,000 for external and existing internal resources that were expensed as incurred. The Company's remaining costs for Year 2000 issues are estimated at $842,000, which primarily consist of (i) $317,000 for the purchase of software and hardware and (ii) $525,000 representing external and existing internal resources that will be expensed as incurred.

         Risks of Year 2000 issues

                  The risks associated with failing to remediate the Year 2000 issues include, among other things, temporary disruptions in
                  (i) store operations, (ii) ordering, receiving and distributing merchandise, (iii) services provided by banks such as credit card processing and authorization, (iv) communication services, (v) city and government services and
                  (vi) utility services as well as other vital and necessary operations.

         Contingency plans

                  The oversight committee is currently in the process of developing a contingency plan for each area within the organization that could be affected by the Year 2000 issue. Although management currently anticipates minimal business disruption, the failure of either the Company or one of its major business partners to remediate critical Year 2000 issues could have a materially adverse impact on the Company's business, operations and financial condition.

Seasonality and inflation  The Company's business is seasonal by nature. The
         Christmas season (beginning the Sunday before Thanksgiving and ending on the first Saturday after Christmas), the back-to-school season (beginning approximately the first week of August and continuing through the first week of September) and the Easter season (beginning approximately two weeks before Easter Sunday and ending on the Saturday preceding Easter) collectively accounted for approximately 33.7% of the Company's annual sales based on the Company's last three fiscal years ended January 30, 1999. In general, sales volume varies directly with customer traffic, which is heaviest during the third and fourth quarters of a fiscal year. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full year.

         Inflation can affect the costs incurred by the Company in the purchase of its merchandise, the leasing of its stores and certain components of its selling, general and administrative expenses. During the last three fiscal years ended January 30, 1999, inflation has not materially affected the Company's business, although there can be no assurance that inflation will not have a material adverse effect on the Company in the future.

Selected Quarterly Data (Unaudited)
(In thousands, except per share amounts)



                                         First Quarter    Second Quarter    Third Quarter     Fourth Quarter
                                         -------------------------------------------------------------------
         Fiscal 1998
         -----------
             Sales                          $226,714          $249,489         $251,335           $363,546
             Gross profit                     67,920            71,144           64,546             83,685
             Net earnings                      7,768             8,658            3,267              7,994
             Earnings per common share
              Basic                             0.23              0.26             0.10               0.24
              Diluted                           0.22              0.25             0.10               0.24

         Fiscal 1997
         -----------
             Sales                          $190,057          $212,206         $234,908           $334,752
             Gross profit                     54,977            58,170           62,034             89,976
             Net earnings                      5,058             5,418            5,535             17,275
             Earnings per common share
              Basic                             0.16              0.17             0.17               0.53
              Diluted                           0.15              0.16             0.16               0.51

Consolidated Statements of Operations
(In thousands, except per share amounts)

                                                                    Fiscal Year
                                                    ------------------------------------------
                                                       1998             1997            1996
                                                    ------------------------------------------
Sales                                               $1,091,084        $971,923        $819,056
Cost of sales and occupancy expenses                   803,789         706,766         609,684
                                                    ----------        --------        --------
Gross profit                                           287,295         265,157         209,372
Selling, general and administrative expenses           244,833         213,060         182,628
                                                    ----------        --------        --------
Earnings from operations                                42,462          52,097          26,744
Interest expense                                           535             542             762
Investment income                                        2,231           1,831           1,460
                                                    ----------        --------        --------
Earnings before income taxes                            44,158          53,386          27,442
Provision for income taxes                              16,471          20,100          10,291
                                                    ----------        --------        --------
Net earnings                                        $   27,687        $ 33,286        $ 17,151
                                                    ==========        ========        ========
Earnings per common share
 Basic                                              $     0.84        $   1.02        $   0.53
                                                    ==========        ========        ========
 Diluted                                            $     0.81        $   0.99        $   0.53
                                                    ==========        ========        ========

Weighted average common shares outstanding
 Basic                                                  33,155          32,548          32,264
                                                    ==========        ========        ========
 Diluted                                                34,267          33,674          32,568
                                                    ==========        ========        ========

See accompanying notes to consolidated financial statements

Consolidated Balance Sheets
(Dollars in thousands)

                                                                                        January 30,      January 31,
                                                                                            1999            1998
                                                                                        -----------      -----------
Assets
Current Assets
   Cash and cash equivalents                                                              $ 89,292        $ 64,174
   Investments                                                                                  --           1,555
   Inventories                                                                             165,687         151,667
   Accounts receivable and other current assets                                             14,195          10,519
                                                                                          --------        --------
    Total current assets                                                                   269,174         227,915
Property and equipment, net                                                                104,789          97,468
Other assets                                                                                 3,210           2,933
                                                                                          --------        --------
    Total assets                                                                          $377,173        $328,316
                                                                                          ========        ========

Liabilities and Shareholders' Equity
Current Liabilities
   Accounts payable                                                                       $122,776        $105,231
   Accrued expenses                                                                         43,190          42,194
   Income taxes payable                                                                        321           6,674
   Current portion of long-term debt                                                           289             263
                                                                                          --------        --------
    Total current liabilities                                                              166,576         154,362
Long-term debt                                                                                 318             608
Other long-term liabilities                                                                  3,782           3,023
Deferred income taxes                                                                       11,020          10,266
                                                                                          --------        --------
    Total liabilities                                                                      181,696         168,259
                                                                                          --------        --------
Commitments and Contingencies

Shareholders' Equity
   Preferred stock, par value $1 per share;
       Authorized - 2,000,000 shares; issued and outstanding-none
   Class B Common stock, no par value;
       Authorized - 50,000,000 shares; issued and outstanding-none
   Common stock, no par value;
       Authorized - 50,000,000 shares;
       Issued and outstanding - 33,330,780 and 32,703,716 shares, respectively              28,102          25,097
   Paid-in capital                                                                           9,449           4,721
   Retained earnings                                                                       157,926         130,239
                                                                                          --------        --------
    Total shareholders' equity                                                             195,477         160,057
                                                                                          --------        --------
    Total liabilities and shareholders' equity                                            $377,173        $328,316
                                                                                          ========        ========


See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
(In thousands)


                                                                      Fiscal Year
                                                       ------------------------------------------
                                                         1998             1997            1996
                                                       ------------------------------------------
Cash Flows from Operating Activities
Net earnings                                           $ 27,687         $ 33,286         $ 17,151
Adjustments to reconcile net earnings to cash
 provided by operating activities:
   Depreciation and amortization                         13,861           11,571           10,595
   Net loss on asset disposals and write-down             1,612            1,135            1,965
   Changes in assets and liabilities:
       Inventories                                      (14,020)         (44,172)         (29,228)
       Accounts payable                                   4,514           24,038            7,081
       Income taxes                                      (9,570)          (1,178)           5,133
       Other assets and liabilities                       3,235           10,416            9,672
                                                       --------         --------         --------
          Cash provided by operating activities          27,319           35,096           22,369
                                                       --------         --------         --------
Cash Flows from Investing Activities
Acquisitions of property and equipment                  (22,855)         (21,231)         (16,070)
Proceeds from sale of property and equipment                 61               12              270
                                                       --------         --------         --------
          Cash used in investing activities             (22,794)         (21,219)         (15,800)
                                                       --------         --------         --------

Cash Flows from Financing Activities
Repayment of long-term debt                                (263)            (239)            (217)
Exercise of stock options                                 7,614            3,170              471
Changes in cash management accounts                      13,242            4,050            3,506
                                                       --------         --------         --------
         Cash provided by financing activities           20,593            6,981            3,760
                                                       --------         --------         --------
Net increase in cash and cash equivalents                25,118           20,858           10,329
Cash and cash equivalents, beginning of year             64,174           43,316           32,987
                                                       --------         --------         --------
Cash and cash equivalents, end of year                 $ 89,292         $ 64,174         $ 43,316
                                                       ========         ========         ========
Supplemental Disclosures:
   Income tax payments                                 $ 22,085         $ 20,336         $  5,294
   Interest payments                                        531              534              745

See accompanying notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity
(In thousands)

                                      Common Stock
                                 ---------------------        Paid-In        Retained
                                 Shares          Amount       Capital        Earnings         Total
                                 ------          ------       -------        --------         -----
Balance, February 3, 1996        32,250        $22,938        $3,135        $ 79,802        $105,875
Net earnings                         --             --            --          17,151          17,151
Exercise of stock options            80            426           124              --             550
                                 ------        -------        ------        --------        --------
Balance February 1, 1997         32,330         23,364         3,259          96,953         123,576
Net earnings                         --             --            --          33,286          33,286
Exercise of stock options           374          1,733         1,462              --           3,195
                                 ------        -------        ------        --------        --------
Balance January 31, 1998         32,704         25,097         4,721         130,239         160,057
Net earnings                         --             --            --          27,687          27,687
Exercise of stock options           627          3,005         4,728              --           7,733
                                 ------        -------        ------        --------        --------
Balance January 30, 1999         33,331        $28,102        $9,449        $157,926        $195,477
                                 ======        =======        ======        ========        ========

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements
Years ended January 30, 1999, January 31, 1998 and February 1, 1997

    1   Summary of Significant Accounting Policies

        Headquartered in Knoxville, Tennessee, Goody's Family Clothing, Inc. and subsidiaries (the "Company") is a retailer of moderately priced apparel for women, men and children. At January 30, 1999, the Company operated 257 stores located in 16 states (all under one business segment). Its significant accounting policies are as follows:

        Fiscal year-end The Company's fiscal year ends on the Saturday nearest the last day of January. Fiscal 1998, 1997 and 1996 refer to the Company's fiscal years ended January 30, 1999 (52 weeks), January 31, 1998 (52 weeks) and February 1, 1997 (52 weeks), respectively.

        Principles of consolidation The consolidated financial statements include the accounts of Goody's Family Clothing, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany balances and transactions have been eliminated.

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

        Amounts due banks upon the clearance of certain checks under the Company's cash management programs are included in both accounts payable and accrued expenses at January 30, 1999 and January 31, 1998 and amounted to $31,789,000 and $18,547,000, respectively.

        Investments Investments were held by a bank, as trustee, to fund certain potential severance payments in respect of which no liability existed at January 31, 1998. The Company was restricted from using these funds for its operating activities until April 1998.

        Inventories Inventories are stated at the lower of weighted average cost or market.

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

        The Company continually evaluates its investment in long-lived assets used in operations and records impairment write-downs, if necessary, based on judgements as to the undiscounted future cash flows of individual stores.

        Store opening and closing costs Non-capital expenditures for new or relocated stores are expensed as incurred. The net book value of leasehold improvements and abandoned fixtures as well as any future rents payable for stores, for which a decision has been made to close or relocate the stores, are charged against current earnings.

        Advertising The Company expenses all advertising expenditures as incurred. Advertising expenses for fiscal 1998, 1997 and 1996 were $46,723,000, $38,179,000 and $34,431,000, respectively.

        Income taxes Deferred income taxes are recognized for the tax consequences of temporary differences between the tax and financial reporting basis of the Company's assets and liabilities based upon enacted tax laws and statutory tax rates applicable to the future years in which the differences are expected to affect taxable income.

        Sales Sales include $39,885,000, $33,379,000 and $26,827,000 of leased shoe department sales for fiscal 1998, 1997 and 1996, respectively.

        Earnings per common share Basic earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding and potentially dilutive common shares. Weighted average diluted shares outstanding differs from weighted average basic shares outstanding solely from the effect of stock options. Stock options to purchase 1,203,177, 48,322 and 872,514 shares of the Company's common stock (the "Common Stock") in fiscal 1998, 1997 and 1996, respectively, were not included in the computation of weighted average diluted shares outstanding because they would have been antidilutive.

        In July 1998, the Company effected a two-for-one stock split. All previously reported earnings per share and related data have been restated to reflect such stock split.

        Recent Accounting Pronouncements In March 1998, the American Institute of Certified Public Accountants' Accounting Standards Executive Committee issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1, which is effective beginning with the Company's fiscal year 1999, requires that certain costs incurred to develop or obtain software for internal use be capitalized. SOP No. 98-1 will be adopted for the Company's fiscal year ending January 29, 2000 and is not expected to have a material effect on the Company's financial statements.

        In June, 1998, the American Institute of Certified Public Accountants issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133, which is effective beginning with the Company's fiscal year 2000, requires that an entity recognize all derivatives as either assets or liabilities in its statement of financial position and measure those instruments at fair value. SFAS No. 133 will be adopted for the Company's fiscal year ending February 3, 2001. The Company has not yet completed its analysis of the effect of SFAS No. 133 on its financial statements.

        Reclassifications Certain reclassifications have been made to the financial statements of prior periods to conform to the current period presentation.

    2   Property and equipment

        Property and equipment consisted of the following (in thousands):

                                                           January 30,  January 31,
                                                              1999          1998
                                                           -----------  -----------
        Land                                                $  3,512      $  3,512
        Buildings                                             26,522        25,704
        Leasehold improvements                                22,179        20,056
        Furniture and equipment                              108,165        94,765
        Transportation equipment                               6,447         6,181
        Assets in progress                                     2,256            --
                                                            --------      --------
                                                             169,081       150,218
        Less accumulated depreciation and amortization        64,292        52,750
                                                            --------      --------
            Property and equipment, net                     $104,789      $ 97,468
                                                            ========      ========

        Impairment charges for store property and equipment were $733,000 and $741,000 in fiscal 1998 and 1996, respectively.

3       Credit arrangements

        The Company has a credit agreement for an unsecured revolving line of credit which provides for cash borrowings for general corporate purposes as well as for the issuance of letters of credit of up to an aggregate of $130,000,000 and which expires in May 2001. The Company is committed to pay (i) interest on the cash borrowings at a fluctuating base rate or LIBOR plus an applicable margin, (ii) letter of credit fees based on the number of days a letter of credit is outstanding times an applicable fee and (iii) an annual commitment fee payable quarterly in advance. The terms of this credit agreement require, among other things, maintenance of minimum levels of shareholders' equity, compliance with certain financial ratios and Mr. Robert M. Goodfriend remaining as Chairman of the Board or Chief Executive Officer of the Company, and place restrictions on additional indebtedness, asset disposals, investments and capital expenditures.

        At January 30, 1999 and January 31, 1998, the Company had no cash borrowings under this credit agreement and letters of credit issued and outstanding amounted to $49,454,000 and $41,238,000, respectively. Cash borrowings under the Company's line of credit averaged $3,515,000, $2,374,000 and $5,206,000 during fiscal 1998, 1997 and 1996, respectively. The highest balances of cash borrowings were $40,000,000 in November and December 1998, $25,000,000 in October and November 1997 and $37,000,000 in November 1996. The weighted average interest rates on cash borrowings in fiscal 1998, 1997 and 1996 were 5.6%, 6.4% and 6.5%, respectively.

    4   Long-term debt

        Long-term debt represents a promissory note payable to the Company's founder and former chairman, M.D. Goodfriend, and his wife, who are the parents of the Company's current Chairman of the Board and Chief Executive Officer. The debt is unsecured and is payable in annual installments of $350,000, including interest at 10%, through January 2001. Interest paid on this debt was $87,000, $111,000 and $133,000 during fiscal 1998, 1997 and 1996, respectively. Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair value of such long-term debt was not materially different than its carrying amount.

    5   Income taxes

        The provision for income taxes for the years indicated consisted of the following (in thousands):

                                                               Fiscal Year
                                                   ----------------------------------
                                                     1998         1997         1996
                                                   --------     --------     --------
        Current
            Federal                                $ 15,219     $ 18,833     $  9,173
            State                                     1,262        2,163        1,280
                                                   --------     --------     --------
             Total current                           16,481       20,996       10,453
                                                   --------     --------     --------
        Deferred
            Federal                                      32         (726)         (84)
            State                                       (42)        (170)         (78)
                                                   --------     --------     --------
               Total deferred                           (10)        (896)        (162)
                                                   --------     --------     --------
               Provision for income taxes          $ 16,471     $ 20,100     $ 10,291
                                                   ========     ========     ========

       The provision for income taxes differed from the amounts computed by applying the federal statutory rate to earnings before income taxes as follows (in thousands):

                                                               Fiscal Year
                                                   ----------------------------------
                                                     1998         1997         1996
                                                   --------     --------     --------
            Tax expense at statutory rate          $ 15,456     $ 18,685     $  9,605
            State taxes, net of federal benefit       1,086        1,319          745
            Effect of tax-exempt income                (206)         (97)         (89)
            Effect of other items                       135          193           30
                                                   --------     --------     --------
                   Provision for income taxes      $ 16,471     $ 20,100     $ 10,291
                                                   ========     ========     ========

        The tax effects of temporary differences were as follows (in thousands):

                                                   January 30,    January 31,
                                                       1999           1998
                                                   --------------------------
        Current asset
            Inventory carrying cost                  $  3,733       $  2,074
            Net operating loss carryforward               364             --
            Accrued expenses and other                  5,329          3,381
                                                     --------       --------
               Current deferred tax asset            $  9,426       $  5,455
                                                     ========       ========

        Deferred liability
            Depreciation                             $ 11,465       $ 10,787
            Other                                        (445)          (521)
                                                     --------       --------
               Long-term deferred tax liability      $ 11,020       $ 10,266
                                                     ========       ========

        Current deferred tax assets are included in "Accounts receivable and other current assets" in the accompanying balance sheets.

    6   Stock options

        The Company currently has four stock option plans: the Goody's Family Clothing, Inc. 1991 Stock Incentive Plan (the "1991 Plan"), the Goody's Family Clothing, Inc. 1993 Stock Option Plan (the "1993 Plan"), the Goody's Family Clothing, Inc. 1997 Stock Option Plan (the "1997 Plan") and the Discounted Stock Option Plan for Directors (the "Directors' Plan").

        The 1991 Plan, 1993 Plan and 1997 Plan provide for the grant of nonqualified and incentive stock options to key associates and directors and formula options to non-associate directors. The Compensation Committee of the Board of Directors determines the exercise price (not to be less than the fair market value of the Common Stock for incentive options or formula options on the date of grant) and the vesting and exercise periods. The options generally vest in equal installments over five years from the date of grant and are generally exercisable up to 10 years from the date of grant. The Company is authorized to issue an aggregate of 5,650,000 shares of Common Stock under the 1991 Plan, 1993 Plan and 1997 Plan.

        Under the Directors' Plan, non-associate directors may elect to receive options to purchase Common Stock at an exercise price equal to 50% of the fair market value of the Common Stock on the date of grant in lieu of cash for their director fees. These options vest one year from the date of grant and are exercisable up to 20 years from the date of grant. The expense recorded in connection with stock options issued under this plan has been immaterial. The Company is authorized to issue an aggregate of 300,000 shares of Common Stock under the Directors' Plan.

        A summary of the stock option activity and the related weighted average exercise prices for all the option plans is as follows:

                                          Shares Available   Outstanding   Weighted Average
                                             For Grant         Options      Exercise Price
                                             ---------------------------------------------
        As of February 3, 1996               1,205,086        2,294,374       $    4.72
           Reserved                            200,000               --              --
           Granted                          (1,129,396)       1,129,396            6.99
           Exercised                                --          (79,240)           4.38
           Forfeited                           160,960         (160,960)           4.64
                                             ---------        ---------       ---------
        As of February 1, 1997                 436,650        3,183,570            5.53
           Reserved                          2,000,000               --             --
           Granted                          (1,079,530)       1,079,530           11.58
           Exercised                                --         (374,052)           4.57
           Forfeited                           214,044         (214,044)           5.90
                                             ---------        ---------       ---------
        As of January 31, 1998               1,571,164        3,675,004            7.39
           Granted                            (609,192)         609,192           21.13
           Exercised                                --         (627,064)           4.60
           Forfeited                            94,338          (94,338)          12.44
                                             ---------        ---------       ---------
        As of January 30, 1999               1,056,310        3,562,794       $   10.09
                                             =========        =========       =========

        The following table summarizes information about stock options outstanding at January 30, 1999:

                                             Outstanding Options                 Exercisable Options
                          ------------------------------------------------  ------------------------------
                                                  Weighted
                                                  Average         Weighted                       Weighted
                             Options              Remaining       Average       Options          Average
         Range of         Outstanding at         Contractual      Exercise  Exercisable at       Exercise
       Exercise Prices    January 30, 1999       Life (Years)       Price   January 30, 1999       Price
       ---------------------------------------------------------------------------------------------------
       $ 2.41 to $ 5.69        1,215,664             6.6           $ 4.58         705,484          $ 4.45
         6.00 to  10.88        1,025,406             7.9             8.74         774,336            8.51
        11.19 to  16.00          796,224             8.5            12.22          48,400           13.03
        17.07 to  22.00          411,500             9.1            21.31             800           17.07
        24.00 to  27.50          114,000             9.4            25.56              --              --
                               ---------                                        ---------
                               3,562,794                                        1,529,020
                               =========                                        =========

        Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to adopt the disclosure-only provisions of SFAS No. 123 and to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation cost has been recognized for the stock options granted under the various stock option plans to associates and directors. Had compensation cost for the Company's stock option plans been determined based on the fair value on the date of grant for awards in fiscal 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below:

                                          Fiscal 1998               Fiscal 1997              Fiscal 1996
                                    -----------------------   ----------------------   ----------------------
                                    As Reported   Pro Forma   As Reported  Pro Forma   As Reported  Pro Forma
                                    -----------------------   ----------------------   ----------------------
        Net earnings (in thousands)    $27,687      $26,012       $33,286    $32,211      $17,151     $15,157

        Earnings per common share
           Basic                          0.84         0.78          1.02       0.99         0.53        0.47
           Diluted                        0.81         0.76          0.99       0.96         0.53        0.47

        The fair value of the options granted under the Company's various stock option plans during fiscal 1998, 1997 and 1996 was estimated on their date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield; expected volatility of 63%, 56% and 49%, respectively; risk free interest rates of 5.5%, 6.5% and 6.4%, respectively; and expected lives of 7.0, 7.0 and
        4.7 years, respectively. The weighted average fair value of options granted was $14.28, $14.78 and $6.44 for fiscal 1998, 1997 and 1996, respectively.

    7   Benefit plans

        The Company maintained a profit sharing plan through December 1997 for full-time associates. This plan provided for discretionary contributions by the Company which were approved by its Board of Directors. The Company's contributions to the profit sharing plan were $750,000 and $525,000 for fiscal 1997 and 1996, respectively.

        In January 1998, the Company adopted the Goody's Family Clothing, Inc. 401(k) Retirement Plan (the "401(k) Plan") with a salary deferral feature for all eligible associates. All the assets of the profit sharing plan were transferred to the 401(k) Plan. Under the terms of the 401(k) Plan, eligible associates may contribute between 3% and 15% of their annual compensation on a pretax basis (with certain limitations imposed by the Internal Revenue Service) to the 401(k) Plan. The Company provides matching contributions to the 401(k) Plan, which are discretionary, vest over time and are based upon a percent of the associates' elected contributions. These matching contributions amounted to $826,000 and $35,000 for fiscal 1998 and 1997, respectively.

        The Company also has an Employee Payroll Investment Plan that allows eligible associates to purchase the Common Stock at fair market value through regular payroll deductions.

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

        The future minimum rental payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year at January 30, 1999 are as follows (in thousands):

           Fiscal Year
           -----------
           1999                  $ 48,176
           2000                    45,227
           2001                    43,202
           2002                    40,486
           2003                    38,275
           Thereafter             177,778
                                 --------
           Total                 $393,144
                                 ========

        Total rental expense for operating leases for fiscal 1998, 1997 and 1996 were $53,173,000, $47,234,000 and $41,299,000, respectively, including percentage rent of $545,000, $632,000 and $451,000, respectively.

    9   Related party transactions

        The Company has entered into various related party transactions with Mr. Robert M. Goodfriend (the Company's Chairman of the Board and Chief Executive Officer and beneficial owner of approximately 40.9% of the Common Stock) as described below.

        The Company paid premiums of $54,000 in each of fiscal 1998, 1997 and 1996 for split-dollar life insurance policies insuring the life of Mr. Goodfriend. The beneficiary of these policies is a trust established for the benefit of Mr. Goodfriend's children. The trust has assigned to the Company an interest in the cash value of the life insurance policies to the extent of cumulative premiums paid by the Company. Included in "Other assets" at January 30, 1999 and January 31, 1998 are $2,029,000 and $1,930,000, respectively, related to these policies.

        The Company paid rent and taxes amounting to $374,000, $442,000 and $442,000 for fiscal 1998, 1997 and 1996, respectively, for a store leased from another trust benefiting Mr. Goodfriend's children. Future commitments at January 30, 1999 under this related party lease are $2,947,000.

    10  Contingencies

        In February 1999 two lawsuits were served on the Company. The first lawsuit was filed by nine individual plaintiffs at one of the Company's retail stores, who generally allege discrimination with respect to employment opportunities, including, among other things, discrimination through their constructive discharge, failure to be promoted and failure to be paid wages equal to white employees. The second lawsuit was filed by 20 named plaintiffs, who generally allege that the Company discriminated against a class of African-American employees at its retail stores through the use of discriminatory selection and compensation procedures, and by maintaining unequal terms and conditions of employment and that the Company maintained a racially hostile working environment. The plaintiffs in the second lawsuit also named Robert M. Goodfriend, the Company's Chairman and Chief Executive Officer, as a defendant, and are seeking to have this action certified as a class action. By way of damages, the plaintiffs in these actions are seeking, among other things, injunctive relief, back pay and other monetary relief. The Company disputes these claims and intends to defend these matters vigorously. It is too early to estimate the effect, if any, these two lawsuits may have on the Company's financial position or results of operations.

        The Company is a party to certain other legal proceedings arising in the ordinary course of its business. Management currently believes that the ultimate outcome of these other proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or results of operations.

         Selected Financial Data
         (Dollars in thousands, except per share
         amounts and sales per gross square foot)


                                                                                 Fiscal Year
                                                        -----------------------------------------------------------------
                                                           1998          1997         1996          1995(1)        1994
                                                        -----------------------------------------------------------------
        Income Statement Data
        Sales                                           $1,091,084     $971,923     $819,056       $696,868     $ 613,664
        Cost of sales and occupancy expenses               803,789      706,766      609,684        526,151       458,857
                                                        ----------     --------     --------       --------     ---------
        Gross profit                                       287,295      265,157      209,372        170,717       154,807
        Selling, general and administrative expenses       244,833      213,060      182,628        154,901       142,755
                                                        ----------     --------     --------       --------     ---------
        Earnings from operations                            42,462       52,097       26,744         15,816        12,052
        Interest expense                                       535          542          762            608         1,163
        Investment income (loss)                             2,231        1,831        1,460          1,319          (117)
                                                        ----------     --------     --------       --------     ---------
        Earnings before income taxes                        44,158       53,386       27,442         16,527        10,772
        Provision for income taxes                          16,471       20,100       10,291          6,063         3,900
                                                        ----------     --------     --------       --------     ---------
        Net earnings                                    $   27,687     $ 33,286     $ 17,151       $ 10,464     $   6,872
                                                        ==========     ========     ========       ========     =========

        Earnings per common share(2)
         Basic                                          $     0.84     $   1.02     $   0.53       $   0.32     $    0.21
                                                        ==========     ========     ========       ========     =========
         Diluted                                        $     0.81     $   0.99     $   0.53       $   0.32     $    0.21
                                                        ==========     ========     ========       ========     =========

        Weighted average common shares
         outstanding (in thousands)(2)
         Basic                                              33,155       32,548       32,264         32,246        32,194
                                                        ==========     ========     ========       ========     =========
         Diluted                                            34,267       33,674       32,568         32,568        32,514
                                                        ==========     ========     ========       ========     =========

        Selected Operating Data
        (At year end)
        Stores open                                            257          223          203            184           171
        Gross store square footage (in thousands)            7,026        6,071        5,498          4,913         4,505
        Comparable store sales increase(3)                     0.5%         8.2%         6.9%           1.3%          3.4%
        Sales per gross square foot(4)                  $      167     $    165     $    156       $    150     $     150
        Average sales per store(5)                           4,517        4,504        4,090          3,922         3,741
        Capital expenditures                                22,855       21,231       16,070         10,632        39,388
        Depreciation and amortization                       13,861       11,571       10,595          9,141         6,185

        Balance Sheet Data
        Working capital                                 $  102,598     $ 73,553     $ 44,016       $ 27,786     $  16,707
        Total assets                                       377,173      328,316      254,347        208,443       185,744
        Long-term debt                                         318          608          871          1,110         1,327
        Shareholders' equity                               195,477      160,057      123,576        105,875        95,365

--------------------------------------------------------------------------------
    1   Consists of 53 weeks.
    2 In July 1998, the Company effected a two-for-one stock split. All previously reported earnings per share and related data have been restated to reflect such stock split.
    3 Comparable store sales for fiscal 1996 and thereafter are based on stores which operated throughout the fiscal year (including relocated, remodeled and expanded stores) and which were in operation for the entire previous fiscal year (computed on comparable 52-week periods). Prior to fiscal 1996, new stores were included in such calculation beginning the first full month following the anniversary of their opening.
    4 Sales per gross square foot is calculated by dividing (i) sales from stores which operated throughout the fiscal year (including relocated, remodeled and expanded stores) and which were in operation for the entire previous fiscal year (computed on comparable 52-week periods) by
        (ii) the gross square footage related to those stores.
    5 Average sales per store is calculated by dividing (i) total sales during such fiscal year less sales attributable to new stores opened and stores closed during the fiscal year by (ii) the number of stores open at the end of the fiscal year less new stores opened during the fiscal year.

Board of Directors and Officers

   Board of Directors                                 Executive and Other Officers

   Robert M. Goodfriend(3)                            Robert M. Goodfriend                    John W. Boles
   Chairman of the Board and                          Chairman of the Board and               Vice President
   Chief Executive Officer                            Chief Executive Officer                 Sales - Northern Region
   Goody's Family Clothing, Inc.
                                                      Harry M. Call                           Philip M. Dangel
   Harry M. Call                                      President and                           Vice President
   President and                                      Chief Operating Officer                 Divisional Merchandise Manager
   Chief Operating Officer                                                                    Children's
   Goody's Family Clothing, Inc.                      Edward R. Carlin
                                                      Executive Vice President                Robert S. Gobrecht
   Samuel J. Furrow(2,3(*))                           Chief Financial Officer and             Vice President
   Chairman                                           Secretary                               Merchandise Coordinator
     Furrow Auction Company
     Furrow-Justice Machinery Corporation             Thomas R. Kelly, Jr.                    Donald E. Goett
   Owner                                              Executive Vice President                Vice President
     Knoxville Motor Company-Mercedes Benz            General Merchandise Manager             Divisional Merchandise Manager
     Land Rover of Knoxville                                                                  Shoes
   Director                                           David R. Mullins
     Southeastern-Advertising, Inc.                   Executive Vice President                Jeffrey D. Hayes
     First American National Bank                     Stores                                  Vice President
     Innovo Group, Inc.                                                                       Store Development
                                                      Bruce E. Halverson
                                                      Senior Vice President                   Regis J. Hebbeler
   Robert F. Koppel(1,2(*))                           Planning and Allocation                 Vice President
    President                                                                                 General Counsel and
    East Tennessee Children's Hospital                Stanley B. Latacha                      Assistant Secretary
                                                      Senior Vice President
   Irwin L. Lowenstein(1,3)                           Marketing and Advertising               Myrna J. Mahon
    Executive Vice President                                                                  Vice President
    Rhodes/Helig-Meyers Company                       John J. Okvath, III                     Divisional Merchandise Manager
    Director                                          Senior Vice President                   Ready to Wear
      L.A. T Sportswear, Inc.                         Product Development
      The Powell Company, Inc.                                                                Allen P. Markway
                                                      Keith Reichelderfer                     Vice President
   Cheryl L. Turnbull(1(*),2)                         Senior Vice President                   Divisional Merchandise Manager
    Director                                          General Merchandise Manager             Men's
    Banc One Capital Markets, Inc.                    Women's
                                                                                              Hazel A. Moxim
                                                      Jay D. Scussel                          Vice President
                                                      Senior Vice President                   Human Resources
                                                      Management Information
                                                      Systems                                 Rosalind C. Parneix
                                                                                              Vice President
                                                      Marcus H. Smith, Jr.                    Divisional Merchandise Manager
                                                      Senior Vice President                   Misses Sportswear
                                                      Real Estate
                                                                                              David G. Peek
                                                      Bobby Whaley                            Vice President
                                                      Senior Vice President                   Corporate Controller and
                                                      Distribution, Transportation            Chief Accounting Officer
                                                      and Logistics
                                                                                              Mike H. Teeple
                                                                                              Vice President
                                                                                              Sales - Southern Region

                                                                                              Barbara Thoreson
                                                                                              Vice President
                                                                                              Divisional Merchandise Manager
                                                                                              Dresses and Special Sizes

                                                                                              Donald R. Whitted
                                                                                              Vice President
                                                                                              Sales - Central Region

                                                                                              Lynn R. Youngs
                                                                                              Vice President
                                                                                              Store Operations


   Committees of the Board of Directors
     1    Compensation Committee
     2    Audit Committee
     3    Nominating Committee
    (*)   Chairperson

Shareholder and Investor Information

   Common stock information
       The Company's Common Stock is listed and traded on The Nasdaq Stock Market (National Market) under the symbol GDYS. At April 16, 1999, there were 520 shareholders of record and approximately 9,500 persons or entities who held Common Stock in nominee name. On April 16, 1999, the closing price of the Common Stock was $9.38.

                               First Quarter    Second Quarter    Third Quarter    Fourth Quarter
                               ------------------------------------------------------------------
       Fiscal 1998
       -----------
          High                     $26.81           $29.00             $28.00           $13.00
          Low                       16.88            21.44               7.63             8.25

       Fiscal 1997
       -----------
          High                     $12.19           $19.88             $19.00           $18.57
          Low                        8.19             7.88              10.69            12.75

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

   Annual meeting
        The Annual Meeting of Shareholders will be held at 10:00 a.m. on Wednesday, June 16, 1999, at the Company's headquarters in Knoxville, Tennessee. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement sent with a copy of this Annual Report to each shareholder of record as of April 26, 1999.

   Corporate headquarters
        Goody's Family Clothing, Inc.
        400 Goody's Lane
        Knoxville, Tennessee 37922
        Tel: (423) 966-2000
        Fax: (423) 777-4230

   Independent auditors
        Deloitte & Touche LLP
        Atlanta, Georgia

   General counsel
        Swidler Berlin Shereff Friedman, LLP
        New York, New York

   Transfer agent and registrar
        Communications concerning shareholder records, the transfer of shares, lost certificates or change of address should be directed to:

        Wachovia Bank of North Carolina, NA
        Post Office Box 8217
        Boston, MA  02266-8217
        Tel: (800) 633-4236

   Annual report on Form 10-K
        A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1999, as filed with the Securities and Exchange Commission, may be obtained, without charge, upon written request to Edward R. Carlin, Executive Vice President, Chief Financial Officer and Secretary, Goody's Family Clothing, Inc., P.O. Box 22000, Knoxville, Tennessee 37933-2000.

[Woman and little girl in Goody's apparel]


low prices never looked so good

GOODY's

FAMILY CLOTHING